1934 Act Registration No. 1-15028

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

RE 4-1-04

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

APR 16 2004

For the Month of April 2004

China Unicom Limited

(Translation of registrant's name into English)

No. 133A, Xidan North Street
Xicheng District
Beijing, China 100032
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): X)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ___)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________.)

EXHIBITS

Exhibit Number		Page
1.1	2003 Annual Report of China Unicom Limited (the "Company"), dated March 25, 2004.	4

FORWARD-LOOKING STATEMENTS

The Annual Report, dated as of March 25, 2004, of the Company, constituting Exhibits 1.1 to this Form 6-K, contain forward-looking statements that are, by their nature, subject to significant risks and uncertainties. Such forward-looking statements include, without limitation, the Company's operating strategy and future plans; its future business condition and financial results; its abilities to expand network capacity and increase network efficiency; its ability to develop new technology applications and offer new services; the execution of its CDMA related strategy; the Company's ability to leverage its position as an integrated telecommunications operator and expand into new business and new markets; future growth of market demand for the Company's services; and future regulatory and other developments in the Chinese telecommunications industry.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities in China; the effects of competition on the demand and price of the Company's telecommunications services; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China including the Chinese government's policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China's telecommunications market. Please also see the "Risk Factors" section of the Company's latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM LIMITED
(Registrant)

Date: April 13 , 2004

By: ______________________
Name: William Lo
Title: Executive Director

中国联通
CHINA UNICOM


Passion
Competitiveness
Innovation
Integrity

CHINA UNICOM LIMITED

Incorporated in Hong Kong with limited liability
under the Companies Ordinance

Annual Report 2003

Contents


Passion
Integrity

Forward-looking Statements

The Company would like to caution readers about the forward-looking nature of some of the statements in this Annual Report. These forward-looking statements are subject to risks and uncertainties, some of which are beyond our control. Potential risks and uncertainties include future changes in our competitive and regulatory environment, future growth rates of the Chinese economy and its telecommunications industry, changes in telecommunications related technologies and applications and other factors that will affect the execution of our business plans and strategies.

Company Profile

China Unicom Limited (the "Company") was incorporated in Hong Kong in February 2000.

The Company was listed on the New York Stock Exchange and the Stock Exchange of Hong Kong on 21 June 2000 and 22 June 2000 respectively. On 1 June 2001, the Company was included as a constituent stock of the Hang Seng Index.



The Company's office building in Beijing

China United Telecommunications Corporation ("Unicom Group") is the major shareholder of the Company. As of 20 March 2004, Unicom Group indirectly and effectively holds 62.90% of shares in the Company through China Unicom (BVI) Limited and China United Telecommunications Corporation Limited. The public investors of the A Share market in Shanghai indirectly and effectively hold 14.52% of shares in the Company. The remaining 22.58% of shares in the Company are held by public investors in Hong Kong and New York.

At present, the Company is engaged in the cellular business (both GSM and CDMA) in 30 provinces, municipalities and autonomous regions in China through China Unicom Corporation Limited, Unicom New Century Telecommunications Corporation Limited and Unicom New World Telecommunications Corporation Limited, the provision of international and domestic long distance calls, data communications (including Internet and IP telephony) and other related telecommunication value-added businesses nationwide.

As to its cellular business, the Company is one of the two mobile telecommunications operators in the PRC. As of 31 December 2003, there were 91.515 million subscribers to the Company's GSM and CDMA cellular businesses on a pro forma combined basis in 30 provinces, municipalities and autonomous regions. In terms of the number of subscribers, the Company was ranked as the third largest mobile telecommunication operator in the world. The number of the Company's CDMA cellular subscribers reached 18.946 million and the Company was ranked as the second largest CDMA cellular operator in the world.

The nationwide coverage of the Company's optical fiber transmission network provided support in terms of sound network resources to facilitate the rapid development of the Company's various businesses. The Company has constructed the second largest broadband optical fiber transmission network in the PRC. This network serves as a shared platform which supports the operation of cellular business, international and domestic long distance calls, data and Internet.

The Company's business philosophy is best summarized by our operating principle of "integrated development with our focus on the cellular business; coordinated efforts in developing the differentiated operations of the two networks; priority on efficiency and profitability to increase our scale and strength". Through consolidating its corporate governance and accelerating its expansion in various business segments, we are committed to building the Company as a world-class telecommunications operator.

Actual	2003 RMB in million	2002 RMB in million (As restated)
Total Operating Revenue	**67,636**	40,577
Net Profit	**4,217**	4,598
Basic Earnings Per Share	**RMB33.6 cents**	RMB36.6 cents
Diluted Earnings Per Share	**RMB33.6 cents**	RMB36.6 cents
EBITDA	**24,899**	18,579


Total operating revenue
17,450
23,692
29,393
40,577
67,636
99 00 01 02 03
(RMB in million)
EBITDA
6,507
10,957
13,526
18,579
24,899
99 00 01 02 03
(RMB in million)
Basic earnings per share
9.5
29.7
36.7
36.6
33.6
99 00 01 02 03
(RMB in cents)
Net profit
927
3,324
4,602
4,598
4,217
99 00 01 02 03
(RMB in million)

Combined Pro forma	2003 RMB in million	2002 RMB in million
Total Operating Revenue	**72,327**	51,537
Net Profit	**5,772**	5,448
EBITDA	**27,197**	23,957

Note: Unaudited combined pro forma information is prepared on the assumption that (1) the acquisition by the Company of the cellular assets and businesses in 9 provinces, municipalities and autonomous regions including Jilin in 2002, (2) the acquisition by the Company of the cellular assets and businesses in 9 provinces and autonomous regions including Shanxi in 2003 and (3) the sale by the Company of Guoxin Paging in 2003 had all been undertaken before 1 January 2002.

Corporate Information

Directors
Wang Jianzhou
Chairman, Chief Executive Officer and President

Tong Jilu
Executive Director and Chief Financial Officer

Zhao Le
Executive Director and Vice President

Lo Wing Yan, William
Executive Director and Vice President

Ye Fengping
Executive Director and Vice President

Liu Yunjie
Non-Executive Director

Lee Hon Chiu
Independent Non-Executive Director

Wu Jinglian
Independent Non-Executive Director

Craig O. McCaw
Independent Non-Executive Director

C. James Judson
Alternate Director to Craig O. McCaw

Shan Weijian
Independent Non-Executive Director

Company Secretary
Yee Foo Hei

Auditors
PricewaterhouseCoopers

Legal Advisors to the Company
Freshfields Bruckhaus Deringer
Sullivan & Cromwell LLP

Registered Office
75th Floor, The Center,
99 Queen's Road Central,
Hong Kong

Subsidiaries
China Unicom Corporation Limited
No. 133A, Xidan North Street,
Xicheng District,
Beijing 100032, P.R. China
Tel: (86) 10 66505588

Unicom New Century Telecommunications
Corporation Limited
No. 133A, Xidan North Street,
Xicheng District,
Beijing 100032, P.R. China
Tel: (86) 10 66505588

Unicom New World Telecommunications
Corporation Limited
No. 133A, Xidan North Street,
Xicheng District,
Beijing 100032, P.R. China
Tel: (86) 10 66505588

Share Registrar
Hong Kong Registrars Limited
Rooms 1901-5, 19th Floor,
Hopewell Centre,
183 Queen's Road East,
Hong Kong

American Depositary Receipts Depositary
The Bank of New York
101 Barclay Street,
New York, NY 10286,
USA

Publications
Under the United States securities law, the Company is required to file an annual report on Form 20-F with the United States Securities and Exchange Commission before 30 June 2004. Copies of the annual report as well as the U.S. annual report on Form 20-F, once filed, will be available at:

Hong Kong
China Unicom Limited
75th Floor, The Center,
99 Queen's Road Central,
Hong Kong

United States
The Bank of New York
101 Barclay Street,
New York, NY 10286,
USA

Company Website
www.chinaunicom.com.hk

8A

1st Quarter

27 January



Yao Ming, an NBA star, was appointed as CDMA spokesperson for "Unicom New Horizon".

26 February

Unicom Group and QUALCOMM announced the establishment of a joint venture to provide CDMA1X users of both the Company and Unicom Group with various BREW services, so as to foster the development of BREW-based CDMA wireless data applications in China.



28 February

Unicom Group and Microsoft (China) entered into a memorandum of strategic cooperation in Beijing for the formation of a strategic partnership in the area of CDMA wireless data services.

28 March

The construction of CDMA 1X network across the country was completed and the brand name of "U-Max" and other sub-brands for CDMA wireless data service were officially launched.

2nd Quarter

12 June

The Company successfully completed the buyout of 50 cables of STM-1 loop in the US-Japan submarine cable system on a MFN basis, thus becoming a consortium member of US-Japan Sub-sea Cables Organization.

3rd Quarter

31 July

The total number of CDMA subscribers reached 10.99 million.

28 August

Mr. Yang Xian Zu resigned from his post as Chairman and Chief Executive Officer of the Company, and was succeeded by Mr. Wang Jianzhou, who was the Executive Director and President of the Company.



26 September

The Company entered into an agreement in Hong Kong with 13 international financial institutions for a USD700 million term loan facility.

4th Quarter

CDMA business started to record profit in the third quarter and the trend continued in the fourth quarter.

The Company successfully completed the technical testing on GSM-CDMA dual mode system in November, which marks the beginning of an era when GSM users can use the services provided by the CDMA network and vice versa. Meanwhile, the Company announced the launch of "Worldwind" service based on GSM/CDMA dual mode system.

21 November

The Company announced the acquisition of cellular businesses in 9 provinces and autonomous regions including Shanxi in China at a consideration of HK$3.015 billion and the sale of Guoxin Paging at a consideration of HK$2.591 billion.

8B



"Integrated development with our focus on the cellular business; coordinated efforts in developing the differentiated operations of the two networks; priority on efficiency and profitability to increase our scale and strength."

Wang Jianzhou
Chairman,
CEO & President

Since its listing in June 2000, the development of the Company has progressed by leaps and bounds, with its integrated capabilities strengthening significantly. I felt deeply honored to be appointed as the new Chairman and Chief Executive Officer of the Company in August 2003 as it reflected the trust of the shareholders and fellow directors in me. With the numerous new challenges faced by the Company in its development, I found myself charged with great responsibilities.

During the past year, the Company achieved encouraging operating results through the joint efforts of the Board of Directors, the management team and all members of staff.

For the year ended 31 December 2003, operating revenue of the Company was RMB 67.64 billion, representing an increase of 66.7% from 2002. EBITDA for the year rose 34.0% to RMB 24.90 billion. Operating profit in 2003 rose 16.3% to RMB 8.51 billion. Net profit in 2003 fell 8.3% to RMB 4.22 billion. Earnings per share decreased by RMB 0.03 from RMB 0.366 in 2002 to RMB 0.336 in 2003. Without taking account of RMB 0.56 billion impairment loss and assets write-off of the Paging Business and RMB 0.66 billion loss on sale of Guoxin Paging, net profit of the Company was RMB 5.08 billion, up 10.5% from 2002.

The Board of Directors recommended the payment of final dividend for 2003 at RMB 0.10 per share. Subject to the approval of the recommendation for dividend payment by the general meeting, the Company will pay out dividends on or before 5 June 2004.

Review for 2003

In accordance with the operating principles of "integrated development with our focus on the cellular business; coordinated efforts in developing the differentiated operations of the two networks; priority on efficiency and profitability to increase our scale and strength," the Company overcame the adverse effect of SARS on the Company's operation and achieved rapid growth for its core business. As at the end of 2003, the Company had a total of 80.833 million cellular subscribers, an increase of 35.4% from the end of 2002. Of the total cellular subscribers, CDMA cellular subscribers reached 16.910 million, an increase of 170.8% from the end of 2002. In terms of cellular subscribers, the Company has become the third largest telecommunications operator in the world.

Significant improvement in the operation of CDMA business, whilst the GSM business continued to grow

The rapid growth in the CDMA and GSM businesses continued in 2003. Revenue from the cellular business for the year reached RMB 59.75 billion, up 88.1% from 2002. Of the total cellular revenue, revenue from the GSM business was RMB 41.17 billion, an increase of 46.5% from 2002. Operating profit for the segment rose 14.2% to RMB 8.72 billion. Revenue from the CDMA business was RMB 18.58 billion, an increase of 409.3% from 2002. Operating loss for the segment decreased from RMB 0.99 billion in 2002 to RMB 0.29 billion in 2003.

In March 2003, the CDMA network was upgraded from CDMA95A to CDMA1X, following which network coverage and voice quality improved significantly. Furthermore, the Company transformed its CDMA business model mainly by gradually reducing handsets subsidies and encouraging subscribers to purchase their own handsets. By leveraging on the technical superiority of high speed data transmission provided by the CDMA1X network and the launch of "U-Max" value-added data services, the Company successfully satisfied various demands from corporate subscribers and young subscribers and enhanced its brand image. The Company launched the "Green Tornado" marketing campaign in full in July 2003, which stimulated rapid growth in the number of subscribers. Through the implementation of innovative marketing and sales strategies, the net addition of CDMA subscribers for the year reached 10.665 million. The CDMA business started to record profit in the third quarter.

Along with the rapid growth of the CDMA business, the Company strengthened its development of the GSM business. Through the exploration of network potential, the optimization of network and the further enhancement of network quality and service standards, the steady development of our GSM business has been sustained. The net addition of GSM subscribers for the year reached 10.458 million.

During the past year, the increase in cellular revenue, in particular, revenue from the CDMA business, became a major source of revenue growth of the Company.

Rapid growth in long distance business and diversification in data and Internet businesses

The operation standard of the Company's long distance, data and Internet businesses has risen steadily. Customer service has been further improved and new progress has been achieved in the interconnection with other operators. As the international and domestic long distance telephone business grew rapidly, the total minutes of outgoing calls for the year reached 19.83 billion minutes, an increase of 49.7% from that in 2002, whilst our market share increased from 11.6% in 2002 to 14% in 2003. The Company is committed to building "165", "Ruyi mailbox", "UNI-VIDEO" and "Unicom Internet Plaza" as well-known brands through proactive sales and marketing activities. The net additions of subscribers to Internet and "Ruyi mailbox" services for the year were 5.140 million and 6.241 million respectively.

New horizons in business expansion and technology development

During the past year, the Company launched "U-Max" brand for its wireless data service, as well as other sub-brands for its various services. The successive launch of U-mail, U-Info, U-Net, U-Magic and U-Map has brought unprecedented experience of cellular communication to its subscribers, which facilitated the rapid development of the CDMA wireless data service.

In order to allow the GSM and CDMA networks to complement each other with their respective advantages, the Company proactively organized and conducted research and development programs on the implementation of the GSM-CDMA dual mode system and successfully completed the technical testing on the system in November 2003. The GSM-CDMA dual mode system is the first of its kind developed in the global cellular communication industry. The technology allows GSM subscribers to use the services provided by the CDMA network and vice versa, and effectively facilitates the coordinated development of both GSM and CDMA businesses.

The achievement of positive free cash flow and further improvement in overall financial status

The Company's free cash flow (net cash inflow from operating activities minus capital expenditure) improved significantly from an outflow of RMB 5.89 billion in 2002 to an inflow of RMB 2.81 billion in 2003. Early last year, the Company proposed the achievement of positive free cash flow as a target for budgetary control. Through the preparation of reasonable budgetary plans, control on capital investment was tightened. The weighting of operating results in our performance appraisal was increased, so that management of the Company placed more emphasis on operating efficiency. Operating and management expenses were controlled through the adoption of various measures to strengthen cost management. The Company further capitalized on the low interest rate environment prevailing in the international financial market, and raised US$700 million from a syndicated loan for the first time. The fund-raising effort was well received by various international financial institutions and the Company successfully borrowed at very competitive interest rates. The proceeds were all applied in the construction of network infrastructure projects and in the improvement of the operation of the Company. Finance costs of the

Company were thus reduced and debt structure improved. The achievement of positive free cash flow during the year signified a new era for the development of the Company.

Acquisition of cellular businesses in 9 provinces including Shanxi and sale of Guoxin Paging

On 31 December 2003, the Company completed the acquisition of cellular businesses in 9 provinces and autonomous regions including Shanxi (the "Acquired Businesses") from and the sale of Guoxin Paging to Unicom Group. The operating performance of the Acquired Businesses for the year was satisfactory. For the year ended 31 December 2003, the operating revenue of the Acquired Businesses was RMB 8.14 billion, representing an increase of 53.0% from 2002. The Acquired Businesses had a net loss of RMB 0.12 billion in 2002 but achieved a turnaround with a net profit of RMB 0.35 billion in 2003.

Through the acquisition of the Acquired Businesses, the Company has expanded its service area and subscriber base. The service area of the Company has been expanded to cover 30 provinces, municipalities and autonomous regions in the PRC (i.e. the whole of the PRC except Guizhou). This in turn laid a solid foundation for the rapid development of the Company's cellular communication businesses.

Through the sale of Guoxin Paging to Unicom Group, the financial condition of the Company improved. The acquisition of the Acquired Businesses and the sale of Guoxin Paging for cash lifted earnings per share and enhanced shareholder value. The success of the acquisition and the sale further strengthened the competitiveness of the Company in the market.

Upon the completion of the acquisition of the Acquired Businesses and the sale of Guoxin Paging, as of 31 December 2003, the Company had 91.515 million cellular subscribers on a pro forma combined basis in 30 provinces, municipalities and autonomous regions. Of such cellular subscribers, the number of CDMA cellular subscribers reached 18.946 million. The operating revenue of the Company for the year would have been RMB 72.33 billion, an increase of 40.3% from 2002, operating profit would have increased by 6.5% to RMB 10.43 billion and net profit would have risen by 6.0% to RMB 5.77 billion.

Continuous perfection of corporate governance

In accordance with the regulatory requirements imposed by securities administration authorities in Hong Kong and New York, the Company continued to perfect its corporate governance and information disclosure. Disclosure of operation data on a monthly basis and financial figures on a quarterly basis was made, which enhanced the transparency of the Company's business operation. An independent director was added to the Company's Board of Directors to keep the Company's operation in line with the interests of public shareholders. The Company's Board of Directors have set up an Audit Committee and a Remuneration Committee, the Chairman of both of which is required to be an independent non-executive director. The independent non-executive directors played a very important role in the Company's financial audit and the determination of remuneration for the senior executives of the Company. The Company also formulated and implemented the "Disclosure Controls and Procedures" so as to ensure the accuracy and reliability of information disclosed to the public by the Company.

Developing corporate culture

In 2003, the Company summarized and concluded a set of values and beliefs embedded in our corporate culture. Corporate culture is comprised of the common values and model of behavior shared by all members of staff of an enterprise. We consider that the development of a corporate culture unique to China Unicom has practical and lasting significance because it preserves the unity of spirit of the Company's staff as a whole and strengthens the sense of belonging in the Company. During the past year, we carefully reviewed the history of the Company's development and drew precious lessons from experience. "Competitiveness, innovation, passion and integrity" represent the core ethos of our corporate culture. An "Outline on the corporate culture system of China Unicom" has been prepared accordingly.

Commitment to corporate social responsibility

The success of the Company is built upon its commitment to its corporate social responsibility. During the outbreak of SARS in the first half of 2003, the Company actively made donations to various charitable initiatives in support of the nationwide battle against SARS. Staff from different branches in China participated in various charitable social activities such as donating to "Hope Primary School" and the coordination of volunteer services. Through the participation in such charitable activities, the Company aimed to fulfill its obligation to the society as a corporate citizen and the social reputation of the Company was further enhanced. At the same time, the Company's staff has become more caring.

13

Prospects

Looking forward, we expect the economy of the PRC to continue to sustain its rapid growth in 2004. Demand in the Chinese telecommunication market remains strong, which will provide ample space for the Company's development. We believe that following the expected improvement of the regulatory and market environment in the telecommunication industry in the PRC, the condition of interconnection will further improve and will provide a better external environment for the Company's participation in market competition. However, the Company is facing greater challenges as competition in the market becomes increasingly intense.

We will fully capitalize on the unique features of GSM and CDMA and coordinate the development of the two networks in an orderly manner. In accordance with the market positioning of "enterprise, infotainment, health-conscious and trendy" for the CDMA business, we will leverage the technological superiority of its "U-Max" data business to gain a competitive edge in the market, and expand the use of applications for the data business. In accordance with the market positioning of the GSM business as "price-sensitive and mass market", we will continue to develop new services, strengthen client liaison activities, and maintain stability in operating revenue and profit for the GSM business.

The Company will proactively prepare for the launch of the GSM-CDMA dual-model system when appropriate. The launch of the GSM-CDMA dual-mode system and the "Worldwind" dual-mode handsets will bring a greater number of new applications to cellular subscribers that will create new user value. The use of the "Worldwind" dual-mode handsets will deliver genuine roaming services on a global basis. I believe that the launch of dual-mode handsets will bring forth new profit growth for the Company's cellular communication business.

Long distance, data and Internet businesses will fully leverage on the unified platform for the development of telecommunication businesses such as "UNI-VIDEO" video conference and video phone services, broadband Internet and "Ruyi mailbox". Expansion in the scale of the market, increase in revenue and adequate use on underutilized cellular network resources, as well as the reduction of customer acquisition costs will in turn enhance the return of investment in the network.

The Company will also proactively promote the construction of Enterprise Informanization System (UNI-IT). Progress on the implementation of Enterprise Resources Planning System (ERP) will be accelerated. The construction of Management Supporting System (MSS) and Customer Relations Management System (CRM) will be conducted in a more rapid manner.

Whilst acquiring customers, the Company will seek to understand the requirement of its customers through customer segmentation and provide them with more differentiated services. With the competitive edge of the CDMA1X technology and operation becoming more and more apparent, the Company will continue to initiate innovative services and build up a service infrastructure with leading technology and operation within one to two years.

Notwithstanding the challenges lying ahead, we are confident in overcoming these difficulties and in progressing vigorously. I am convinced that the Company's management together with all members of staff will remain keen to advance ourselves and perform with innovativeness. We will continue to create new value for shareholders in 2004 upon the success and hard work laid down in the previous year.

On behalf of the Board of Directors, I would like to take this opportunity to thank Mr. Yang Xian Zu once again sincerely for his outstanding contribution to the Company during his term of office as the Chairman and Chief Executive Officer. I would also like to sincerely thank Mr. Shi Cuiming, our former Executive Director and Executive Vice President, and Mr. Ge Lei, our former Non-Executive Director, both of whom resigned in February 2004, for their contribution to the Company during their respective terms of office.

Lastly, on behalf of the Board of Directors, I would like to express my gratitude to our shareholders and to the community for their interest in and support for the Company. I would also like to thank the management and all members of staff for their hard work.

Wang Jianzhou
Chairman, CEO & President

Hong Kong, 25 March 2004

Biographical Details of Directors



Front: From left to right

Wang Jianzhou
Executive Director

Tong Jilu
Executive Director

Back: From right to left

Zhao Le
Executive Director

Lo Wing Yan, William
Executive Director

Ye Fengping
Executive Director

Wang Jianzhou *(Executive Director)*
Age 55, was appointed in April 2000 as an Executive Director and subsequently became the President of the Company. Mr. Wang was elected as the Chairman of the Board of Directors and Chief Executive Officer of the Company on 28 August 2003, responsible for the overall management of the Company. Mr. Wang, a professor-level senior engineer, graduated in 1985 from the Department of Management Engineering at Zhejiang University with a master's degree. From 1992 to 1996, Mr. Wang served as Deputy Director General and later Director General of the Posts and Telecommunications Bureau of Hangzhou City and as Deputy Director General of the Posts and Telecommunications of Zhejiang Province. From 1996, Mr. Wang served as Director General of the Department of Planning and Construction of the MPT and later as Director General of the Department of General Planning of the MII. Since February 1999, Mr. Wang has served as Director and Executive Vice President of Unicom Group and was appointed as President in February 2001. Mr. Wang was appointed the Chairman of Unicom Group in June 2003. With many years of experience in the telecommunications industry in China, Mr. Wang has extensive knowledge and experience in telecommunications operations and management

Tong Jilu *(Executive Director)*
Age 45, was appointed in February 2004 as an Executive Director and Chief Financial Officer of the Company. He assists the President in handling issues relating to finance. Mr. Tong graduated in 1987 from the Department of Economic Management at the Beijing University of Posts and Telecommunications. He holds a Master Degree in Business Administration from National University of Australia; and is an Executive Director of the Association of Chief Accountants in China. From August 1989 to October 1998, he served as Deputy Director and later Director of the Finance Bureau of the Posts and Telecommunications Administration of Liaoning Province. From November 1998 to June 2000, Mr. Tong served as Deputy Director General of the Posts and Telecommunications Administration and the Posts Office of Liaoning Province. Mr. Tong joined Unicom Group in July 2000 and served as Chief Accountant of Unicom Group from July 2000 to February 2001. Since March 2001, Mr. Tong has served as Vice President of Unicom Group. He is now a Director in Unicom Group and China United Telecommunications Corporation Limited ("A Share Company"); and a Director and Vice President in China Unicom Corporation Limited (Operation Company). Mr. Tong has extensive experience in telecommunications management and finance management of listed company.

Zhao Le *(Executive Director)*
Age 48, was appointed in February 2004 as an Executive Director and Vice President of the Company. He assists the President in managing day-to-day operations. Mr. Zhao is a senior engineer, graduated in 1989 from the Schools of Economics & Management at Tsinghua University with Master Degree in Industrial Management. From 1990 to 1992, Mr. Zhao served as the Station-In-Charge of the Earth Station of Satellite Communication of Long Distance Telecommunication Bureau of Shanghai. From 1992 to 1994, Mr. Zhao served as Deputy Chief Economist of Long Distance Telecommunication Bureau of Shanghai. From 1995 to 1998, Mr. Zhao served as Director of the Planning Department of the Posts and Telecommunications Administration of Shanghai. Mr. Zhao joined Unicom Group since 1999. From 1999 to 2003, he served as General Manager of China Unicom Shanghai Branch. Mr. Zhao is now the Chairman of China United Telecommunications (Hong Kong) Ltd; and Executive Director and Vice President of China Unicom (Hong Kong) Group Limited. Mr. Zhao has been in the management role of telecommunications operations for a long period and has extensive telecommunications management experience.


Perform with
Passion

Lo Wing Yan, William *(Executive Director)*
Age 43, was appointed in July 2002 as an Executive Director and Vice President of the Company. Mr. Lo assists the President in handling investor relations and issues relating to international co-operation. Mr. Lo graduated from Cambridge University in 1987, with a PhD degree in Genetic Engineering. From 1988 to 1990, Mr. Lo was a management consultant with McKinsey & Company. From 1994 to 1998, Mr. Lo was the Founding Managing Director of Hongkong Telecom IMS Limited. From 1998 to 1999, Mr. Lo served as Chief Executive Officer of Citibank's Global Consumer Banking Business for Hong Kong and Macau. Mr. Lo is at present the non-executive Chairman of WPP Greater China and also serves as a non-executive director on the board of a number of publicly listed companies in Hong Kong and in New York, including Softbank Investment International Ltd, Ocean Grand Chemicals Holdings Ltd, Panorama International Holdings Ltd and Nam Tai Electronics, Inc. In 1999, Mr. Lo was appointed as a Justice of the Peace (JP) of Hong Kong. In 2003, Mr. Lo was appointed as Committee Member of Shantou People's Political Consultative Conference. Mr. Lo has extensive work experience and management expertise in the areas of information technology, telecommunications and banking industry.

Ye Fengping *(Executive Director)*
Age 40, was appointed in January 2003 as an Executive Director and Vice President of the Company. Mr. Ye assists the President in handling general administration and media relations. Mr. Ye, a senior engineer, graduated from Nanjing Posts and Telecommunications Institution in 1984, with a major in Telecommunications Engineering and obtained a Master of Business Administration degree from the University of Minnesota's Carlson School. From 1984 to 1998, Mr. Ye worked for the Shenzhen Posts and Telecommunications Bureau and once served as Deputy Department Head in the Materials Management Department and General Manager of the Materials Supply Company of the Bureau. From 1998 to 2000, Mr. Ye worked for the Shenzhen Telecommunications Bureau as Chief of the Corporate Development Department. Mr. Ye joined China Unicom in April 2000 as Deputy General Manager and later General Manager of China Unicom Corporation Limited's Shenzhen Branch. He also served as Deputy General Manager of China Unicom Corporation Limited's Guangdong Branch and General Manager of the Sales and Marketing Department of Unicom Group. Mr. Ye has twenty years of experience in the telecommunications industry and extensive experience in marketing planning and management.



Liu Yunjie
(Non-Executive Director)
Age 61, was appointed in February 2004 as a Non-Executive Director of the Company. Mr. Liu is a senior engineer and graduated from the Department of Applied Physics at Beijing University in 1968. From 1983 to 1995, Mr. Liu served as Deputy Director General and later Director General of the Institute of Data Communication Research of the MPT. From 1995 to 1998, Mr. Liu served as Deputy Director General of the Directorate General of Telecommunications and as Director General of the Bureau of Data Communications of the MPT. Mr. Liu was also President of the Institute of Postal Science Research and Planning of the MPT from 1998 to 1999. Since April 1999, Mr. Liu has served as the Chief Engineer and later Vice President of Unicom Group. Mr. Liu was Vice President of the Company from May 2000 to January 2004. He is now a Director of A Share Company and a Vice President of Unicom New Century Telecommunications. Mr. Liu has extensive experience in telecommunications technology and management particularly in the areas of data communications.



Lee Hon Chiu
(Independent Non-Executive Director)
Age 75, was appointed in April 2000 as an Independent Non-Executive Director of the Company. Mr. Lee is also former Chairman of the Council of the Chinese University of Hong Kong and a non-executive director of The Hong Kong & China Gas Company Limited. Mr. Lee obtained a Bachelor of Science degree in Electrical Engineering from the Massachusetts Institute of Technology in 1952 and a Master of Science degree in Electronics from Stanford University in 1953.



Wu Jinglian
(Independent Non-Executive Director)
Age 74, was appointed in April 2000 as an Independent Non-Executive Director of the Company. Mr. Wu is a senior researcher at the Development Research Center of the State Council (DRC) and a professor at the Graduate School of the Chinese Academy of Social Sciences and China Europe International Business School (CEIBS). Mr. Wu graduated from Fudan University, and was previously an Executive Director of the DRC and Deputy Director of the Programming Office for Economic Reform of the State Council. Mr. Wu has also been a visiting scholar at Yale University, a visiting professor at the Asia-Pacific Research Center of Stanford University and a visiting researcher at the Massachusetts Institute of Technology.



Craig O. McCaw
(Independent Non-Executive Director)
Age 54, was appointed in May 2000 as a Non-Executive Director of the Company, and subsequently became an Independent Non-Executive Director of the Company in June 2002. Mr. McCaw is Chairman, Chief Executive Officer and President of Eagle River Investments LLC, a private company that makes strategic investments in telecommunications ventures. He is a significant shareholder of Nextel Communications, Inc., a company that he successfully reorganized, as well as Nextel Partners Inc.. He is also the Chairman of the boards of ICO Global Communications (Holdings) Limited. Mr. McCaw established McCaw Cellular Communications, Inc. and XO Communications, Inc. Mr. McCaw has actively participated in both cellular and cable television trade associations over the years and is a member by Presidential appointment of the United States National Security Telecommunications Advisory Committee. Mr. McCaw graduated from Stanford University in 1973.



C. James Judson
(Alternate Director to Craig O. McCaw)
Age 59, was appointed in March 2001 as an Alternate Director to Craig O. McCaw of the Company. Mr. Judson is a Senior Lawyer with Davis Wright Tremaine, a Seattle-based law firm with ten offices worldwide. Mr. Judson was Vice President and General Counsel of Eagle River, Inc. and a member of Eagle River Investments, LLC, a Kirkland-based venture capital fund formed by Craig O. McCaw to focus on investment opportunities in communications. Mr. Judson also serves on the boards of Port Blakely Tree Farms, LP, Garrett and Ring Inc., The Joshua Green Corporation, Sonata Capital and Airbiquity, Inc. Mr. Judson attended Stanford University, graduated in 1966 with a bachelor of arts degree (cum laude). Subsequently, Mr. Judson graduated in 1969 from Stanford University Law School with a Juris Doctor degree. While in law school, he was the Executive Editor of the Stanford Law Review.

Shan Weijian
(Independent Non-Executive Director)
Age 50, was appointed in May 2003 as an Independent Non-Executive Director. Mr. Shan is Managing Director of Newbridge Capital. Mr. Shan serves on the boards of, inter alia, Bank of China (Hong Kong), Korea First Bank, Taiwan Cement Corporation International, Baoshan Iron and Steel. Before joining Newbridge, Mr. Shan was a Managing Director at J.P. Morgan. Prior to J.P. Morgan, he was a professor at the Wharton School of University of Pennsylvania. His earlier employers include the World Bank, Grahman and James, a law firm based in San Francisco, and Beijing University of International Business and Economics. Mr. Shan holds a Ph.D. degree from the University of California-Berkeley.

Corporate Transparency

Apart from the reports to shareholders and investors semi-annually and annually in accordance with HK GAAP and/or US GAAP on the Company's business and financial conditions, the Company discloses major un-audited operational statistics and financial data quarterly, and announces operational statistics monthly; in order to further enhance the transparency of the Company and the understanding by investors of the business operation of the Company.

Upon every announcement of interim and annual results or major transactions, the Company holds immediately analyst and press conferences. During such conferences, the management of the Company interacts directly with fund managers, investors and journalists to provide them with relevant information and data and reply enquiries. The management of the Company replies accurately and thoroughly questions raised by analysts and journalists. Real-time web-castings and video-recordings are also arranged for the said conferences in order to have wide dissemination of the information and messages.

Through the holding of road shows in different countries over the world, the management of the Company meets and communicates with key persons from investment funds and institutional investors to let them have accurate ideas of the performance achieved by the Company's efforts in different aspects like business operation and management etc.


Perform with
Integrity

19

By the publication of announcements and press releases, the Company forwards promptly and accurately to the mass media information regarding the Company's major business development and current state of the management. Regarding relevant questions raised by the mass media, they can all be replied promptly and adequately by the management of the Company.

The website of the Company is also updated constantly to provide the investors and the public with all-round information and news relating to the Company in all respects.

Investor Relations

The investor relations department of the Company is responsible for the provision of information and services required by investors, the provision of responses to their inquiries, and the maintenance of timely communications with investors and fund managers.

The Company also arranges from time to time "reversed road shows" for analysts and investors. These activities allow them to have good opportunities to communicate with and understand the management, general staff and subscribers of the Company and its operating subsidiaries, visit different places of business or show rooms of provincial branches, and thus understand timely and thoroughly the status of different aspects of the development of the Company's business.

Corporate Management System

Board of Directors

In the best interests of the Company and its shareholders, the Board of Directors reviews and approves major corporate matters as business strategies and budgets, major investments, capital market operation, merger and acquisition etc. The Board also reviews and approves announcement periodically published by the Company regarding its business results and operating activities.

The Board membership maintains sufficient international and wide representation. Members of the Board consist of outstanding persons from different professions in the mainland China, Hong Kong and overseas.

Members of the Board include four independent non-executive directors and one non-executive director. All independent non-executive directors and non-executive director are influential members of the society and possess good knowledge and experience in different aspects. They make active contribution to the development of the Company. They keep close contacts with the management of the Company and always reflect fully different matters and opinions at board meetings, which are of concern to the shareholders and the capital market. These kinds of views and opinions facilitate the Board in their consideration of the shareholders' best interests. All independent non-executive directors, except the shareholdings interests as disclosed in this annual report, do not have any business or financial interests with the Company, its holding company or subsidiaries, and confirmed their independence to the Company.

In the year of 2003, the Board held four full board meetings, for the discussion and approval of those important matters as 2002 annual results, 2003 interim results, the Company's development strategies and budgets, the acquisition of 9 provinces' businesses and assets and the sale of Guoxin paging etc. In addition, several other board meetings were conducted via telephone or video conferencing for the discussion and approval of matters like quarterly results etc.

Committees under the Board of Directors

There are two committees established under the Board of Directors, namely, the Audit Committee and the Remuneration Committee.

Audit Committee

The committee consists of three independent non-executive directors. One of the committee members is an investment banker and he possesses expertise and experience in financial management.

The major responsibilities of the committee include: considering and approving the appointment, resignation and removal of external auditors and their fees; reviewing the quarterly, interim and annual financial statements; discussing with external auditors any problems and comments raised during the statutory audits; reviewing any correspondence from the external auditors to the management and responses of the management; and reviewing the relevant reports concerning the internal control procedures of the Company. The committee meets every three months (not less than four times a year), and assists the Board of Directors in its review of the financial statements in order to ensure effective internal controls and efficient auditing.

In 2003, the committee has strengthened its works in the following areas: supervising the external auditors, who will report directly to the committee; pre-approving the audit and non-audit services to be provided by the independent auditors, and determining the possible effect of non-audit services on auditors' independence; discussing with the management the timing and procedures for the rotation of audit partners from extenal audit firm. The committee can carry out its duties more effectively, and thus enable the Board of Directors to better monitor the financial condition of the Company, prevent significant errors in the financial statements. At the same time, the relevant requirements of the U.S. securities laws with respect to the audit committee are complied with.

Remuneration Committee

The committee consists of two independent non-executive directors and one non-executive director. The Chairman of the committee is an independent non-executive director.

The major functions of the committee include: considering and approving the remuneration plans proposed by the management, remuneration scheme of executive directors and the Company's share option scheme. The committee meets at least once a year.

The Remuneration Committee conducts performance appraisals for the Chief Executive Officer and determines his year-end bonus pursuant to the performance target contract entered into between the Board of Directors and the Chief Executive Officer. The Chief Executive Officer is responsible for the performance appraisal and determination of performance-based year-end bonuses for the other members of the Company's management. The results are subject to the review of the committee.

Internal Control Systems

Internal Audit

An internal audit unit has been established by the Company. Internal audit focuses on efficiency, accountability and internal controls. It contributes significantly to the strengthening of operation and management of the Company, improvement in internal control system, avoidance of operational risks and increases in economic efficiency. Since 2002, the Company has centralized the management of the audit work at the Company headquarters, rather than at the level of the various provincial branch companies. The internal audit also enhances the supervision of the operation and management of the Company, in order that the internal audit system can further accommodate the requirements of internal controls.

Information Disclosure Controls and Procedural Standards

In order to further enhance the Company's system of information disclosure, and to ensure the truth, accuracy, completeness and timeliness of our public disclosures, the Company has adopted and implemented Information Disclosure Controls and Procedural Standards, pursuant to which: an Information Disclosure Review Committee, led by the management, was established; procedures were established to compile and report the Company's financial and operational statistics and other information, and to draft and supervise the periodic reports; detailed implementation rules were established as to the verifications on the contents and requirements of financial data, in particular that personal certifications were required in the top-up manner from the officers in charge at the various levels of the subsidiaries, branches and major operation units of the Company; the fundamental principles of information disclosure were provided; the internal audit department must conduct adequate audits on areas subject to internal controls; and the Company's tariff system is also subject to monitoring and control of the transactions concerned. A Code of Ethics for the senior management was prepared. It imposes relevant penalties upon officers who breach such procedures. The management will also regularly evaluate the implementation of these standards.

Code of Ethics of Directors and Staff

The Company has set out relatively comprehensive standards governing the acts of officers and general staff, including the Code of Ethics for the management and senior staff and an employee handbook. The Company has also prepared the Procedures of Dealing of Securities by Directors in accordance with Model Code for Securities Transactions by Directors of Listed Companies, as set out in Appendix 10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Directors of the Company execute letters of confirmation in favour of the Company declaring their compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules once every six months.

Shareholders' Interests

The Company has great concern on shareholders' interests and places significant emphasis on the holdings of annual general meetings of shareholders. Executive directors and senior management attend the meetings and treasure the opportunities provided by the meetings to communicate with the shareholders.

The Company held also an extraordinary general meeting in December 2003, which approved matters relating to the acquisition by the Company of 9 provinces' businesses and assets as well as the sale of Guoxin Paging. During the meeting, in order to protect the interest of shareholders, all resolutions were resolved by polls. The management of the Company announced immediately the verified results of the polls during the meeting and disclosed the same to the public in a Chinese and an English newspapers in the following day.

According to the Company's articles of association, apart from the Chief Executive Officer of the Company, all directors newly appointed during the year concerned and not less than one third of the existing directors are required to retire by rotation. The retired directors will then be eligible for re-election to directors by votes of the shareholders.

The Company will submit to the forthcoming annual general meeting resolutions for the shareholders to approve several amendments to the Company's articles of association, in order that these amendments could comply fully with, inter alia, the requirements imposed on the Company's articles of association by new provisions in the Listing Rules which will came into effect on 31 March 2004.

Evaluation and Recognition by the Society

The Company scored outstanding results in the 2003 Corporate Governance Poll organized by the international magazine, Euromoney. In Hong Kong and China region, the Company is ranked No. 4 out of the 20 organizations ranked and No. 1 among the telecommunication companies in the same region.

In addition, the 2002 Annual Report of the Company was awarded Honors in 2003 International ARC Awards Competition in the U.S.A. The Competition was participated by nearly 1,700 entries from 21 countries. The same annual report was also awarded an Honorable Mention in the 2003 HKMA Best Annual Reports Awards organized by The Hong Kong Management Association. The Award was made among 147 entries of annual reports from organization including Hang Seng Index constituent companies.

Corporate Culture and Staff Training

Corporate Culture

Since its listing in June 2000, China Unicom has grown in scale to become an international reputable conglomerate. The course of development has been exceptional and characterized by leaps and bounds. During the past year, the Company conducted a review on its history of development carefully, and concluded precious lessons from experience. "Competitiveness", "Innovation", "Passion", and "Integrity" represent the core ethos of our corporate culture.

Competitiveness

Passion

Innovation

Integrity

• **Competitiveness** – To confront challenges in an extremely responsive and courageous manner so as to develop ourselves through competition.

• **Innovation** – To encourage innovative ideas on system, management, services and technology to create and maintain a competitive edge.

• **Passion** – To perform duties in an enthusiastic and committed manner.

• **Integrity** – Integrity is the core value which governs the activities of its staff and the operation of the enterprise. It is also a pre-requisite to achieving transparency in its governance. Communication with fellow workers, customers and shareholders shall be made in an honest and open manner.

Staff Training

The rapid growth of China Unicom is dependent upon a pool of far-sighted, committed, courageous and dedicated staff. We endeavor to create a positive working environment for our staff. Emphasis has been placed on staff development and staff are provided with learning and training opportunities on an ongoing basis, so as to improve their expertise and widen their horizons.

The establishment of Unicom Academy

In 2003, we established the Unicom Academy, an arm dedicated to providing staff training and establishing training programs and system that match the needs of our staff.

Training on commercial knowledge for senior executives – We have placed a lot of emphasis on improving the expertise of our senior executives. Executives have in the past few years been attending training programs such as Executive MBA programs and business administration related training programs. At present, about 28% of senior officers hold masters and/or doctorate degrees. During the past year, in order to better understand the operation of the capital market, we conducted three sessions of the "Senior Executives Training Program on International Capital Market" in conjunction with the Asia-Pacific Institute of Business of the Chinese University of Hong Kong. Senior executives holding the positions of deputy general manager or above from various branches came to Hong Kong for ten days to participate in this training. More than 120 senior executives have attended the training program.


Perform with
Innovation

Training on professional expertise – In order to improve network operation and enhance the standard of sales and marketing activities, staff were assigned to attend certain fundamental training programs on operation technologies at Sprint in the United States, which focused on network optimization and maintenance, marketing and sales, as well as the establishment of a core customer service team. Series of training programs were organized and implemented on network optimization, marketing and sales, brand management, customer services and the "Tornado" U-Max services. Over 300 attendances were recorded for CDMA core staff and over 70 attendances were recorded for customer services staff.

Training on business knowledge and language – We also put a lot of emphasis on the training of staff in general. Training was conducted on business knowledge with respect to telecommunications infrastructure and fundamental work skills. Training programs were organized and implemented on cellular business, data and Internet business, CDMA value-added business, market operation, computers applications and use of English, to facilitate understanding of the Company's multiple business segments. Various branches also initiated training on the management of their own units and the core business. Over 3,000 attendances were recorded for core management staff and 4,000 attendances were recorded for core technical staff. About 77% of our staff have post-secondary education level or above.



Perform with

Competitiveness

Cellular subscribers and market share


34.6%
33.1%
80.83
16.91
63.92
59.71
02
03
GSM Subscribers (in million)
CDMA Subscribers (in million)
Market Share (%)

I. Summary

In 2003, the Company achieved rapid development in its core businesses in accordance with the operating principles of "integrated development with our focus on the cellular business; coordinated efforts in developing the different operations of the two networks; priority on efficiency and profitability to increase our scale and strength".

Our market share continued to expand in terms of cellular subscribers. As of 31 December 2003, the Company had a total of 80.833 million cellular subscribers. The Company's total market share in its service areas increased to 34.6% at the end of 2003 from 33.1% at the end of 2002, whilst the net addition market share increased to 39.3% at the end of 2003.

25

CDMA business grew rapidly. As of 31 December 2003, the Company had a total of 16.910 million CDMA subscribers and 1.303 million subscribers for the CDMA1X wireless data service. Total minutes of usage by CDMA subscribers in 2003 reached 43.70 billion minutes. SMS volume reached 6.23 billion messages. We have commenced CDMA international roaming services with 15 operators in 10 countries and regions.

GSM business showed sustained growth. As of 31 December 2003, the Company had a total of 63.923 million GSM subscribers. Total minutes of usage of GSM subscribers in 2003 reached 123.39 billion minutes and SMS volume reached 25.03 billion messages. We have commenced GSM international roaming services with 165 operators in 80 countries and regions.

For the ease of comparison, the information stated in "Business Overview" (except Part III "Cellular businesses in newly acquired 9 provinces and autonomous regions and in 30 provinces, municipalities and autonomous regions on a pro forma basis) as information "on a pro forma basis" refers to the information prepared on the assumption that the acquisition by the Company of cellular businesses in 9 provinces, municipalities and autonomous regions including Jilin had been undertaken on 1 January 2002 and that the Company had been operating cellular businesses in 21 provinces, municipalities and autonomous regions throughout 2002.

On a pro forma basis, the Company made net addition of 21.123 million new subscribers in 2003, of which net addition of CDMA subscribers accounted for 10.665 million and net addition of GSM subscribers accounted for 10.458 million.

Growth in the Company's international and domestic long distance, data and Internet business remained steady. Total minutes of outgoing international and domestic long distance calls reached 19.83 billion minutes in 2003, representing a market share of 14.0%. Of this total, PSTN outgoing long distance calls reached 8.44 billion minutes and IP outgoing calls reached 11.39 billion minutes. The total minutes of incoming calls from international destinations, together with Hong Kong, Macau and Taiwan amounted to 1.91 billion minutes. The Company's leased line service had a total of 26,000 x 2Mbps bandwidth leased out in 2003. The amount of leased Asynchronous Transfer Mode ("ATM") and Frame Relay ("FR") bandwidth totaled 7,194 x 2Mbps. As of 31 December 2003, the Company had 12.432 million Internet subscribers.

The paging business continued to decline. As of 31 December 2003, the Company had 8.560 million paging subscribers.

The Company's optical fiber transmission network continued to expand. As of 31 December 2003, the total length of optical fiber transmission network was 569,000 km, of which optical fiber backbone transmission network accounted for 115,000 km.

The nationwide CDMA network was upgraded to CDMA1X in 2003. Technical trial of testing on the GSM and CDMA (G&C) dual mode technology was completed. The multi-business unified data network platform of international state-of-the-art technology was certified by Ministry of Information Industry. The above mentioned achievements demonstrated the technological advantage of the Company.

CELLULAR SERVICES

CDMA subscribers


16.91
6.24
02
03
CDMA subscribers (in million)

CDMA minutes of usage


437
427.8%
82.8
02
03
CDMA minutes of usage (100 million)
Growth rate (%)

II. Business review

Rapid growth in CDMA business

Products and subscribers composition

Since the beginning of 2002, the Company has been the exclusive provider of high-quality CDMA services in China and introduced CDMA prepaid service since August 2003. At present, 17 branches are engaged in the provision of CDMA prepaid service.

Our CDMA1X wireless data service is uniformly branded under the name "U-Max", with individual services being provided under various sub-brands including "Uni-Info", "U-Info", "U-Net", "U-Mail", "U-Magic" and "U-Map".

As of 31 December 2003, the total number of CDMA subscribers was 16.910 million. Of this total, post-paid subscribers reached 16.046 million and pre-paid subscribers reached 0.864 million, representing 5.1% of total CDMA subscribers. Total number of CDMA1X wireless data subscribers reached 1.304 million. In 2003, the churn rate for CDMA services was 11.5%.

On a pro forma basis, the Company made net addition of 10.665 million CDMA cellular subscribers in 2003 compared to the 6.245 million CDMA subscribers in 2002.

Minutes of usage

In 2003, the total minutes of usage for CDMA subscribers amounted to 43.70 billion minutes and SMS volume amounted to 6.23 billion messages.

On a pro forma basis, total minutes of usage for CDMA subscribers in 2003 increased by 427.8% compared with 8.28 billion minutes in 2002. SMS volume of CDMA increased by 11.0 times in 2003 compared with a total of 0.52 billion in the previous year.

Average minutes of usage ("MOU") and average revenue per subscriber per month ("ARPU")

In 2003, the average MOU per subscriber per month for CDMA services was 337.5 minutes. ARPU was RMB 128.4.

On a pro forma basis, the average MOU per subscriber per month in 2003 increased by 9.4 minutes from 328.1 minutes in 2002. ARPU in 2003 fell by RMB43.8 from RMB172.2 in 2002. The fall in ARPU for CDMA subscribers was attributable to the increase of subscribers from mass market, which changed the subscriber composition and reduced the revenue per minute.

CDMA MOU



328.1
337.5
02
03
MOU (minutes)

CDMA ARPU



172.2
128.4
02
03
APRU (RMB)

GSM business showed sustained growth

Products and subscribers composition

The Company is engaged in the provision of high quality post-paid and pre-paid GSM cellular service.

As of 31 December 2003, the number of GSM subscribers was 63.923 million. Of this total, post-paid subscribers reached 32.458 million and pre-paid subscribers reached 31.465 million. The proportion of pre-paid subscribers reached 49.2%. The churn rate for GSM services was 29.1%. The increase in the churn rate for GSM services was attributable to the increasingly intense competition in the mass market, which led to more frequent switching of network by the subscribers.

U-Max

U-Info
U-Mail
U-Net
U-Magic
U-Map
UNI-INFO

GSM subscribers


19.57%
53.46
63.92
02
03
GSM subscribers (in million)
Growth rate (%)

GSM minutes of usage


36.9%
901.6
1233.9
02
03
GSM minutes of usage (100 million)
Growth rate (%)

On the pro forma basis, the Company made net addition of 10.458 million GSM cellular subscribers in 2003 compared to the 53.465 million subscribers in 2002. Post-paid service had net addition of 2.740 million subscribers in 2003 compared to the 29.718 million subscribers in 2002 and pre-paid service had net addition of 7.718 million subscribers in 2003 compared to the 23.747 million subscribers in 2002.

Minutes of usage

In 2003, total minutes of usage for GSM subscribers reached 123.39 billion minutes and SMS volume reached 25.03 billion messages.

On a pro forma basis, total minutes of usage for GSM subscribers increased 36.9% from 90.16 billion minutes in 2002. SMS volume of GSM increased 1.9 times from 8.50 billion messages in 2002.

Average minutes of usage ("MOU") and average revenue per subscriber per month ("ARPU")

In 2003, the average MOU per subscriber per month for GSM services was 173.7 minutes. Of this total, post-paid MOU was 231.8 minutes whilst pre-paid MOU was 108.0 minutes. ARPU was RMB 56.7. Of this total, post-paid ARPU was RMB 66.2 and pre-paid ARPU was RMB46.0.

On a pro forma basis, the average MOU per subscriber per month increased 8.2 minutes from 165.5 minutes in 2002. ARPU in 2003 fell by RMB10.6 from RMB 67.3 in 2002.

GSM MOU


165.5
173.7
02
03
MOU (minutes)

GSM ARPU


67.3
56.7
02
03
APRU (RMB)

LONG DISTANCE SERVICES

Steady growth in the Company's international and domestic long distance, data and Internet businesses

(1) International and domestic long distance business

The total minutes of outgoing international and domestic long distance calls increased to 19.83 billion minutes in 2003 from 13.25 billion minutes in 2002, capturing a market share of 14.0%. The total minutes of incoming calls from international destinations, together with Hong Kong, Macau and Taiwan, increased to 1.91 billion minutes in 2003 from 1.47 billion minutes in 2002.

PSTN long distance business

As of 31 December 2003, PSTN long distance business covered 329 cities, representing 97.3% of the 338 cities nationwide. There were a total of 28.212 million registered subscribers. The total minutes of PSTN outgoing long distance calls amounted to 8.44 billion minutes, representing an increase of 32.5% from 6.37 billion minutes in 2002. Of this total, domestic long distance calls accounted for 8.31 billion minutes, whilst long distance calls from international destinations, together with Hong Kong, Macau and Taiwan accounted for 0.13 billion minutes. Total minutes of incoming international calls were 1.78 billion minutes.

PSTN+IP long distance market share


1.3%
7.7%
11.6%
14.0%
00
01
02
03
PSTN+IP long distance market share

International & domestic long distance outgoing calls


9.3
64.1
132.5
113.9
198.3
00
01
02
03
IP telephony (100 million minutes)
PSTN long distance (100 million minutes)

IP long distance business

As of 31 December 2003, the Company's IP telephony business has nationwide coverage and has achieved international roaming with 50 countries and regions. The total minutes of IP outgoing long distance calls reached 11.39 billion minutes, representing an increase of 65.6% from 6.88 billion minutes in 2002. Of this total, domestic long distance calls accounted for 11.25 billion minutes, whilst international long distance calls, together with Hong Kong, Macau and Taiwan long distance calls totaled 0.14 billion minutes. The total minutes of incoming international calls and calls from Hong Kong, Macau and Taiwan amounted to 0.13 billion minutes.

(2) Leased line business

The Company offers a variety of leased line services based on customers' different bandwidth requirements. As of 31 December 2003, total bandwidth leased was 26,000 x 2Mbps.

DATA AND INTERNET SERVICES



(3) Data business

As of 31 December 2003, total bandwidth leased for Asynchronous Transfer Mode ("ATM") and Frame Relay ("FR") carrier operations amounted to 7,194 x 2Mbps. In 2003, the Company successfully launched the broadband video-conferencing and video-telephony service under the brand name of "Uni-Video".

(4) Internet business

The Internet related services that the Company provides include dial-up Internet access, dedicated line Internet access, "Ruyi mailbox", international IP-VPN, VPN, VPDN, VISP, Uninet international roaming, IDC and corporate e-mail. As of 31 December 2003, the Company provided Internet access services in 325 cities across the country. Internet subscribers increased to 12.432 million from 7.292 million in 2002. Of this total, the number of dedicated line subscribers amounted to 48, 000 and the number of dial-up subscribers amounted to 12.384 million. As of 31 December 2003, the number of "Ruyi Mailbox" subscribers reached 7.809 million, representing a net increase of 6.241 million subscribers from 2002.

31

PAGING SERVICE

Ongoing paging business transformation

Products and services

In 2003, apart from providing traditional paging services and new businesses, including "Paging-Cellular Interlink", "Unicom Assistant" and "Unicom Paging Information Services", the Company also provided "Operator-assisted Short Messages", "Secretarial Services through Operator Assistance" and other value-added services and services tailored to existing cellular subscribers, in addition to automated voice services.

Subscriber base

As of 31 December 2003, the number of paging subscribers was 8.560 million, representing a decrease of 9.122 million from 17.682 million at the end of 2002. Subscribers for "Unicom Assistant" increased substantially to 22.909 million.

Average revenue per subscriber per month ("ARPU")

In 2003, the average revenue per paging subscriber per month for traditional and new businesses was RMB 4.1.

The Company disposed of Guoxin Paging on 31 December 2003 (see section VII headed "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this annual report).

NETWORK INFRASTRUCTURE

Construction of network infrastructure

The Company has a technologically advanced, secure and reliable optical fiber transmission network with nationwide coverage (except for Xizang). As of 31 December 2003, the optical fiber transmission network totaled 569,000 km in length, of which optical fiber backbone transmission network accounted for 115,000 km, and covered 326 cities.

Optical fiber transmission network length


10.0
25.5
37.6
56.9
5.6
7.8
11.0
11.5
00
01
02
03
Local transmission network
(10 thousand kilometers)
Backbone transmission network
(10 thousand kilometers)

32

III. Cellular businesses in newly acquired 9 provinces and autonomous regions and in 30 provinces, municipalities and autonomous regions on a pro forma basis

Cellular businesses in newly acquired 9 provinces and autonomous regions

(1) Summary

In December 2003, the Company acquired the cellular communication businesses in 9 provinces and autonomous regions, comprising Shanxi, Inner Mongolia, Hunan, Hainan, Yunnan, Xizang, Gansu, Qinghai and Ningxia. As of 31 December 2003, the total number of cellular subscribers of the Company in the regions mentioned above was 10.683 million, of which the number of GSM subscribers was 8.647 million and the number of CDMA subscribers was 2.036 million. The 9 provinces and antonomous regions mentioned above had a 33.5% total market share and a 33.8% net addition market share. SMS volume totaled 3.58 billion messages in 2003.

(2) CDMA business

As of 31 December 2003, the number of CDMA subscribers in the 9 provinces and autonomous regions mentioned above amounted to 2.036 million, representing a net addition of 1.150 million from 0.886 million at the end of 2002. Of this total, post-paid subscribers accounted for 1.934 million, representing a net addition of 1.048 million from 0.886 million at the end of 2002, whilst pre-paid subscribers reached 0.102 million. The proportion of pre-paid subscribers reached 5.0%. Total minutes of usage for CDMA subscribers amounted to 5.45 billion minutes, representing a 5.6 fold increase from 0.82 billion minutes in 2002. Usage volume of SMS in 2003 totaled 0.62 billion messages. The number of CDMA1X wireless data subscribers reached 0.176 million.

In 2003, the average MOU per CDMA subscriber per month in the 9 provinces and autonomous regions mentioned above was 335.4 minutes, an increase of 16.4 minutes from 319.0 minutes in 2002. ARPU was RMB123.4, representing a decline of RMB 56.3 from RMB179.7 in 2002.

(3) GSM business

As of 31 December 2003, the number of GSM subscribers in the 9 provinces and autonomous regions mentioned above amounted to 8.647 million, representing a net addition of 1.574 million from 7.073 million at the end of 2002. Of this total, post-paid subscribers accounted for 7.105 million, representing a net addition of 1.071 million from 6.034 million at the end of 2002, whilst pre-paid subscribers accounted for 1.542 million, representing a net addition of 0.503 million from 1.039 million at the end of 2002. The proportion of pre-paid subscribers increased from 14.7% at the end of 2002 to 17.8%. Total minutes of usage for GSM subscribers amounted to 19.69 billion minutes, representing a 45.6% increase from 13.52 billion minutes in 2002. Usage volume of SMS in 2003 totaled 2.96 billion messages.

In 2003, the average MOU per GSM subscriber per month in the 9 provinces and autonomous regions mentioned above was 204.6 minutes, an increase of 2.8 minutes from 201.8 minutes in 2002. ARPU was RMB 58.3, representing a decrease of RMB 10.3 from RMB 68.6 in 2002.

33

Cellular businesses for combined 30 provinces, municipalities and autonomous regions on a pro forma basis

(1) Summary

As of 31 December 2003, the number of cellular subscribers in the combined 30 provinces, municipalities and autonomous regions totaled 91.515 million, of which GSM subscribers accounted for 72.570 million and CDMA subscribers accounted for 18.946 million. The total market share in the combined 30 provinces and municipalities was 34.5%, and the net addition market share was 38.5%. In 2003, the usage volume of SMS totaled 34.84 billion messages. With the cellular subscribers from 30 provinces, municipalities and autonomous regions as calculated on a combined basis, the Company now has the world's third largest cellular subscriber base and the world's second largest CDMA subscriber base.

(2) CDMA business

As of 31 December 2003, the CDMA subscribers in the combined 30 provinces, municipalities and autonomous regions totaled 18.946 million, representing a net addition of 11.815 million from 7.131million at the end of 2002. Of this total, post-paid subscribers amounted to 17.981 million, representing a net addition of 10.850 million from 7.131 million in 2002, whilst pre-paid subscribers amounted to 0.965 million, representing 5.1% of total CDMA subscribers. The total minutes of usage for the CDMA subscribers amounted to 49.15 billion minutes, representing a 4.4 times increase from the 9.10 billion minutes in 2002. Usage volume of SMS in 2003 totaled 6.85 billion messages.

In 2003, the average MOU per CDMA subscriber per month in the combined 30 provinces, municipalities and autonomous regions was 337.3 minutes. ARPU was RMB 125.8.

(3) GSM business

As of 31 December 2003, the GSM subscribers in the combined 30 provinces, municipalities and autonomous regions totaled 72.570 million, representing a net addition of 12.032 million from 60.538 million at the end of 2002. Of this total, post-paid subscribers amounted to 39.562 million, representing a net addition of 3.810 million from 35.753 million in 2002, whilst pre-paid subscribers amounted to 33.007 million, representing a net addition of 8.221 million from 24.786 million in 2002. The proportion of pre-paid subscribers increased from 40.9% at the end of 2002 to 45.5%. The total minutes of usage for GSM subscribers amounted to 143.08 billion minutes, representing an increase of 38.0% from 103.69 billion minutes in 2002. Usage volume of SMS in 2003 totaled 27.99 billion messages.

In 2003, the average MOU per GSM subscriber per month in the combined 30 provinces, municipalities and autonomous regions was 177.4 minutes. ARPU was RMB 56.3.

IV. Sales and marketing

Marketing strategies

The sales and marketing model for the Company's CDMA businesses was modified in 2003. After the launch of "Green Tornado" campaign and "U-Max Thunderstorm" nationwide, the number of CDMA subscribers grew rapidly. In the third quarter, the CDMA business recorded profit for the first time. The Company further strengthened its cooperation with content providers and service providers. CDMA1X wireless data business expanded in scale successfully by strengthening its integration with voice business and adhering to the principles of "access and settlement at one stop; all services are available throughout the whole network". Meanwhile, sales and marketing for the GSM business will be focused on voice and SMS so as to further expand its subscriber base.

By fully leveraging the competitive edge of our integrated business, we have formulated special marketing strategies for industry and corporate accounts, which emphasize the advanced development of industry applications. Through the provision of industry solutions, our scope of business extends from basic telecommunication business to informatized services.

We coordinate the development of both the urban and rural markets and pay attention to selected key areas as well as the national market as a whole in order to actively facilitate the continuing development of the Company's business.

Branding strategies

We have placed emphasis on brand management. We have developed a branding system based on our product profile so as to standardize our operation and achieve consistency in our promotion. We have applied various means of communication together in building our brand and in launching our branding and marketing activities. We use brand promotion to develop our business and use our competitive advantage in branding to build a good corporate image, which in turn facilitates the development of all lines of our business.

Customer service

We have made detailed break-down of our subscriber base and target different segments for differentiated services. One-on-one personalized services are provided to industry and corporate accounts. Premium customer services are provided to high-net worth individal customers as well as corporate accounts through "Customer Club". A lot of emphasis is also placed on retaining mass market customers.

We have optimised our service workflow and standards to implement our operation and management professionally. We have established our customer service workflow using a consistent set of standards in order to resolve timely the problems relayed to us by the customers. We have strengthened our analysis and research on customer consumption behaviour, consumption cycle and satisfaction levels to allow ourselves to understand their consumption pattern and influence the consumption trend.

Sales and distribution channel

As of 31 December 2003, the Company had a total of 63,000 sales outlets, of which over 4,000 were self-owned sales outlets. In order to increase the depth of our sales and marketing activities, the Company has launched tele-marketing in selected areas on a trial basis, and actively searched for new partnership and operation models. Cooperation with different industries has been accelerated through the CDMA industry value chain.

Tariff strategies

The Company takes proactive steps to maintain the order for competition in the telecommunication market. We are careful to avoid price war. Faced with intense competition in the market, the Company has adopted flexible package sales strategies targeting different subscriber base to facilitate the rapid development of its core businesses, whilst complying with the tariff policies set by government regulatory authorities.

V. Business development strategies for 2004

In 2004, we expect the economy of China to sustain its rapid growth. The telecommunication market in China will be presented with appealing development opportunities. However, as competition in the market is still intense, there are both opportunities and challenges for the development of the Company. The Company will use its best endeavours to construct a state-of-the-art network in 2004. We will capitalize on key features of our sales and marketing activities and further expand our market under the principle of "priority on efficency and profitability" through innovative service and rapid enhancement of management standard.

In line with our market positioning on the "enterprise", "infotainment", "health-conscious" and "trendy", the Company will strongly promote our CDMA1X wireless data business through a wide variety of contents and applications to enhance our competitiveness in the market and our attractiveness to users.

Our GSM business will focus on the full utilization of network so as to achieve steady development. In accordance with our market positioning of GSM service as "price-sensitive" and "mass market", we aim to increase the revenue and profit for our GSM business amid a trend of stability by targeting the mass market, reducing sales and marketing costs, strengthening client retention and developing new business.

The planned GSM-CDMA dual mode business will be positioned as "one handset roaming around the world; two systems assuring unlimited benefits". This service will allow GSM subscribers to be provided with wireless data services and CDMA subscribers to be provided with international roaming service. We will accelerate the network construction to launch the service in the market as soon as possible.

As an integrated telecommunication operator, we will still emphasize the development of our integrated businesses. Long distance, data and Internet businesses will fully leverage the cellular network and customer resources to establish an integrated communication services system combining mobile and fixed line business. Unique businesses, such as "Uni-Video", broadband video-conferencing and video-telephony, and "Ruyi Mailbox", will be further promoted, which will further enhance operation revenue and efficiency.

Our priority is placed on perfecting the operating and maintenance system. We will enhance our self-repair capabilities for any breakdown of our core operation through the further improvement of operating and maintenance procedures, consistent direction and adjustment system and crisis management system, as well as a network quality appraisal system that will take users' satisfaction level into account. By learning from the experience of our industry counterparts inside and outside China, network maintenance, optimization and innovation will be enhanced and the service quality in international roaming will also be improved.

We will continue to improve our customer service. We will strive to bring superb service experience to our customers by adapting to market demands, strengthening our sense of cooperation and service and enhancing the accuracy, timeliness, stability and flexibility of the processing capabilities of our support system through strategic partnership with main vendors.

In 2004, the Company will strive to capture opportunities arising in the market, speed up the development of all lines of our businesses by focusing on efficiency and profitability, further expand our subscribers base and enhance our operational efficiency and profitability – all in an attempt to take our integrated capabilities to new levels.

Management's Discussion and Analysis of Financial Condition and Results of Operations

I. Overview

The operating revenue and EBITDA(Note 1) of the Company in 2003 sustained their rapid growth. CDMA Cellular Business became profitable since the third quarter. Free cash flow (i.e. net cash inflow from operating activities minus capital expenditures) for the year turned positive. Our financial operating results for 2003 are encouraging.

Operating revenue in 2003 increased by 66.7% from 2002 to RMB67.64 billion. EBITDA increased by 34.0% from 2002 to RMB24.90 billion. Operating profit increased by 16.3% from 2002 to RMB8.51 billion. Net profit fell by 8.3% from 2002 to RMB4.22 billion. Without taking account of the RMB0.56 billion impairment loss and assets write-off of the Paging Business and the RMB0.66 billion loss on sale of Guoxin Paging, net profit was RMB5.08 billion, up 10.5% from that in 2002. Basic earnings per share was RMB0.336, down by RMB0.03 per share from RMB0.366 in 2002. Capital expenditures were RMB19.76 billion. Free cash flow improved significantly from an outflow of RMB5.89 billion in 2002 to an inflow of RMB2.81 billion.

On 31 December 2002, the Company completed the acquisition of the GSM cellular assets and businesses and the CDMA businesses of Unicom New Century in 9 provinces, municipalities and autonomous regions including Jilin (the "2002 Acquired Cellular Business"). For the ease of comparison, the unaudited pro forma information in 2002 ("pro forma") referred to in this report were prepared on the assumption that the acquisition had been completed on 1 January 2002 and the operating results of the 2002 Acquired Cellular Business were always part of the Company since 1 January 2002 (unless otherwise stated, same as below).

On a pro forma basis, in 2003, operating revenue increased by 34.6%, EBITDA increased by 7.8%, operating profit decreased by 2.6%, and net profit decreased by 16.3%. Without taking account of the RMB0.56 billion impairment loss and assets write-off of the Paging Business and the RMB0.66 billion loss on sale of Guoxin Paging, net profit increased 0.8% from 2002.

Total operating revenue


40.58
50.24
67.64
02
02 pro forma
03

(RMB in billion)

II. Operating revenue

Operating revenue in 2003 was RMB67.64 billion, up by 66.7% from 2002, an increase of 34.6% on a pro forma basis. Growth in operating revenue remained fast as the Company further strengthened its integrated capabilities.

Note (1) : In this annual report, EBITDA for 2003 represents net profit before interest income, finance costs, net other (expense) income, loss on sale of Guoxin Paging, taxation, depreciation and amortisation, and minority interests.

37

Revenue composition


8%
13.7%
2002
78.3%
9.6%
5.4%
2002
pro forma
85%
3.2%
8.4%
2003
88.4%
Cellular
Long distance, Data and Internet
Paging

Our operating revenue is mainly generated by the GSM and CDMA Cellular Businesses, the Long Distance, Data and Internet Business and the Paging Business. The table below sets forth the changes in revenue composition and their percentage of total operating revenue for each of our business segments for the years 2002, 2002 pro forma and 2003.

	2002		2002 pro forma		2003	
	RMB in million	As percentage of total	RMB in million	As percentage of total	RMB in million	As percentage of total
Operating revenue:						
Cellular, include:	31,757	78.3%	42,725	85.0%	59,746	88.4%
GSM	28,109	69.3%	37,683	75.0%	41,166	60.9%
CDMA	3,648	9.0%	5,042	10.0%	18,580	27.5%
Long Distance, Data and Internet, include:	5,578	13.7%	4,796	9.6%	5,733	8.4%
Long Distance	2,779	6.8%	2,170	4.4%	2,288	3.3%
Data and Internet	2,799	6.9%	2,626	5.2%	3,445	5.1%
Paging	3,241	8.0%	2,723	5.4%	2,157	3.2%
Total operating revenue	40,576	100.0%	50,244	100.0%	67,636	100.0%

Revenue from Cellular Business increased rapidly, with its share of operating revenue increasing from 78.3% in 2002 to 88.4% in 2003, and accounting for 103.4% of the increase in total operating revenue. Operating revenue from our Long Distance, Data and Internet Business increased steadily, accounting for 8.4% of the total operating revenue in 2003. Operating revenue from the Paging Business as a percentage of total operating revenue decreased from 8.0% in 2002 to 3.2% in 2003. The changes in our total operating revenue composition fully reflected the Company's strategy of focusing on the development of Cellular Business.

38

Revenue of CDMA cellular business


3,648
5,042
18,580
02
02 pro forma
03

(RMB in million)

1. Sustained and rapid growth in CDMA Cellular Business

Rapid growth in the revenue from the CDMA Cellular Business was fostered by the fast growth in our CDMA subscribers base. Operating revenue from our CDMA Cellular Business reached RMB18.58 billion in 2003, an increase of 409.3% from 2002, an increase of 268.5% from pro forma. Average revenue per user ("ARPU") for our CDMA Cellular Business reached RMB128.4.

The table below sets forth the revenue composition of our CDMA Cellular Business and their respective share of operating revenue from CDMA Cellular Business in 2002, 2002 pro forma and 2003.

	2002		2002 pro forma		2003	
	RMB in million	As percentage of total	RMB in million	As percentage of total	RMB in million	As percentage of total
Operating revenue:	3,648	100.0%	5,042	100.0%	18,580	100.0%
(1) Service Revenue	3,225	88.4%	4,346	86.2%	16,624	89.5%
Include: Usage Fee	2,231	61.2%	3,142	62.3%	11,672	62.8%
Monthly Fee	713	19.5%	964	19.1%	3,488	18.8%
Interconnection Revenue	184	5.0%	120	2.4%	608	3.3%
Others	97	2.7%	120	2.4%	856	4.6%
(2) Sales of Telecommunication Products	423	11.6%	696	13.8%	1,956	10.5%

CDMA ARPU


172.3
172.2
128.4
02
02 pro forma
03

(RMB)

Service revenue from CDMA Cellular Business as a percentage of the total operating revenue from CDMA Cellular Business increased from 88.4% in 2002 to 89.5% in 2003. CDMA usage fees rose to RMB11.67 billion in 2003, representing 62.8% of its total operating revenue from CDMA Cellular Business, while monthly fee reached RMB3.49 billion in 2003, representing 18.8% of its total operating revenue from CDMA Cellular Business. CDMA interconnection revenue reached RMB0.61 billion, accounting for 3.3% of the total operating revenue from CDMA Cellular Business. Revenue from the sales of telecommunication products as a percentage of the total operating revenue from CDMA Cellular Business reduced from 11.6% in 2002 to 10.5% in 2003.

The Company is actively developing its CDMA wireless data business. Efforts have been devoted to converting the competitive edge in CDMA technology to a competitive edge in operations in order to enhance competitiveness in the market and our appeal to subscribers. Revenue from the value-added business of CDMA Cellular Business reached RMB0.78 billion, and accounted for 4.5% of total service revenue from CDMA Cellular Business.

39

2. Steady growth in GSM Cellular Business

Revenue from the GSM Cellular Business increased by 46.5% from 2002 and reached RMB41.17 billion in 2003, representing an increase of 9.2% on a pro forma basis. ARPU from this business segment decreased from RMB67.3 on a pro forma basis to RMB56.7 in 2003. Of this amount, post-paid ARPU decreased by RMB11.1 from RMB77.3 in 2002 to RMB66.2 in 2003, and pre-paid ARPU decreased by RMB6.8 from RMB52.8 in 2002 to RMB46.0 in 2003.

Revenue of GSM celluar business



28,109
37,683
41,166
02
02 pro forma
03
(RMB in million)

The table below sets forth the revenue composition of our GSM Cellular Business and their respective share of operating revenue from the GSM Cellular Business in the years 2002, 2002 pro forma and 2003.

	2002		2002 pro forma		2003	
	RMB in million	As percentage of total	RMB in million	As percentage of total	RMB in million	As percentage of total
Operating revenue:	28,109	100.0%	37,683	100.0%	41,166	100.0%
(1) Service Revenue	27,388	97.4%	36,690	97.4%	40,303	97.9%
Include: Usage Fee	20,275	72.1%	27,595	73.3%	29,072	70.6%
Monthly Fee	4,169	14.8%	6,143	16.3%	7,042	17.1%
Interconnection Revenue	1,710	6.1%	1,471	3.9%	1,927	4.7%
Others	1,234	4.4%	1,481	3.9%	2,262	5.5%
(2) Sales of Telecommunication Products	721	2.6%	993	2.6%	863	2.1%

Service revenue from GSM Cellular Business as a percentage of the total operating revenue from GSM Cellular Business increased from 97.4% in 2002 to 97.9% in 2003. GSM usage fees reached RMB29.07 billion in 2003, representing 70.6% of the total operating revenue from GSM Cellular Business, while monthly fee reached RMB7.04 billion in 2003, representing 17.1% of the total operating revenue from GSM Cellular Business. GSM interconnection revenue was RMB1.93 billion, accounting for 4.7% of the total operating revenue from GSM Cellular Business.

GSM ARPU



69.0
67.3
56.7
02
02 pro forma
03
(RMB)

GSM value-added service of the Company mainly provides the short message service, i.e. SMS. Revenue from GSM value-added services reached RMB2.07 billion in 2003, representing a 5.0% share in the service revenue from GSM Cellular Business.

3. Steady development in revenue from Long Distance, Data and Internet Business

Revenue from our Long Distance, Data and Internet Business increased by 2.8% from 2002 and reached RMB5.73 billion in 2003, an increase of 19.5% on a pro forma basis.

40

Revenue of Long Distance, Data and Internet business


5.58
4.80
5.73
02
02 pro forma
03

(RMB in billion)

Revenue from PSTN Long Distance Business

Revenue from our PSTN Long Distance Business decreased by 17.7% from 2002 to RMB2.29 billion in 2003, an increase of 5.4% on a pro forma basis.

Revenue from Data and Internet Businesses

We have fully leveraged the technological advantage of our multi-businesses integrated network platform. Along with effectively expanding international and domestic call volume for IP telephony, we have been targeting business subscribers and corporate subscribers in promoting services with distinctive features such as "UNI-VIDEO", and also we have been targeting the mass market in promoting new services, such as "Ruyi mailbox". Revenue from our Data and Internet Businesses rose by 23.1% from 2002 to RMB3.44 billion in 2003, an increase of 31.2% on a pro forma basis.

4. Continuing decline in revenue of Paging Business

In 2003, revenue from our Paging Business was RMB2.16 billion. Paging service revenue (i.e. excluding sales of paging-related telecommunications products) fell by 35.1% to RMB1.40 billion in 2003, a decrease of 31.3% on a pro forma basis. Revenue from value-added and other services of the Paging Business reached RMB0.79 billion and accounted for 56.2% of the service revenue from the Paging Business.

III. Operating expenses

The Company continued to exercise strict controls over costs. Operating expenses in 2003 were RMB59.12 billion, representing an increase of 77.8%, which was greater than the 66.7% growth in operating revenue for the same period. On a pro forma basis, the increase would be 42.5%.

The table below illustrates the major expense items from 2002, 2002 pro forma and 2003 and their respective share of total operating revenue.

	2002		2002 pro forma		2003	
	RMB in million	As percentage of total revenue	RMB in million	As percentage of total revenue	RMB in million	As percentage of total revenue
Total operating expenses:	33,253	82.0%	41,501	82.6%	59,122	87.4%
Leased lines and network capacities	1,583	3.9%	2,021	4.0%	4,320	6.4%
Interconnection charges	3,230	8.0%	3,755	7.5%	5,921	8.7%
Depreciation and amortization	11,256	27.7%	14,348	28.6%	16,385	24.2%
Personnel	3,335	8.2%	4,006	8.0%	4,575	6.8%
Selling and marketing	5,981	14.8%	7,851	15.6%	15,157	22.4%
General, administrative and other expenses	5,632	13.9%	7,087	14.1%	9,112	13.5%
Include: Impairment loss and assets write-off of the Paging Business	–	–	–	–	557	0.8%
Cost of telecommunications products sold	2,236	5.5%	2,433	4.8%	3,652	5.4%

1. Leased lines and network capacities

As the lease expense for CDMA network capacities in 2003 increased to RMB3.52 billion, the aggregate amount of our leased line expenses and network capacity lease expenses increased to RMB4.32 billion, with their proportion to total operating revenue rose from 4.0% on a pro forma basis to 6.4% in 2003, representing an increase of 113.8% on a pro forma basis.

2. Interconnection charges

Along with the increase in interconnection traffic, interconnection charges increased by 83.3% to RMB5.92 billion in 2003, an increase of 57.7% on a pro forma basis. Interconnection charges for CDMA and GSM Cellular Business increased by 418.8% and 22.3% on a pro forma basis, respectively. Interconnection charges for Long Distance, Data and Internet Business increased by 54.0% on a pro forma basis. As our various business segments continued to develop, interconnection charges as a percentage of total operating revenue also increased from 7.5% on a pro forma basis to 8.7%.

3. Depreciation and amortization

Due to increase of network capacity, the rapid development of the GSM Cellular Business and the expansion of assets scale, depreciation and amortization expenses increased by 45.6% to RMB16.39 billion in 2003, at a lower growth rate than the growth in operating revenue, and accounting for an increase of 14.2% on a pro forma basis. Depreciation and amortization expenses as a percentage of total operating revenue decreased from 28.6% on a pro forma basis to 24.2% in 2003.

4. Personnel

As of the end of 2003, we had 38,728 employees, an increase of 32.0% from 29,332 at the end of 2002, and an increase of 10.5% from 35,055 at the end of 2002 on a pro forma basis. Our personnel expenses were RMB4.57 billion in 2003, its share as a percentage of total operating revenue dropped to 6.8%, from 8.0% on a pro forma basis. In order to align the interest of our employees with that of our shareholders, we have set up an employee share option scheme and granted options to qualified employees. During 2003, total share options involving 105,956,000 shares in the Company were granted under the share option scheme. For more information regarding our share option scheme, please refer to Report from the Directors and Note 31 to the Financial Statements.

Analysis of operating expenses

Percentage of expenses to total revenue (%)


82.0
82.6
87.40
02
02 pro forma
03
Leased lines and network capacities
Interconnection charges
Depreciation and amortization
Personnel
Selling and marketing
General, administrative and other expenses
Cost of telecommunications products sold

Analysis of operating expenses

Composition of operating expenses (%)


100.0
100.0
100.0
02
02 pro forma
03
Leased lines and network capacities
Interconnection charges
Depreciation and amortization
Personnel
Selling and marketing
General, administrative and other expenses
Cost of telecommunications products sold

5. Selling and marketing

Our major selling and marketing expenses included commissions, promotion and advertising expenses and amortization of customer acquisition costs of contractual CDMA subscribers. Selling and marketing expenses totaled RMB15.16 billion in 2003, an increase of 153.4% from 2002, and an increase of 93.1% on a pro forma basis. Amortization of CDMA subscribers acquisition costs in 2003 were RMB5.84 billion, an increase of 174.2% on a pro forma basis. The balance of unamortised deferred CDMA subscribers acquisition costs fell from RMB5.99 billion as of the end of 2002 to RMB4.04 billion as of the end of 2003. Due to the continued growth in the subscriber base of our various business segments, the commissions to distributors and sales agents rose to RMB7.29 billion, an increase of 63.1% on a pro forma basis. Promotion and advertising expenses were RMB2.04 billion, an increase of 63.2% on a pro forma basis. Selling and marketing expenses as a percentage of operating revenue increased from 15.6% on a pro forma basis to 22.4% in 2003.

6. General, administrative and other expenses

Our general, administrative and other expenses were RMB9.11 billion in 2003. Without taking account of the impairment loss and assets write-off of the Paging Business amounting to RMB0.56 billion, total expenses for this category increased by 51.9% from RMB5.63 billion in 2002. General, administrative and other expenses as a percentage of total operating revenue decreased from 13.9% in 2002 to 13.5% in 2003. In 2003, the provision for doubtful debts was RMB1.75 billion, an increase of 39.1% on a pro forma basis. Provision for doubtful debts as a percentage of service revenue increased slightly from 2.6% on a pro forma basis to 2.7% in 2003. This has also given rise to an increase in our general, administrative and other expenses.

7. Cost of telecommunications products sold

The cost of telecommunication products sold increased to RMB3.65 billion in 2003, an increase of 50.1% on a pro forma basis. The share of cost of telecommunications products sold as a percentage of operating revenue increased from 4.8% on a pro forma basis to 5.4% in 2003.

IV. Earnings

1. Operating profit

In 2003, our operating profit reached RMB8.51 billion, an increase of 16.3% from 2002, a decrease of 2.6% on a pro forma basis.

Operating loss from our CDMA Cellular Business was RMB0.29 billion in 2003, while CDMA Cellular Business became profitable since the third quarter. Operating profit from our GSM Cellular Business increased to RMB8.72 billion, a decrease of 9.5% on a pro forma basis. Operating profit from our Long Distance, Data and Internet Business increased to RMB1.45 billion in 2003, an increase of 2.9% on a pro forma basis. While operating profit from our Long Distance Business fell to RMB0.70 billion due to a reduction in the inter-segment revenue, operating profit from our Data and Internet Business increased to RMB0.75 billion. Operating loss from our Paging Business was RMB1.20 billion.

43

2. Finance costs

In 2003, the Company further allocated the capital resources in an active and proper approach, whereas the objective was to enhance the centralized treasury function. The net finance costs were reduced from RMB1.92 billion in pro forma to RMB1.76 billion in 2003, a decline of 8.1%.

3. Loss on sale of Guoxin Paging

Disposal loss on the sale of Guoxin Paging amounted to RMB0.66 billion in 2003.

4. Income tax

Our income tax increased to RMB1.89 billion in 2003, an increase of 6.1% on a pro forma basis. The resulting effective tax rate was 31.0%, up by approximately 5 percent as compared to 26.2% on a pro forma basis. Nevertheless, this rate was lower than the standard tax rate of 33%.

5. Net profit

Our net profit reached RMB4.22 billion in 2003. Basic earnings per share was RMB0.336, a decrease of 8.3% from RMB0.366 in 2002. Without taking account of the RMB0.56 billion in impairment loss and assets write-off of the Paging Business and the RMB0.66 billion loss on sale of Guoxin Paging, net profit would have been RMB5.08 billion, representing an increase of 10.5% from 2002.

Net profit


4.60
5.04
4.22
5.08
02
02 pro forma
03
03*

* Without taking account of the impairment loss and assets write-off of the Paging Business and the loss on sales of Guoxin Paging
(RMB in billion)

V. EBITDA

Our EBITDA increased by 34.0% from 2002 to RMB24.90 billion in 2003, an increase of 7.8% on a pro forma basis. EBITDA margin (EBITDA as a percentage of operating revenue) fell from 46.0% on a pro forma basis to 36.8%.

EBITDA for the GSM Cellular Business rose by 4.4% on a pro forma basis to RMB21.84 billion. EBITDA margin fell from 55.5% on a pro forma basis to 53.0%. EBITDA for the CDMA Cellular Business improved from –RMB1.34 billion on a pro forma basis to RMB20 million in 2003.

EBITDA for the Long Distance, Data and Internet Business grew by 13.6% to RMB3.17 billion in 2003, an increase of 13.6% on a pro forma basis. EBITDA margin for this business fell from 40.9% on a pro forma basis to 37.6%. While EBITDA margin for the Long Distance Business fell from 49.4% on a pro forma basis to 35.5% as a result of the decrease in interconnection revenue, EBITDA margin for the Data and Internet Business grew from 32.1% on a pro forma basis to 38.9%. After accounting for the RMB0.56 billion in impairment loss and assets write-off of the Paging Business, EBITDA for the Paging Business turned from RMB0.82 billion in 2002 to –RMB60 million in 2003.

EBITDA and EBITDA margin


46.0%
45.8%
36.8%
18.58
23.09
24.90
02
02 pro forma
03
EBITDA (RMB in billion)
EBITDA margin

Capital expenditure & Projected capital expenditure


18.94
23.16
19.76
19.35
02
02 pro forma
03
04
(RMB in billion)

VI. Capital expenditure and free cash flow

During 2003, the Company implemented strict controls over the capital expenditures and endeavoured to lower the unit construction cost. The Company was able to effectively control its capital expenditures, notwithstanding that adequate investments were made as appropriate in regions with high market demand. Capital expenditures for our various businesses totaled RMB19.76 billion in 2003. Capital expenditures attributable to the GSM Cellular Business, the Long Distance, Data and Internet Business, the Paging Business, the transmission network and other projects were RMB8.91 billion, RMB2.13 billion, RMB40 million, RMB4.55 billion and RMB4.13 billion respectively.

The following table sets forth the capital expenditures in each business segment for 2003 and our planned capital expenditures in 2004.

	2003 (RMB in billion)	2004 (RMB in billion)		
	21 provinces Total	30 provinces Total	Include: 21 provinces	Include: 9 provinces
Total	19.76	19.35	17.87	1.48
Cellular	8.91	6.53	5.05	1.48
Long Distance, Data and Internet	2.13	1.50	1.50	–
Paging	0.04	–	–	–
Transmission network	4.55	3.43	3.43	–
Others	4.13	7.89	7.89	–

Note: Capital expenditure for Cellular Business in 2003 is the total expenditures for businesses operating in 21 provinces, municipalities and autonomous regions. Capital expenditure for Cellular Business in 2004 is the total capital expenditures for businesses operating in 30 provinces, municipalities and autonomous regions, including the 9 provinces and autonomous regions acquired by the Company on 31 December 2003.

Free cash flow in 2003 improved significantly from an outflow of RMB5.89 billion in 2002 to an inflow of RMB2.81 billion.

Projected capital expenditures for 2004 with respect to all 30 provinces, municipalities and autonomous regions in which we operate is RMB19.35 billion (which includes RMB17.87 billion for the 21 provinces, municipalities and autonomous regions and RMB1.48 billion for newly acquired businesses in 9 provinces and autonomous regions), which will be used mostly to improve the GSM network and network transmission infrastructure. The Company will rely principally on cash generated by operations for satisfying its capital expenditures needs.

VII. Acquisition of Unicom New World and the sale of Guoxin Paging

In December 2003, we acquired the GSM cellular assets and businesses and CDMA businesses of Unicom New World in the following nine provinces and autonomous regions, namely: Shanxi, Inner Mongolia, Hunan, Hainan, Yunnan, Xizang, Gansu, Qinghai and Ningxia and the total acquisition price is RMB3.2 billion. On the same date, we sold the entire equity interests in Guoxin Paging for a total sale price of RMB2.75 billion.

We are pleased with the operating results of the Cellular Business of Unicom New World in 2003. Operating revenue from the Cellular Business of Unicom New World was RMB8.14 billion, 53.0% higher than RMB5.32 billion in 2002. Net profit for these businesses improved from a loss of RMB0.12 billion in 2002 to a profit of RMB0.35 billion.

Assuming the acquisition of Unicom New World and the sale of Guoxin Paging have been undertaken before 1 January 2002, the Unaudited Pro Forma operating revenue of the Group and Unicom New World ("the Combined Group") was RMB72.33 billion in 2003, representing an increase of 40.3% from 2002, the Unaudited Pro Forma EBITDA was RMB27.20 billion in 2003, representing an increase of 13.5% from 2002 and the Unaudited Pro Forma net profit was RMB5.77 billion in 2003, representing an increase of 6.0% from 2002.

The following table sets forth the Unaudited Pro Forma information of the Combined Group for the years ended 31 December 2003 and 2002, as if the acquisition of Unicom New World and the sale of Guoxin Paging have been undertaken before 1 January 2002.

	Unaudited Pro Forma information of the Combined Group			
	2003		2002	
	RMB in million	As percentage of total revenue	RMB in million	As percentage of total revenue
Operating Revenue (Turnover):				
GSM Business	45,409	62.7%	40,869	79.2%
CDMA Business	18,336	25.4%	4,733	9.2%
Data and Internet Business	3,168	4.4%	2,504	4.9%
Long Distance Business	2,017	2.8%	1,747	3.4%
Total service revenue	68,930	95.3%	49,853	96.7%
Sales of telecommunications products	3,397	4.7%	1,684	3.3%
Total operating revenue	72,327	100%	51,537	100%
Operating expenses:				
Leased line and network capacities	(4,727)	6.5%	(2,107)	4.1%
Interconnection charges	(6,119)	8.5%	(3,953)	7.7%
Depreciation and amortization	(16,766)	23.2%	(14,165)	27.5%
Personnel	(4,355)	6.0%	(3,657)	7.1%
Selling and marketing	(17,200)	23.8%	(8,680)	16.8%
General, administrative and other expenses	(9,070)	12.5%	(7,123)	13.8%
Cost of telecommunication products sold	(3,659)	5.1%	(2,060)	4.0%
Total operating expenses	(61,896)	85.6%	(41,745)	81.0%
Operating profit	10,431	14.4%	9,792	19.0%
Finance costs	(2,156)	3.0%	(2,375)	4.6%
Other expenses, net	(30)	0.0%	(46)	0.1%
Taxation	(2,473)	3.4%	(1,923)	3.7%
Profit attributable to shareholders	5,772	8.0%	5,448	10.6%

Notes:

1. *The Unaudited Pro Forma information presented above is prepared on the assumption that the acquisition of Unicom New Century and Unicom New World and the sale of Guoxin Paging had all been undertaken before 1 January 2002.*
2. *Basis and assumption used for presentation and adjustment for the Unaudited Pro Forma information of the Combined Group should be referred to Appendix VI "Pro forma information of the Combined Group" as set forth in the shareholders' circular "Connected Transactions" of the Company issued on 26 November 2003.*

The following table sets forth our asset-debt structure as of 31 December 2003 before and after the acquisition of Unicom New World and the sale of Guoxin Paging.

	As of December 31		
	2002	2003	
		Before the Acquisition and the Sale	After the Acquisition and the Sale
(RMB in million)			
Cash	19,529	11,279	10,133
Total assets	149,628	140,964	149,838
Total debts	82,409	70,307	80,222
Include: Short-term interest-bearing debt	15,330	14,754	18,173
Long-term interest-bearing debt	37,686	30,739	36,213
Minority interests	566	552	–
Owners' equity	66,653	70,105	69,615
Debt-to-asset ratio	55.1%	49.9%	53.5%

As of 31 December 2003, Unicom New World acquired by the Company accounted for RMB15.13 billion in assets, RMB12.88 billion in liabilities and the debt-to-asset ratio was 85.1%.

The Company places heavy emphasis on balancing the debt structure, pays particular attention to operation risks and endeavors to decrease the liability level. Upon the completion of the Acquisition and the Sale, our total assets increased from RMB149.63 billion as of 31 December 2002 to RMB149.84 billion as of 31 December 2003. Our total debts decreased from RMB82.41 billion as of 31 December 2002 to RMB80.22 billion as of 31 December 2003. Our debt-to-asset ratio after the Acquisition and the Sale decreased from 55.1% at the end of 2002 to 53.5% at the end of 2003.

Our debt to capitalization ratio (i.e. (long-term and short-term interest-bearing debts + minority shareholders' equity) / (long-term and short-term interest-bearing debts + minority shareholders' equity + shareholders' equity)) as of 31 December 2003 was 43.9%, 0.7% less than 44.6% in 2002, due to our efforts to control the debts structure and liability level. As of 31 December 2003, we had RMB10.13 billion in cash, of which 84.1% was in RMB, 15.7% was in US dollars and 0.2% was in Hong Kong dollars. As of 31 December 2003, our short-term and long-term bank loans were RMB54.39 billion in total, 2.6% higher than that of 2002. The majority of bank loans are denominated in RMB with fixed interest rates, with annual interest rates ranging from 4.44% to 5.76%.

Upon the completion of the Acquisition of the Unicom New World and the Sale of Guoxin Paging, the competitiveness of the Company has been further strengthened.

VIII. Cash flow analysis

As of 31 December 2003, we had net current liabilities (i.e. current assets minus current liabilities) of RMB21.66 billion, compared to net current liabilities of RMB12.71 billion as of 31 December 2002. The decrease in working capital mainly resulted from (i) the increase in short-term bank loans to replace long-term bank loans; (ii) cash used for the acquisition of Unicom New World at year-end; and (iii) higher indebtedness brought from the newly acquired Unicom New World. Taking into account available financing and continuous net cash inflows from our operating results, we believe that the Company has sufficient working capital for its present requirements.

IX. Critical accounting policies and significant accounting estimates

The preparation of our financial statements and this annual report requires us to make estimates and assumptions that affect the reported and disclosed amounts of assets and liabilities, including contingent assets and liabilities as at the relevant dates, and revenue and expenses for the relevant periods. We have identified the accounting policies and estimates below as considered critical to our operating activities and to the understanding of our operating results and financial positions. For a discussion of the application of these and other accounting policies, see Notes 2 and 3 to the financial statements included in this annual report. There can be no assurance that actual results will not differ from those estimates and assumptions.

1. Deferral of CDMA Customer Acquisition Costs

We have been operating the CDMA business since the beginning of 2002. In order to accelerate the development of the CDMA business and subscriber growth, we have offered certain promotional packages since the second half of 2002. As part of the contractual arrangements with certain CDMA contractual subscribers under these special promotional packages, CDMA handsets were provided to the subscribers for their use at no additional charge during the specified contract periods, which range from 6 months to 2 years. In return, subscribers are required to incur a minimum amount of service fees during the contract period. If the contractual subscribers can fulfill the minimum contract spending amounts by the end of the contract period, they will not be obliged to repay the remaining costs of the CDMA handsets given for their use. In addition, to secure contractual performance, these subscribers are required under their contracts to (i) prepay certain non-refundable amounts of service fees or deposits, (ii) maintain a bank deposit in one of the designated commercial banks to secure their minimum contract amounts, or (iii) provide a guarantor who will compensate us for any loss in the event of the subscriber's non-performance of related contractual obligations.

We consider the costs of the CDMA handsets provided to contractual subscribers under these promotional packages as part of the customer acquisition costs for the development of these new CDMA contractual subscribers. Such customer acquisition costs are deferred, to the extent recoverable, and amortised over the contract periods to match with the actual or minimum contract spending amounts, whichever is the higher.

We determined our accounting policy of deferred customer acquisition costs of contractual CDMA subscribers after a careful evaluation of our specific facts and circumstances, and believe that the capitalisation of such costs appropriately matches the future contractual revenues due to (1) the historically high ARPUs and low churn, default or bad debt rates of these subscribers; (2) our established procedures and the relative low cost of enforcement of contracts in default; and (3) the existence of specified contract periods with minimum contract spending amounts and built-in contractual safeguarding measures such as non-refundable prepayments, restricted bank deposits, and guarantees received, as well as penalty clauses imposed on subscribers.

Therefore, we believe that the above deferred customer acquisition costs are recoverable from future revenue to be derived from these promotional packages, and the capitalisation and amortization of these customer acquisition costs to match with future revenue is an appropriate accounting policy. Furthermore, we continuously assess and evaluate the recoverability of these deferred customer acquisition costs, based on the detailed review of historical subscriber churn rates and the estimated default rate. Based on our current assessment and evaluation, we believe that there is no significant problem in recovering the carrying amounts of the deferred customer acquisition costs as at 31 December 2003.

We have made the above recoverability assessments based on the current legal and operating environment relating to the subscribers' contract performance and other information currently available to us. Actual results may differ significantly from current situation and our current estimates. If the situation changes significantly in the future, we may need to expensed off additional non-recoverable deferred customer acquisition costs based on conditions at that time.

2. Lease of CDMA Network Capacity

We have entered into a CDMA network capacity lease agreement with Unicom Group and Unicom New Horizon. Pursuant to this CDMA lease agreement, Unicom New Horizon has agreed to lease the capacity of the CDMA network to us covering the 9 provinces of Guangdong, Jiangsu, Zhejiang, Fujian, Liaoning, Shandong, Anhui, Hebei, Hubei and the 3 municipalities of Beijing, Shanghai and Tianjin. This lease became effective on 8 January 2002.

In addition, on 31 December 2002 and 2003, we acquired all the equity interests in Unicom New Century and Unicom New World respectively, which together operate GSM and CDMA cellular businesses in another 12 provinces, 1 municipality and 5 autonomous regions in the PRC. Unicom New Century and Unicom New World have also respectively entered into a CDMA lease agreement with Unicom Group and Unicom New Horizon on similar terms and conditions. These lease agreements and our existing lease agreement will be referred to as the CDMA Lease Agreements.

According to the terms of the CDMA Lease Agreements, the initial lease period is for one year, renewable for additional one-year terms at our own option. In January 2003, we renewed the CDMA network capacity for an additional one-year term.

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We have assessed the appropriate lease classification at the inception of the CDMA Lease Agreements. Factors and related implications we have considered include whether we have taken the risks and rewards of ownership of the CDMA assets. Furthermore, we have considered whether the existence of the purchase option and the annual renewal options, combined with the related economic penalties, risks and benefits, have caused us to take on risks and rewards similar to those that an owner of these assets would bear.

Unicom New Horizon has the legal ownership of the CDMA network, is directly responsible for the planning, financing and construction of the CDMA network, and directly enters into all contracts with suppliers and constructors. We believe we only bear the risks associated with the operation of our CDMA business during the relevant leasing periods and are free from any ownership risks of CDMA network. According to the terms of the CDMA Lease Agreements, our initial lease period is only one year, with renewal for additional one-year terms at our own option. Accordingly, there is no pre-determined lease period and minimum network capacity to be leased in future periods. We have the option to determine whether we will renew and continue the leases and how much capacity to lease. We also have the option to decide whether we will exercise the purchase option of CDMA network based on market environment and the future operating performance of the CDMA business subject to approvals obtained from our independent minority shareholders.

Accordingly, if the CDMA business turns out to be unsuccessful, we do not have the obligation to continue this CDMA lease arrangement or to exercise the purchase option. Or, we could continue to lease nominal capacity in order to ensure that no other operators takes possession of the assets to compete with us in our service areas.

In general, the classification of leases is dependent on whether the risks and rewards of ownership of the leased assets rest substantially with the lessor or the lessee. Leases that substantially transfer to the lessee all the risks and rewards of ownership of the leased assets are accounted for as finance leases; and leases where substantially all the risks and rewards of ownership of the leased assets remain with the lessor are accounted for as operating leases. When performing this assessment, we have considered a number of factors above that required significant judgments.

At the inception of the CDMA Lease Agreements, there has been a high degree of uncertainty related to the market condition and existing operating results of CDMA business. It remains highly uncertain whether we will continue to lease the network in the future or to estimate the future network capacity to be leased. We are also unable to determine whether or not we will exercise the purchase option. Given these uncertainties and due to the fact that the risks associated with the ownership of the CDMA assets substantially remain with Unicom Group and Unicom New Horizon, we account for the leasing of the CDMA network as operating leases, so as to reflect the respective rights and obligations of the relevant parties to the CDMA Lease Agreements. At the end of the effective lease term, we will reassess the appropriate classification based on the relevant factors and circumstances available at that time.

Under the above accounting estimates, only the operating lease expense has been recorded in our income statement since the commencement of the CDMA Lease Agreements, whereas the carrying value of the CDMA assets and the related liabilities are not reflected in our balance sheet. For the year ended 31 December 2003, we recorded lease expense of approximately RMB3.52 billion under the CDMA Lease Agreements.

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3. Impairment of Assets

As of the end of each year, we conduct a full review of various information to identify indications that the carrying values of our property, plant and equipment, construction-in-progress and other long-term assets may be impaired. If such an indication exists, we will also estimate the related asset's recoverable amount. To the extent that the estimated recoverable amount of an asset is lower than its carrying amount, an impairment loss is recognised. The information used to identify indications of impairment might be subjective in nature and the interpretation and application of such information requires judgment, the result of which directly affects our estimate of any impairment provision considered necessary as at any given balance sheet date. To the extent our assumptions and estimations differ significantly from actual events and circumstances, we may need to make additional impairment provisions in future.

In 2002, despite the fact that the revenue and subscriber number of the paging business continued to decline, it managed to maintain net cash inflows from operations. Our paging business did not improve significantly because the traditional paging business was still declining, whereas the new value-added paging businesses were at their initial development stage, and thus, the real value of the paging business was not yet fully realised. At that time, we were confident about the future prospects of these new value-added paging businesses, and we believed that they could generate sufficient future economic benefits to recover the carrying values of the existing paging assets. Consequently, we believed that it was not necessary to make additional impairment provision for 2002.

Later on, in the first half of 2003, the Company conducted a re-assessment of the recoverable amount of the paging assets based on the best estimates of the discounted net future cash flows expected to be generated from the paging business in the foreseeable future years. Management made key assumptions and estimations on the appropriate discount rate adopted (8% per annum), the period covered by the cash flow forecast, the impact of the continuous decline of traditional paging business, the future loss of subscribers, the expected trend in average revenue per subscriber, as well as incremental cash flows arising from new paging businesses and the effects of the adoption of cost reduction plans. All these assumptions and estimations were made based on historical trends adjusted for the current market situation (including the physical condition of these assets) and the forecast of the future development of the new value-added paging businesses.

In the first half of 2003, based on our updated analysis and the worsening decline of the traditional paging business, we expected that the related incremental future cash inflows to be generated from the new value-added paging services, despite their continuous growth, were unlikely to offset the effects of the rapid decline of the traditional paging business in future. Consequently, based on the latest estimate of the discounted future net cash flows expected to arise from the continuing operations of the Paging Business, after considering the unexpected rapid decline of the traditional paging business in the first half of 2003, we concluded that the carrying amount of paging assets as at 30 June 2003 had exceeded their expected recoverable amounts. Accordingly, the Group recorded an additional impairment loss for property, plant and equipment of the Paging Business amounted to approximately RMB528 million in the first half of 2003. Subsequently, we sold the Paging Business to our ultimate parent company, Unicom Group, which was effective on 31 December 2003. The disposal loss of this discontinued operation, representing the difference between the sales proceeds and the carrying amount of the net assets of the Paging Business as of the effective date of the disposal amounted to approximately RMB663 million, which was recognised and charged to the income statement in 2003.

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4. Provision for Doubtful Debts

Accounts receivables are stated at costs, less provision for doubtful debts. We evaluate specific accounts receivable where there are indications that the receivable may be doubtful or is not collectible. We record a provision based on our best estimates to reduce the receivable balance to the amount that is expected to be collected. For the remaining receivable balances as of each period-end, we make a general provision based on the aging pattern of the receivable amounts and by applying reasonable percentages to the outstanding receivables. We make such estimates based on our past experience, historical collection patterns, subscribers' credit worthiness and collection trends. For the general subscribers of Cellular, Long Distance, Data and Internet services, we make a full provision for receivables aged over 3 months, which is consistent with our credit policy with respect to relevant subscribers.

Our estimates described above are based on our historical experience, subscriber creditability and collection trends. If circumstances change (e.g. due to factors including developments in our business and the external market environment), we may need to re-evaluate our policies on doubtful debts, and make additional provisions in the future.

5. Income Tax and Deferred Taxation

Income tax is provided for based on income before tax for statutory financial reporting purposes, adjusted for income and expense item that are not assessable or deductible for tax purposes and taking into consideration any preferential tax treatment to which we are entitled.

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

In the preparation of our financial statements, we estimated our income tax provision and deferred taxation in accordance with the prevailing tax rules and regulations, taking into account any special approvals obtained from relevant tax authorities and any preferential tax treatment to which we are entitled in each location or jurisdiction in which we operate. This process involves estimation made by us about our current tax exposure together with an assessment of temporary differences resulting from different treatment of items for tax and accounting purposes in order to determine the amount of tax provisions for the period. We believe that we have recorded adequate tax provisions based on our best estimates and assumptions. For the evaluation of temporary differences, we have assessed the likelihood that our deferred taxes could be deferred and recovered. Major deferred tax components include interests on loans from CCF joint ventures, loss arising from terminations of CCF arrangements, provisions for doubtful debts and write-down of inventory to net realizable value and additional depreciation deductible for tax purpose. Due to the effects of these temporary differences on income tax, we have recorded deferred tax assets amounting to RMB1.20 billion as of 31 December 2003. Deferred tax assets are recognized based on our estimates and assumptions that they will be recovered from taxable income from the continuing operations in the foreseeable future.

We believe we have recorded adequate current and deferred taxed based on prevailing tax rules and regulations and our current best estimates and assumptions. In the event that future tax rules and regulations or related circumstances change, adjustments to current and deferred taxes may be necessary.

The directors (the "Directors") of China Unicom Limited (the "Company") are pleased to present their report together with the audited financial statements of the Company and its subsidiaries (the "Group") for the year ended 31 December 2003.

Principal activities

The principal activities of the Company are investment holding and its subsidiaries are principally engaged in the provision of cellular, long distance, data, Internet and paging services in China.

Results and appropriation

The results of the Group for the year ended 31 December 2003 are set out on page 70 of the financial statements.

In view of the rapid growth in the Group's business and strong operating performance during 2003, the Board of Directors recommends the payment of a final dividend of RMB0.10 per ordinary share, totaling RMB1,255,317,207 for the year ended 31 December 2003.

Summary of financial Information

Please refer to the Financial Summary on pages 161 and 162 for the summary of the operating results, assets and liabilities of the Group for the five years ended 31 December 2003.

Loans

Please refer to Notes 27 and 28 to the financial statements for details of the bank loans of the Group as at 31 December 2003.

Capitalised Interest

Please refer to Note 9 to the financial statements for details of the Group's capitalised interest for the year ended 31 December 2003.

Property, plant and equipment

Please refer to Note 21 to the financial statements for changes in the property, plant and equipment of the Group and the Company for the year ended 31 December 2003.

Charge on assets

As of 31 December 2003, no property, plant and equipment was pledged to banks as loan security.

Reserves

Please refer to page 74 of the financial statements for the movements in the reserves of the Group and the Company for the year ended 31 December 2003.

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Donations
For the year ended 31 December 2003, the Group made charitable and other donations totaling RMB30,084,000.

Subsidiaries
Please refer to Note 25 to the financial statements for details of the Company's subsidiaries as at 31 December 2003.

Changes in shareholders' equity
Please refer to page 74 of the financial statements on the Statement of Changes in Shareholders' Equity.

Housing Benefits
Please refer to Note 13 to the financial statements for details of the housing benefits provided to employees of the Group.

Retirement Benefits
Please refer to Note 12 to the financial statements for details of the retirement benefits provided to employees of the Group.

Pre-emptive Rights
There are no provisions for pre-emptive rights in the articles of association of the Company (the "Articles of Association") requiring the Company to offer new shares to the existing shareholders in proportion to their shareholdings.

Major Suppliers and Customers
The Group's sales to its five largest customers did not exceed 30% of the Group's total turnover for the year ended 31 December 2003.

Purchases from the largest supplier for the year ended 31 December 2003 represented approximately 6% of the Group's total purchases. The total purchases attributable to the five largest suppliers of the Group for the year ended 31 December 2003 accounted for approximately 24% of the total purchases of the Group for the year 2003.

None of the Directors nor their respective associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") nor any shareholder of the Company (which to the knowledge of the Directors owns more than 5% of the Company's share capital) had any interests in the five largest suppliers of the Group for the year ended 31 December 2003.

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Connected Transactions

Please refer to Note 32(a) to the financial statements and the paragraph headed "Material Events" for a summary of the connected transactions entered into by members of the Group for the year ended 31 December 2003.

The independent non-executive Directors of the Company confirmed that all connected transactions referred to in Note 32(a), to which the Group was a party during 2003:

1. were entered into, and the agreements governing those transactions were entered into, by the Group in the ordinary and usual course of its business;

2. were entered into either (a) on normal commercial terms, or (b) if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms that are no less favourable than terms available to or from (as appropriate) independent third parties; and

3. were entered into in accordance with the relevant agreements governing such transactions on terms that are fair and reasonable and in the interests of our shareholders as a whole.

The independent non-executive Directors further confirm that:

1. the aggregate annual lease fee for the lease of CDMA capacity from Unicom New Horizon to CUCL ("CUCL CDMA Lease") did not exceed the maximum amount of RMB6.621 billion ("Cap A");

2. the aggregate annual lease fee for the lease of CDMA capacity from Unicom New Horizon to Unicom New Century ("UNC CDMA Lease") did not exceed the maximum amount of RMB1.500 billion ("Cap B");

3. the aggregate annual value of the rental charges for premises, equipment and facilities between CUCL and Unicom Group (the "Mutual Provision of Premises of CUCL") did not exceed the maximum amount of RMB100 million ("Cap C");

4. the aggregate annual value of the rental charges for premises leased from Unicom Group to Unicom New Century (the "Lease of Premises to UNC") did not exceed the maximum amount of RMB8 million ("Cap D"); and

5. the aggregate value of the CDMA mobile handset sales ("Sales of CDMA Mobile Handsets") from Unicom Guomai Communications Co. Ltd. to Unicom Group did not exceed the maximum amount of RMB240 million prescribed by agreement ("Cap E").

The auditors of the Group have reviewed the connected transactions and confirmed to the Directors that:

(a) the transactions have received the approval from the Directors;

(b) the transactions were entered into in accordance with the pricing policies as stipulated in the relevant agreements governing such transactions;

(c) the transactions were entered into in accordance with the terms of the relevant agreements governing such transactions; and

(d) the CUCL CDMA Lease, the UNC CDMA Lease, the Mutual Provision of Premises of CUCL, the Lease of Premises to UNC and the Sales of CDMA Mobile Handsets did not exceed Cap A, Cap B, Cap C, Cap D and Cap E respectively.

Share Capital

Please refer to Note 30 to the financial statements for details of the share capital of the Company for the year ended 31 December 2003.

Share option scheme

On 1 June 2000, the Company adopted a share option scheme (the "Share Option Scheme") for the purpose of providing incentives and rewards to employees who have made contributions to the development of the Company. The terms of the Share Option Scheme were amended on 13 May 2002 to comply with the requirements set out in the amended chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") which came into effect on 1 September 2001 and, following amendment, provides a more favourable scheme to attract and retain key personnel. Under the amended Share Option Scheme:

(i) share options may be granted to employees including executive directors of the Group and any of the non-executive directors;

(ii) any grant of share options to a Connected Person (as defined in the Listing Rules) of the Company must be approved by the independent non-executive directors of the Company (excluding any independent non-executive director of the Company who is the grantee of the options);

(iii) the maximum number of shares in respect of which options may be granted must not exceed 10% of the issued share capital of the Company as at 13 May 2002;

(iv) the option period commences on any day after the date on which an option is offered, but may not exceed 10 years from the offer date; and

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(v) the subscription price shall not be less than the higher of:

(a) the nominal value of the shares;

(b) the closing price of the shares on The Stock Exchange of Hong Kong Limited ("Stock Exchange") as stated in the Stock Exchange's quotation sheets on the offer date in respect of the options; and

(c) the average closing price of the shares on the Stock Exchange's quotation sheets for the five trading days immediately preceding the offer date.

Up to 31 December 2003, 146,930,800 share options had been granted and remain valid under the Share Option Scheme of the Company, of which 5,024,000 share options are being held by the directors. Please refer to the paragraph "Directors' Interests in and Rights to Acquire Shares" herein below for details.

All of the options granted and outstanding as at 31 December 2003 are governed by the amended terms of the Share Option Scheme as stated herein.

As of 31 December 2003, 176,000 options granted under the Share Option Scheme have been exercised.

Pre-global offering share option scheme

On 1 June 2000, the Company also adopted a pre-global offering share option scheme (the "Pre-Global Offering Share Option Scheme"). In order to synchronise the administration of the options granted under the Pre-Global Offering Share Option Scheme with the Share Option Scheme, the Pre-Global Offering Share Option Scheme was also amended on 13 May 2002. The amended terms of the Pre-Global Offering Share Option Scheme are substantially the same as the Share Option Scheme stated above except that:

(i) The price of a share payable upon the exercise of an option shall be HK$15.42 (excluding the brokerage fee and Stock Exchange transaction levy);

(ii) The period during which an option may be exercised commenced two years from the date of grant of the options and ends 10 years from 22 June 2000; and

(iii) No further options can be granted under the scheme.

Up to 31 December 2003, 25,436,600 share options had been granted and remain valid under the Pre-Global Offering Share Option Scheme of the Company, of which 1,085,000 options are being held by the directors. Please refer to the paragraph "Directors' Rights to Acquire Shares" herein below for details.

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All of the options granted and outstanding as at 31 December 2003 are governed by the amended terms of the Pre-Global Offering Share Option Scheme as stated herein.

Up to 31 December 2003, no options granted under the Pre-Global Offering Share Option Scheme have been exercised.

Financial impact and valuation of share options granted

The financial impact of share options granted is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recorded in the income statement account or balance sheet for their cost. Upon the exercise of the share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company in the share premium account. Options which are cancelled prior to their exercise date are deleted from the register of outstanding options.

In respect of the disclosure of the value of options granted, please refer to the section headed "Supplemental Financial Information for North American Shareholders" on page 160.

Please also refer to Note 31 to the financial statements for an additional description of the respective share option schemes.

Purchase, Sale or redemption of Shares

For the year ended 31 December 2003, neither the Company nor its subsidiaries has purchased, sold or redeemed any of the Company's listed shares.

Substantial Interests and Short Postions in the Share Capital of the Company

The following table sets out the interests and short positions of every person, other than a Director or chief executive of the Company, in the shares or underlying shares of the Company as recorded in the register required to be kept under section 336 of the Securities and Futures Ordinance (the "Ordinance") as at 31 December 2003:

	Ordinary shares		Percentage of Total issued
	Held directly	Held Indirectly	Shares
(i) China United Telecommunications Corporation ("Unicom Group")	–	9,725,000,020	77.47%
(ii) China United Telecommunications Corporation Limited ("A Share Company")	–	9,725,000,020	77.47%
(iii) China Unicom (BVI) Limited ("China Unicom (BVI)")	9,725,000,020	–	77.47%

Note: Because of the fact that Unicom Group and A Share Company directly or indirectly control one-third or more of the voting rights in the shareholders' meetings of China Unicom (BVI), in accordance with the Ordinance, the interests of China Unicom (BVI) are deemed to be, and have therefore been included in, the interests of Unicom Group and A Share Company.

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Apart from the foregoing, as at 31 December 2003 no person or corporation had any interest or short position in the shares or underlying shares in the Company as recorded in the register required to be kept under section 336 of the Ordinance.

Please also refer to Note 30 to the financial statements for the shareholding position of the Company's shares as at 31 December 2003.

Directors and Senior Management of the Company

The following table sets forth certain information concerning the Directors and senior management of the Company.

Name	Position in the Company	Appointment Date	Re-appointment Date
Yang Xian Zu *	Executive Director	20 April 2000	
	Chairman, Chief Executive Director	28 May 2000	
Wang Jianzhou	Executive Director	20 April 2000	13 May 2002
	President	28 May 2000	
	Chairman, Chief Executive Director	28 August 2003	
Shi Cuiming *	Executive Director	20 April 2000	21 June 2001 &
	Executive Vice President	28 May 2000	12 May 2003
Tong Jilu	Executive Director & Chief Executive Officer	1 February 2004	
Zhao Le	Executive Director & Vice President	1 February 2004	
Lo Wing Yan, William	Executive Director & Vice President	8 July 2002	12 May 2003
Ye Fengping	Executive Director & Vice President	2 January 2003	12 May 2003
Ge Lei *	Non-Executive Director	20 April 2000	21 June 2001 &
			12 May 2003
Lee Hon Chiu	Independent Non-Executive Director	20 April 2000	13 May 2002
Wu Jinglian	Independent Non-Executive Director	20 April 2000	13 May 2002
Craig O. McCaw	Independent Non-Executive Director	24 May 2000	12 May 2003
C. James Judson	Alternate Director to Craig O. McCaw	14 March 2001	
Shan Weijian	Independent Non-Executive Director	12 May 2003	
Liu Yunjie *	Non-Executive Director	1 February 2004	

* *Mr. Yang Xian Zu resigned as Executive Director, Chairman and Chief Executive Officer on 28 August 2003, Mr. Shi Cuiming resigned as Executive Director and Executive Vice President on 1 February 2004, Mr. Ge Lei resigned as Non-Executive Directors on 1 February 2004, and Mr. Liu Yunjie resigned as Vice President on 1 February 2004 and he had been appointed as Non-Executive Director with effect from the same date.*

In accordance with Article 101 of the Articles of Association, newly appointed directors, Messrs Tong Jilu, Zhao Le and Liu Yunjie are due to retire at the forthcoming annual general meeting of the Company and all retiring directors being eligible will offer themselves for re-election.

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In accordance with Article 97 of the Articles of Association, Messrs Lee Hon Chiu, Wu Jinglian, Lo Wing Yan, William and Ye Fengping (decided after a lot), are due to retire at the forthcoming annual general meeting of the Company and, except Mr. Lee Hon Chiu, all retiring directors being eligible will offer themselves for re-election.

In addition, a resolution will be submitted by the Board of Directors at the forthcoming annual general meeting of the Company to elect Mr. Cheung Wing Lam, Linus as a new independent non-executive director of the Company, who shall serve as a member of the Audit Committee and the Remuneration Committee of the Board of Directors upon his appointment as a director of the Company.

Directors' Interests and Short Positions in Shares

As at 31 December 2003, the interests and short positions of the Directors and the chief executive of the Company in any shares, underlying shares or debentures of the Company or any of its associated corporations (as defined in the Securities and Futures Ordinance (the "Ordinance")) as recorded in the register required to be kept under section 352 of the Ordinance or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

As at 31 December 2003, the following Director held the following number of shares in the Company:

Name of Director	Personal Interest
Shi Cuiming*	30,000 Ordinary Shares

* *Mr. Shi Cuiming resigned as Executive Director and Executive Vice President on 1 February 2004.*

As at 31 December 2003, the following Directors and chief executive of the Company held the following share options under the Pre-Global Offering Share Option Scheme and the Share Option Scheme:

Name of Director	No. of Options Granted Before the period[1]	No. of Options Granted During the period[1]	No. of Options Exercised During the period	No. of Options Outstanding at the end of the period
Wang Jianzhou	816,200	420,000	–	1,236,200
Shi Cuiming[2]	792,200	396,000	–	1,188,200
Lo Wing Yan William	–	292,000	–	292,000
Ye Fengping	268,000	204,000	–	472,000
Ge Lei[2]	584,600	292,000	–	876,600
Lee Hon Chiu	292,000	292,000	–	584,000
Wu Jinglian	292,000	292,000	–	584,000
Craig O. McCaw	292,000	292,000	–	584,000
Shan Weijian	–	292,000	–	292,000

1 *Each option gives the holder the right to subscribe for one share.*
2 *Mr. Shi Cuiming resigned as Executive Director and Executive Vice President on 1 February 2004, and Mr. Ge Lei resigned as Non-Executive Directors on 1 February 2004.*

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Apart from the foregoing, at no time during the year was the Company, or any of its holding companies or subsidiaries, a party to any arrangement to enable the Directors or any of their spouses or children under eighteen years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Furthermore, apart from the foregoing, as at 31 December 2003, none of the Directors or chief executive of the Company had any personal, family, corporate or other interests or short positions in any shares, underlying shares or debentures in the Company or any of its associated corporations as defined in the Ordinance.

Directors' Interests in Contracts and Service Contracts

Each of the existing executive Directors has entered into a service contract with the Company for a term of three years.

Save for the service contracts mentioned above, as at 31 December 2003, the Directors did not have any material interests, whether directly or indirectly, in any contracts of significance entered into by the Company.

None of those Directors proposed for re-election at the forthcoming annual general meeting has an unexpired service contract which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

Emoluments of the Directors and Senior Management

Please refer to Note 11 to the financial statements for details of the emoluments of the Directors and senior management of the Company.

Material Events (Acquisition and Sale)

On 20 November 2003, the Company entered into a conditional agreement for sale and purchase with China Unicom (BVI) Limited in relation to the acquisition of the businesses, assets and liabilities (including the GSM assets and business and the CDMA business) relating to telecommunications services in Shanxi, Hunan, Hainan, Yunnan, Gansu and Qinghai provinces and the Inner Mongolia, Ningxia Hui and Xizang autonomous regions in the PRC from Unicom Group indirectly through the acquisition of the entire issued capital of Unicom New World (BVI) Limited (the "Acquisition").

On the same day, the Company entered into a conditional agreement for sale and purchase with Unicom A Share Company in relation to the sale of entire equity interests of Guoxin Paging Corporation Limited to Unicom Group (the "Sale") (via intermediary holding company, China Unicom Corporation Limited).

The Acquisition and the Sale constitute connected transactions for the Company under the Listing Rules, pursuant to which an independent board committee consisting of all independent directors formed by the Board together with the appointed independent financial advisers had reviewed the Acquisition and Sale and confirmed the terms of the transaction to be fair and reasonable and recommended to shareholders to vote for the approval of the Acquisition and Sale at the extraordinary general meeting held on 22 December 2003 whereby such shareholders' approval was obtained. The Acquisition and the Sale were effective on 31 December 2003.

Compliance with Code of Best Practice

The Company has complied throughout the year of 2003 with the Code of Best Practice as set out by the Stock Exchange in Appendix 14 to the Listing Rules except that the non-executive Directors were not appointed for a specific term but are subject to retirement by rotation and re-election at the Company's annual general meeting in accordance with the Articles of Association.

Material Legal Proceedings

For the year ended 31 December 2003, the Company was not involved in any material litigation or arbitration and no material litigation or claims was pending or threatened or made against the Company as far as the Company is aware.

Auditors

PricewaterhouseCoopers were appointed as the auditors of the Company for the year ended 31 December 2003 and have audited the accompanying financial statements. A resolution will be submitted by the Board of Directors at the forthcoming annual general meeting of the Company to re-appoint PricewaterhouseCoopers as the Company's auditors for the year ending 31 December 2004.

By Order of the Board

Wang Jianzhou
Chairman and Chief Executive Officer

Hong Kong, 25 March 2004

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of China Unicom Limited will be held on 12 May 2004 at 10:00 a.m. at Atrium Room, Level 39, Island Shangri-la Hotel, Two Pacific Place, Supreme Court Road, Queensway, Hong Kong for the following purposes:

As Ordinary Business:

1. To receive and consider the financial statements and the Reports of the Directors and of the Auditors for the year ended 31 December 2003.

2. To declare a final dividend for the year ended 31 December 2003.

3. To elect and re-elect the Directors and to authorise the Directors to fix their remuneration for the year ending 31 December 2004.

4. To re-appoint Auditors, and to authorise the Directors to fix their fees for the year ending 31 December 2004.

As Special Business, to consider and, if thought fit, to amend the Company's Articles of Association by passing the following Resolution as a Special Resolution:

Special Resolution

5. "**THAT** the Articles of Association of the Company be and are hereby amended as follows:-

(a) in Article 2(a) (relating to interpretation):

(i) by adding, immediately before the definition of "Auditors" in that Article, the following new definition:

"**associate** in relation to any Director, has the meaning ascribed to it under the Listing Rules;";

(ii) by deleting the words "section 2 of the Securities and Futures (Clearing Houses) Ordinance" in the 2nd line of the definition of "Clearing House" in that Article and replacing them with the words "Schedule 1 to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)";

(iii) by adding, immediately before the definition of "month" in that Article, the following new definition:

"**Listing Rules** means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;"; and

(iv) by deleting the definition of "in writing and written" in that Article in its entirety and replacing it with the following:

"**in writing** and **written** shall include printing, lithograph, xerography, photography or other modes of representing or reproducing words in a permanent visible form or, to the extent permitted by and in accordance with the Ordinance and any other applicable laws, rules and regulations, any visible substitute for writing (including a communication sent by electronic transmission in any form through any medium), or modes of representing or reproducing words partly in one visible form and partly in another visible form.";

(b) in Article 69(a) (relating to voting), by adding, immediately after the words "shall be decided on a show of hands unless" in the 1st and 2nd line of that Article, the words "a poll is required under the Listing Rules or";

(c) in Article 69(b) (relating to voting), by adding, immediately after the words "Unless a poll is" in the 1st line of that Article, the words "so required or";

(d) in Article 70 (relating to voting), by replacing the second, third and last sentence of that Article with the following: "If a poll is required or demanded in the manner above mentioned it shall (subject to the provisions of Article 72 hereof) be taken at such time (being not later than thirty days after the date of the meeting at which the poll was required or demanded) and in such manner (including the use of ballot or voting papers or tickets) as the Chairman of the meeting may appoint. No notice need be given of a poll not taken immediately. The result of such poll shall be deemed for all purposes to be the resolution of the meeting at which the poll was so required or demanded.";

(e) in Article 78 (relating to votes of members), by adding, immediately after that Article, the following:

"78A. Where any member is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.";

(f) in Article 81 (relating to proxies), by adding, immediately after the words "except at an adjourned meeting or on a poll" in the 8th and 9th line of that Article, the words "required or";

(g) in Article 97 (relating to appointment and removal of directors), by deleting the words "not less than" in the 10th line of that Article and replacing them with the following: "during a period of not less than seven (7) days commencing no earlier than the day after the dispatch of the notice of the meeting appointed for such election and ending no later than";

(h) in Article 100 (relating to appointment and removal of directors), by deleting the word "special" in the 1st line of that Article and replacing it with the word "ordinary";

(i) in Article 104 (relating to alternate directors):

(i) by deleting the sentence "Any Director of the Company who is appointed an alternate director shall be considered as two Directors for the purpose of making a quorum of Directors." in the 16th and 17th line of that Article; and

(ii) by deleting the sentence "A Director shall not be liable for the acts or defaults of any alternate Director appointed by him." in the 20th and 21st line of that Article and replacing it with the following:

"Every person acting as an alternate Director shall be deemed to be the agent of and for the Director appointing him and shall, without prejudice to any liability which he may cause to his appointor under the Ordinance or otherwise, be responsible to the Company for his own acts and defaults.";

(j) in Article 105(g) (relating to disqualification of directors), by deleting the words "a special" in that Article and replacing them with the words "an ordinary";

(k) in Article 106 (relating to directors' interests), by deleting the first and second sentence of that Article and replacing them with the following:

"If a Director or any of his associates is in any way, whether directly or indirectly, interested in a contract, transaction or arrangement or proposed contract, transaction or arrangement with the Company, the Director shall declare the nature of his interest or the interest of any of his associates at the earliest meeting of the Board at which it is practicable for him so to do notwithstanding that the question of entering into the contract, transaction or arrangement is not taken into consideration at that meeting. A general notice given to the Board by a Director stating that, by reason of facts specified in the notice, he or any of his associates is to be regarded as interested in a contract, transaction or arrangement of any description which may subsequently be made by the Company, that notice shall be a sufficient declaration of his interest or the interest of such of his associates, so far as attributable to those facts, in relation to any contract, transaction or arrangement of that description which may subsequently be made by the Company; but no such general notice shall have effect in relation to any contract, transaction or arrangement unless it is given before the date on which the question of entering into the contract, transaction or arrangement is first taken into consideration on behalf of the Company.";

(l) in Article 108 (relating to directors' interests), by deleting that Article in its entirety and replacing it with the following:

"108. A Director shall not vote (nor shall he be counted in the quorum) on any resolution of the Board approving any contract or arrangement or proposal in which he or any of his associates is to his knowledge materially interested, and if he shall do so his vote shall not be counted (nor shall he be counted in the quorum for that resolution), but this prohibition shall not apply to any of the following matters, namely:

(i) any contract or arrangement for the giving by the Company of any security or indemnity to the Director or any of his associates in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries;

(ii) any contract or arrangement for the giving by the Company of any security to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or any of his associates has assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(iii) any proposal concerning an offer of the shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or any of his associates is or is to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iv) any contract or arrangement in which the Director or any of his associates is interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his or their interest in shares or debentures or other securities of the Company;

(v) any proposal concerning any other company in which the Director or any of his associates is interested only, whether directly or indirectly, as an officer or a shareholder or in which the Director or any of his associates is beneficially interested in shares of that company other than a company in which the Director and any of his associates are in aggregate beneficially interested in five per cent. or more of the issued shares of any class of the equity share capital of such company (or of any third company through which such interest is derived) or of the voting rights (excluding for the purpose of calculating such five per cent. interest any indirect interest of such Director or any of his associates by virtue of an interest of the Company in such company);

(vi) any proposal or arrangement for the benefit of employees of the Company or its subsidiaries including the adoption, modification or operation of a pension fund or retirement, death or disability benefit scheme which relates to Directors, their associates and employees of the Company or of any of its subsidiaries and does not give in respect of any such Director or any of his associates any privilege or advantage not generally accorded to the class of persons to whom such scheme or fund relates;

(vii) any proposal or arrangement concerning the adoption, modification or operation of any employees' share scheme involving the issue or grant of options over shares or other securities by the Company to, or for the benefit of, the employees of the Company or its subsidiaries under which the Director or any of his associates may benefit.

If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the Chairman of the meeting) or any of his associates or as to the entitlement of any Director (other than such Chairman) to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the Chairman of the meeting and his ruling in relation to such other Director or any of his associates shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned or any of his associates as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the Chairman of the meeting or any of his associates such question shall be decided by a resolution of the Board (for which purpose such Chairman shall not be counted in the quorum and shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such Chairman or any of his associates as known to such chairman has not been fairly disclosed to the Board.";

(m) in Articles 143 and 144 (relating to accounts and auditors), by deleting those Articles in their entirety and replacing them with the following:

"143 (A) The Directors shall, from time to time, in accordance with the Ordinance, cause to be prepared and to be laid before its annual general meeting the relevant financial documents required by the Ordinance. The Directors may also cause to be prepared a summary financial report if they think fit, which may be provided to members and/or debenture holders instead of the relevant financial documents in circumstances permitted by the Ordinance, the Listing Rules and any other applicable laws, rules and regulations.

(B) Subject to paragraph (C) below, a copy of the relevant financial documents or the summary financial report shall, not less than 21 days before the meeting, be delivered or sent by post to the registered address of every member and debenture holder of the Company, or in the case of a joint holding to the member or debenture holder (as the case may be) whose name stands first in the appropriate Register in respect of the joint holding. No accidental non-compliance with the provisions of this Article shall invalidate the proceedings at the meeting.

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(C) Where a member or debenture holder of the Company has, in accordance with the Ordinance, the Listing Rules and any other applicable laws, rules and regulations, consented to treat the publication of the relevant financial documents and/or the summary financial report on the Company's computer network as discharging the Company's obligation under the Ordinance to send a copy of the relevant financial documents and/or the summary financial report, then subject to compliance with the Ordinance, the Listing Rules and any other applicable laws, rules and regulations, publication by the Company on the Company's computer network of the relevant financial documents and/or the summary financial report at least 21 days before the date of the meeting shall, in relation to each such member or debenture holder of the Company, be deemed to discharge the Company's obligations under paragraph (B) above.

144. For the purpose of Article 143, "relevant financial documents" and "summary financial report" shall have the meaning ascribed to them in the Ordinance.";

(n) in Articles 148 and 149 (relating to notices), by deleting those Articles in their entirety and replacing them with the following:

"148 Any notice or document to be given or issued under these Articles shall be in writing, except that any such notice or document to be given or issued by or on behalf of the Company under these Articles (including any "corporate communication" within the meaning ascribed thereto in the Listing Rules) shall be in writing which may or may not be in a transitory form and may be recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form (including an electronic communication and publication on a computer network) whether having physical substance or not and may be served or delivered by the Company by any of the following means subject to and to such extent permitted by and in accordance with the Ordinance, the Listing Rules and any other applicable laws, rules and regulations:

(i) personally;

(ii) by sending it through the post in a properly prepaid letter, envelope or wrapper addressed to a member at his registered address as appearing in the Register or in the case of another entitled person, to such address as he may provide;

(iii) by delivering or leaving it at such address as aforesaid;

(iv) by advertisement in an English language newspaper and a Chinese language newspaper in Hong Kong in accordance with the Listing Rules;

(v) by transmitting it as an electronic communication to the entitled person at such electronic address as he may have provided; or

(vi) by publishing it on a computer network.

149. Any notice or document (including any "corporate communication" within the meaning ascribed thereto in the Listing Rules) given or issued by or on behalf of the Company:

(i) if sent by post, shall be deemed to have been served on the day following that on which the envelope or wrapper containing the same is put into a post office situated within Hong Kong and in proving such service it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly prepaid, addressed and put into such post office (airmail if posted from Hong Kong to an address outside Hong Kong) and a certificate in writing signed by the Secretary or other person appointed by the Board that the envelope or wrapper containing the notice or document was so properly prepaid, addressed and put into such post office shall be conclusive evidence thereof;

(ii) if not sent by post but delivered or left at a registered address by the Company, shall be deemed to have been served on the day it was so delivered or left;

(iii) if published by way of a newspaper advertisement, shall be deemed to have been served on the date on which it is advertised in one English language newspaper and one Chinese language newspaper in Hong Kong;

(iv) if sent as an electronic communication, shall be deemed to have been served at the time when the notice or document is transmitted electronically provided that no notification that the electronic communication has not reached its recipient has been received by the sender, except that any failure in transmission beyond the sender's control shall not invalidate the effectiveness of the notice or document being served; and

(v) if published on the Company's computer network, shall be deemed to have been served on the day on which the notice or document is published on the Company's computer network to which the entitled person may have access.

149A. Subject to any applicable laws, rules and regulations, any notice or document, including but not limited to the documents referred to in Article 143 and any "corporate communication" within the meaning ascribed thereto in the Listing Rules, may be given in the English language only, in the Chinese language only or in both the English language and the Chinese language.

149B. For the purpose of Article 148 and 149, the expression "entitled person" shall have the meaning ascribed to it in the Ordinance.";

(o) in Article 151 (relating to notices), by deleting the words "delivered or sent by mail to, or left at the registered address of, any member, in pursuance of these Articles," in the 1st and 2nd line of that Article and replacing them with the words "served in accordance with these Articles"; and

(p) in Article 153 (relating to notices), by deleting the words "written or printed" in that Article and replacing them with the words "written, typed, printed or made electronically"."

And as Special Business, to consider and, if thought fit, to pass the following resolutions as ordinary resolutions:

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Ordinary Resolutions

6. "**THAT**:

   (a) subject to paragraphs (b) and (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares of HK$0.10 each in the capital of the Company including any form of depositary receipts representing the right to receive such shares ("Shares") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange in accordance with all applicable laws including the Hong Kong Code on Share Repurchases and the Rules Governing the Listing of Securities on the Stock Exchange as amended from time to time be and is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of Shares which may be purchased or agreed conditionally or unconditionally to be purchased by the Directors pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

   (c) for the purpose of this Resolution:

   "**Relevant Period**" means the period from the passing of this Resolution until the earlier of:

   (i) the conclusion of the next annual general meeting of the Company;

   (ii) the expiry of the period within which the next annual general meeting of the Company is required by the Company's articles of association (the "Articles of Association") or the Companies Ordinance to be held; and

   (iii) the revocation or variation of the authority given to the Directors under this Resolution by ordinary resolution of the Company's shareholders in general meeting."

7. "**THAT**:

   (a) subject to paragraph (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional Shares and to make or grant offers, agreements and options which might require the exercise of such powers be and are hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of options granted under any share option scheme adopted by the Company or (iii) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Articles of Association, shall not exceed the aggregate of (aa) 20 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, plus (bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the aggregate nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum amount equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution), and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"**Relevant Period**" means the period from the passing of this Resolution until the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Articles of Association or the Companies Ordinance to be held; and

(iii) the revocation or variation of the authority given to the Directors under this Resolution by ordinary resolution of the Company's shareholders in general meeting; and

"**Rights Issue**" means an offer of shares open for a period fixed by the Directors to holders of Shares on the register of members on a fixed record date in proportion to their then holdings of such Shares on such record date (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly."

8. "**THAT** the Directors be and are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of Resolution 7 in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

By order of the Board

Yee Foo Hei
Company Secretary

Hong Kong, 25 March 2004

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Notes:

1. Any member entitled to attend and vote at the above meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

2. In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company's registered office at 75/F., The Center, 99 Queen's Road Central, Hong Kong at least 48 hours before the time for holding the above Meeting. Completion and return of a form of proxy will not preclude a member from attending and voting in person if he is subsequently able to be present.

3. The Directors have recommended a final dividend for the year ended 31 December 2003 of RMB0.10 per share and subject to the passing of the Resolution 2 above, the dividend is expected to be paid in Hong Kong dollars on or about 5 June 2004 to those shareholders whose names appear on the Company's register of shareholders on 5 May 2004.

4. The Register of the shareholders will be closed on 6 May 2004 and 7 May 2004, during which dates no transfer of shares in the Company will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant certificates must be lodged with the Company's Share Registrar, Hong Kong Registrars Limited at Rooms 1901-05, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on 5 May 2004.

5. The Companies Ordinance (Chapter 32of the Laws of Hong Kong) (the "Companies Ordinance") has recently been amended by the Companies (Amendment) Ordinance 2003 and the amendments came into operation on 13 February 2004. On 31 January 2004, The Stock Exchange of Hong Kong Limited (the "Stock Exchange") announced amendments to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") which include, among other things, amendments to Appendix 3 to the Listing Rules that will come into effect on 31 March 2004. Appendix 3 to the Listing Rules sets out the provisions to which a listed company's articles of association should conform. The Companies Ordinance and the Listing Rules had also been amended in 2002 to allow companies greater flexibility in choosing the format and medium of their corporate communications with shareholders.

   In order to make the Company's Articles of Association consistent with the amended Companies Ordinance and the amended Listing Rules and to take advantage of the flexibility given to the Company in choosing the format and medium of its corporate communications with shareholders, a special resolution to modify various Articles in the Company's Articles of Association is proposed under agenda item No. (5). The background for the proposed amendments to the following Articles is set out below:

(a) Article 2(a) - definition of "Clearing House"	To reflect the change in the reference to the Securities and Futures Ordinance (the "SFO"). The Securities and Futures (Clearing House) Ordinance was repealed upon the commencement of the SFO on 1 April 2003. Any recognised clearing house under the repealed Ordinance shall be deemed to have been recognised as a clearing house under the SFO.
(b) Article 2(a) - definition of "associate" and "Listing Rules"	To accord to the term "associate", when used in the Company's Articles of Association, the meaning ascribed to it in the Listing Rules.
(c) Article 2(a) - definition of "in writing and written"	To widen the definition of "in writing and written" so as to allow corporate communications to be made in printed as well as other forms, including electronic form.
(d) Articles 69, 70 and 81	To reflect the requirement of voting by poll in certain circumstances prescribed by the amended Listing Rules.
(e) Article 78	To reflect the restriction on voting by members as required by the amended Appendix 3 to the Listing Rules.
(f) Article 97	To be consistent with the amended Appendix 3 to the Listing Rules which requires there to be a minimum period during which notice may be given by a person other than a Director to propose a person for election as a Director (and during which notice is also given by such person of his willingness to be elected). This minimum period must be fixed for at least seven days and should commence no earlier than the day after the despatch of the notice of the meeting appointed for such election and end no later than seven days prior to the date of such meeting.
(g) Articles 100 and 105(g)	To be consistent with the amended Companies Ordinance that removal of any Director before the expiration of his period of office can be made by Ordinary Resolution instead of Special Resolution. That is to say, such a resolution will be carried by a simple majority of votes cast in favour of the resolution at that meeting.
(h) Article 104	To (1) clarify that any Director who is appointed an alternate director may not count as two Directors for quorum purposes; and (2) be consistent with the recommendations in the amended Companies Ordinance that an alternate director shall be deemed to be the agent of the Director who appoints him and that the Director appointing an alternate director shall be vicariously liable for the acts of his alternate.
(i) Articles 106 and 108	To be consistent with the provisions of the amended Appendix 3 to the Listing Rules so that (1) a Director is required to declare his and his associates' interest in any contract, transaction or arrangement with the Company or any related proposal; and (2) subject to certain exceptions, a Director is not allowed to vote on any resolution of the Board approving any contract, transaction or arrangement or any related proposal in which he or any of his associates has a material interest nor shall he be counted in the quorum present at the meeting.
(j) Articles 143 and 144	To allow the Company to distribute summary financial reports, if published, to shareholders who have given their consent to receive summary financial reports in place of the full set of the annual report and accounts, in printed form or through the Company's computer network.
(k) Articles 148, 149, 151 and 153	To allow the Company, subject to the consent of the relevant recipient, to (1) send or otherwise make available corporate communications to shareholders through electronic means; and (2) send or otherwise make available notices and documents (including corporate communications) to shareholders in English only or in Chinese only or in both English and Chinese.

6. In relation to the Ordinary Resolution set out in item 6 of the Notice, the Directors wish to state that they will exercise the powers conferred thereby to repurchase Shares in circumstances which they deem appropriate or for the benefit of the shareholders. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own Shares, as required by the Listing Rules, will be set out in a separate letter from the Company to be enclosed with the 2003 annual report.

TO THE SHAREHOLDERS OF CHINA UNICOM LIMITED
(Incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 70 to 136 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors
The Hong Kong Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion
We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as of 31 December 2003 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 25 March 2004

72

Consolidated Income Statement

For the year ended 31 December 2003

(Expressed in thousands of Renminbi ("RMB"), except per share data)	Note	2003	2002 As restated (Note 3 (a))
Operating revenue (Turnover):			
GSM Business	6, 32, 35	40,303,611	27,387,925
CDMA Business	3(f), 6, 20(a), 23, 32, 35	16,623,518	3,225,347
Data and Internet Business	6, 32, 35	3,437,083	2,793,039
Long Distance Business	6, 32, 35	2,273,148	2,765,723
Paging Business	6, 32, 35	1,403,053	2,161,188
Total service revenue		64,040,413	38,333,222
Sales of telecommunications products	6, 32, 35	3,595,912	2,243,303
Total operating revenue	6, 35	67,636,325	40,576,525
Operating expenses:			
Leased lines and network capacities	7, 8, 32	(4,320,382)	(1,583,255)
Interconnection charges	8, 32	(5,920,793)	(3,229,640)
Depreciation and amortisation	7	(16,385,293)	(11,255,724)
Personnel	7, 8, 12, 13	(4,574,546)	(3,335,218)
Selling and marketing	7, 20(a), 23, 32	(15,156,835)	(5,980,948)
General, administrative and other expenses	7, 8, 32	(9,112,385)	(5,631,850)
Cost of telecommunications products sold	32	(3,652,045)	(2,236,206)
Total operating expenses		(59,122,279)	(33,252,841)
Operating profit		8,514,046	7,323,684
Loss on sale of discontinued operation (Guoxin Paging)	5	(663,279)	–
		7,850,767	7,323,684
Interest income	7	173,033	470,282
Finance costs	9	(1,936,022)	(1,474,441)
Other income (expense), net	10	8,071	(16,359)
Profit before taxation	7	6,095,849	6,303,166
Taxation	3(a), 14	(1,888,381)	(1,720,205)
Profit after taxation		4,207,468	4,582,961
Minority interests		9,629	15,252
Profit attributable to shareholders	15	4,217,097	4,598,213
Proposed final dividend	15	1,255,317	1,255,300
Dividend paid	15	1,255,300	–
Basic earnings per share (RMB)	16	0.336	0.366
Diluted earnings per share (RMB)	16	0.336	0.366
Number of shares outstanding for basic earnings (in thousands)	16	12,553,010	12,552,996
Number of shares outstanding for diluted earnings (in thousands)	16	12,568,683	12,552,996
Basic earnings per ADS (RMB)	16	3.359	3.663
Diluted earnings per ADS (RMB)	16	3.355	3.663
Number of ADS outstanding for basic earnings (in thousands)	16	1,255,301	1,255,300
Number of ADS outstanding for diluted earnings (in thousands)	16	1,256,869	1,255,300

As of 31 December 2003

(Expressed in thousands of RMB)	Note	2003	2002 As restated
Non-current assets:			
Property, plant and equipment, net	21	118,104,848	107,486,629
Goodwill	3(a), 22	3,315,468	2,285,771
Other assets	23	5,849,430	7,018,223
Deferred tax assets	14	324,900	826,568
Investment securities	24	–	105,648
Investment in associated companies		–	3,814
Total non-current assets		127,594,646	117,726,653
Current assets:			
Current portion of deferred tax assets	3(a), 14	873,849	988,666
Amounts due from related parties	32(b)	263,414	1,137,847
Amounts due from domestic carriers	34(b)	184,613	211,462
Prepayments and other current assets	20	3,147,777	2,573,764
Inventories	19	2,169,354	3,229,903
Accounts receivable, net	18	5,471,547	4,327,268
Trading securities	17	–	173,939
Short-term bank deposits		912,794	4,825,205
Bank balances and cash	4(b)(i), 28(a)(iii)	9,219,936	14,433,498
Total current assets		22,243,284	31,901,552
Current liabilities:			
Dividend payable		–	8,448
Payables and accrued liabilities	26	17,098,420	19,811,961
Amounts due to Unicom Group	32(c)	432,047	562,633
Amounts due to related parties	32(b)	108,891	409,663
Amounts due to domestic carriers	34(b)	778,841	1,123,580
Current portion of obligations under finance leases	29, 34(b)	25,435	16,793
Current portion of long-term bank loans	28	7,197,877	5,459,505
Taxes payable		623,857	1,106,006
Advances from customers		6,666,086	6,240,225
Short-term loans from Unicom Group	32(d)	–	724,127
Short-term bank loans	27	10,975,199	9,146,500
Total current liabilities		43,906,653	44,609,441
Net current liabilities		(21,663,369)	(12,707,889)
Total assets less current liabilities		105,931,277	105,018,764

74

(Expressed in thousands of RMB)	Note	2003	2002 As restated
Financed by:			
Shareholders' equity:			
Share capital	30	1,331,390	1,331,371
Share premium		52,483,266	52,482,127
Reserves	15(a)	1,719,331	1,300,065
Retained profits:			
Proposed final dividend	15(b)	1,255,317	1,255,300
Others	3(a)	12,826,186	10,283,672
Shareholders' equity		69,615,490	66,652,535
Minority interests		–	566,257
Non-current liabilities:			
Long-term bank loans	28	36,212,791	37,686,162
Obligations under finance leases	29, 34(b)	99,719	101,302
Other long-term liabilities		3,277	12,508
Total non-current liabilities		36,315,787	37,799,972
		105,931,277	105,018,764

Approved by the Board of Directors on 25 March 2004 and signed on behalf of the Board by:

Wang Jianzhou
Director

Tong Jilu
Director

75

Balance Sheet

As of 31 December 2003

(Expressed in thousands of RMB)	Note	2003	2002
Non-current assets:			
Property, plant and equipment, net	21	53,021	6,447
Investment in subsidiaries	25	55,241,000	45,564,109
Long-term loan to a subsidiary	28(b)	5,793,690	–
Total non-current assets		61,087,711	45,570,556
Current assets:			
Amounts due from Unicom Group		179	131
Prepayments and other current assets	20	28,332	42,561
Short-term bank deposits		620,046	4,613,357
Bank balances and cash		585,471	7,577,845
Total current assets		1,234,028	12,233,894
Current liabilities:			
Payables and accrued liabilities	26	60,321	91,881
Amounts due to a subsidiary		75,843	44,888
Total current liabilities		136,164	136,769
Net current assets		1,097,864	12,097,125
Total assets less current liabilities		62,185,575	57,667,681
Financed by:			
Shareholders' equity:			
Share capital	30	1,331,390	1,331,371
Share premium		52,483,266	52,482,127
Retained profits:			
Proposed final dividend	15(b)	1,255,317	1,255,300
Others		1,321,912	2,598,883
Shareholders' equity		56,391,885	57,667,681
Non-current liabilities:			
Long-term bank loans	28(b)	5,793,690	–
Total non-current liabilities		5,793,690	–
		62,185,575	57,667,681

Approved by the Board of Directors on 25 March 2004 and signed on behalf of the Board by:

Wang Jianzhou
Director

Tong Jilu
Director

76

For the year ended 31 December 2003

(Expressed in thousands of RMB)	The Group					
	Share capital	Share premium	Revaluation reserve	Statutory reserve	Retained profits	Total
Balance at 1 January 2002, as previously reported	1,331,371	52,482,127	176,853	649,433	7,041,379	61,681,163
Change in accounting policy:						
– Additional provision for deferred tax assets (Note 3(a))	–	–	–	–	373,159	373,159
– To adjust for statutory reserve due to the change in accounting policy (Note 15(a))	–	–	–	37,316	(37,316)	–
Balance at 1 January 2002, as restated	1,331,371	52,482,127	176,853	686,749	7,377,222	62,054,322
Profit for the year, as restated (Note 3(a))	–	–	–	–	4,598,213	4,598,213
Appropriation to statutory reserve, as restated (Note 15(a))	–	–	–	436,463	(436,463)	–
Balance at 31 December 2002, as restated	1,331,371	52,482,127	176,853	1,123,212	11,538,972	66,652,535
Dividends (Note 15(b))	–	–	–	–	(1,255,300)	(1,255,300)
Exercise of share options (Note 31(e))	19	1,139	–	–	–	1,158
Profit for the year	–	–	–	–	4,217,097	4,217,097
Appropriation to statutory reserve (Note 15(a))	–	–	–	419,266	(419,266)	–
Balance at 31 December 2003	1,331,390	52,483,266	176,853	1,542,478	14,081,503	69,615,490
Representing:						
Proposed final dividend (Note 15(b))					1,255,317	
Others					12,826,186	
Balance at 31 December 2003					14,081,503	

	The Company			
	Share capital	Share premium	Retained profits	Total
Balance at 1 January 2002	1,331,371	52,482,127	3,566,691	57,380,189
Profit for the year	–	–	287,492	287,492
Balance at 31 December 2002	1,331,371	52,482,127	3,854,183	57,667,681
Dividends (Note 15(b))	–	–	(1,255,300)	(1,255,300)
Exercise of share options (Note 31(e))	19	1,139	–	1,158
Loss for the year	–	–	(21,654)	(21,654)
Balance at 31 December 2003	1,331,390	52,483,266	2,577,229	56,391,885
Representing:				
Proposed final dividend (Note 15(b))			1,255,317	
Others			1,321,912	
Balance at 31 December 2003			2,577,229	

For the year ended 31 December 2003

(Expressed in thousands of RMB)	Note	2003	2002
Net cash inflow from operations	(a)	26,449,770	15,675,105
Interest received		204,025	599,506
Interest paid		(2,540,513)	(1,868,208)
Dividends received		2,573	24,978
Dividends paid to minority owners of subsidiaries		(4,689)	(31,902)
PRC income tax paid		(1,545,907)	(1,345,201)
Net cash inflow from operating activities		22,565,259	13,054,278
Investing activities			
Purchase of property, plant and equipment		(21,184,245)	(21,152,102)
Sale of property, plant and equipment		94,804	24,552
Purchase of minority interests		–	(257,337)
Decrease in short-term bank deposits		3,832,411	20,096,738
Purchase of Unicom New Century, net of cash acquired		–	(3,692,687)
Payment of direct acquisition cost of Unicom New Century		(59,767)	–
Purchase of Unicom New World, net of cash acquired	4(b)	(2,326,449)	–
Purchase of trading securities		(87,956)	(14,557)
Sale of trading securities		118,575	18,865
Purchase of investment in associated companies		(10,062)	(2,105)
Sale of investment in associated companies		853	4,241
Sale of investment securities		19,753	35,300
Sale of Guoxin Paging, net of cash disposed	5	1,259,159	–
Purchase of other assets		(708,379)	(226,947)
Net cash outflow from investing activities		(19,051,303)	(5,166,039)
Financing activities			
Proceeds from exercise of share options		1,158	–
Decrease of payables to Unicom Group		(724,127)	(1,393,434)
Proceeds from short-term bank loans		10,901,425	9,623,438
Proceeds from long-term bank loans		11,075,836	7,757,005
Repayment of short-term bank loans		(10,278,727)	(7,928,938)
Repayment of long-term bank loans		(18,497,783)	(19,925,822)
Dividends paid (Note 15(b))		(1,255,300)	–
Net cash outflow from financing activities		(8,777,518)	(11,867,751)
Net decrease in cash and cash equivalents		(5,263,562)	(3,979,512)
Cash and cash equivalents, beginning of year		14,433,498	18,413,010
Cash and cash equivalents, end of year		9,169,936	14,433,498
Analysis of the balances of cash and cash equivalents:			
Cash balances		4,610	5,942
Bank balances		9,215,326	14,427,556
Less: Restricted bank deposits	(i)	(50,000)	–
		9,169,936	14,433,498

Note (i): As of 31 December 2003, approximately RMB50 million bank balances (2002: Nil) was restricted by the bank to secure for long-term bank loans.

78

(a) The reconciliation of profit before taxation to net cash inflow from operations was as follows:

(Expressed in thousands of RMB)	2003	2002
Profit before taxation	6,095,849	6,303,166
Adjustments for:		
Depreciation and amortisation	16,385,293	11,255,724
Amortisation of deferred customer acquisition costs of contractual CDMA subscribers	5,836,587	1,385,424
Interest income	(173,033)	(470,282)
Interest expense	1,919,375	1,456,736
Loss on sale of Guoxin Paging	663,279	–
Loss on disposal of property, plant and equipment	49,940	82,467
Provision for impairment loss of property, plant and equipment and goodwill	528,048	38,797
Provision for doubtful debts	1,749,887	971,989
Share of losses/(profits) from associated companies	2,275	(553)
Dividends from investment securities	(2,573)	(24,978)
Realised gains on trading securities	(12,045)	(1,876)
Unrealised (gains)/ losses on trading securities	(10,129)	27,461
Realised gains on investment securities	(13,268)	(18,098)
Realised gains in associated companies	–	(1,251)
Provision of impairment loss of investment securities	–	650
Operating profit before working capital changes	33,019,485	21,005,376
Increase in accounts receivable	(2,650,625)	(2,085,863)
Decrease/(increase) in inventories	1,263,299	(1,276,602)
Increase in other assets	(3,169,766)	(5,478,259)
Increase in prepayments and other current assets	(1,342,086)	(1,142,810)
(Increase)/decrease in amounts due from domestic carriers	(22,227)	8,599
Decrease in amounts due from related parties	553,354	280,216
(Decrease)/increase in payables and accrued liabilities	(35,732)	1,488,449
(Decrease)/increase in advances from customers	(55,497)	1,978,456
(Decrease)/increase in amounts due to domestic carriers	(161,937)	221,196
(Decrease)/increase in amounts due to related parties	(948,498)	676,347
Net cash inflow from operations	26,449,770	15,675,105

(b) Supplemental information:

Payables to equipment suppliers for construction-in-progress during 2003 decreased by approximately RMB3,234 million (2002: approximately RMB2,201 million).

(Amounts expressed in RMB unless otherwise stated)

1. ORGANISATION AND PRINCIPAL ACTIVITIES

China Unicom Limited (the "Company") was incorporated in the Hong Kong Special Administrative Region ("Hong Kong"), the People's Republic of China (the "PRC") on 8 February 2000. The principal activities of the Company are investment holding and the Company's subsidiaries are engaged in the provision of GSM and CDMA cellular, data, Internet, long distance and paging services in the PRC. The GSM and CDMA business hereinafter collectively refer to as the "Cellular Business". The Company and its subsidiaries are hereinafter referred to as the "Group".

The Group completed the following acquisitions and sale activities in 2002 and 2003:

Acquisition of Unicom New Century Telecommunications Corporation Limited ("Unicom New Century")

In 2002, the Company acquired the entire equity interests in Unicom New Century from its ultimate parent company, China United Telecommunications Corporation (a state-owned enterprise established in the PRC, hereinafter referred to as "Unicom Group"). For details of this acquisition, please refer to Note 4(a).

Acquisition of Unicom New World Telecommunications Corporation Limited ("Unicom New World")

In 2003, the Company acquired the entire equity interests in Unicom New World from Unicom Group. For details of this acquisition, please refer to Note 4(b).

Sale of Guoxin Paging Corporation Limited ("Guoxin Paging")

In 2003, the Company sold the entire equity interests in Guoxin Paging to Unicom Group. For details of the sale, please refer to Note 5.

After the above acquisitions and sale, the Company expanded its Cellular Business's geographical coverage to 30 provinces, municipalities or autonomous regions in the PRC (which covers the whole mainland China apart from Guizhou Province) and discontinued its nationwide paging operation in the PRC.

The immediate holding company of the Company is China Unicom (BVI) Limited ("Unicom BVI"). The majority of the equity interests in Unicom BVI is owned by China United Telecommunications Corporation Limited (a joint stock company incorporated in the PRC on 31 December 2001, with its A shares listed on the Shanghai Stock Exchange on 9 October 2002). The directors of the Company consider Unicom Group to be the ultimate parent company.

2. BASIS OF PRESENTATION

The financial statements have been prepared under the historical cost convention except that, as disclosed in the accounting policies below, certain land and building and investments in securities are stated at fair value. They have been prepared in accordance with accounting principles generally accepted in Hong Kong ("HK GAAP") issued by the Hong Kong Society of Accountants ("HKSA"). This basis of accounting differs from that used in the preparation of statutory financial statements for PRC statutory reporting purposes, which were based on the accounting principles and financial regulations applicable to enterprises established in the PRC ("PRC GAAP").

The principal adjustments made to conform to HK GAAP include the following:

- Reversal of revaluation surplus and related depreciation and amortisation charges arising from the revaluation of assets performed by independent valuers registered in the PRC;
- Additional provision for certain housing benefits;
- Additional capitalisation of borrowing costs;
- Provision for deferred taxation on HK GAAP adjustments; and
- Capitalisation of the direct costs associated with the acquisition of subsidiaries.

The Company has adopted the purchase method to account for the acquisitions of Unicom New Century and Unicom New World. The excess of the purchase consideration over the fair values of the net assets acquired has been recorded as goodwill, which is amortised using the straight-line method over a period of 20 years. The effective dates of the acquisitions of Unicom New Century and Unicom New World were 31 December 2002 and 31 December 2003 respectively. The operating results of these acquired subsidiaries have been included in the consolidated income statement of the Group after the acquisitions were effective.

The sale of Guoxin Paging has been accounted for as a disposal of discontinued operation by the Group. The difference between the sale proceeds and the carrying amount of net assets of Guoxin Paging as of the effective date of disposal (31 December 2003) was recorded as the loss on sale of discontinued operation in the consolidated income statement of the Group. The operating results of Guoxin Paging for 2003 was included in the consolidated income statement of the Group up to the effective date of the sale.

3. PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial statements are set out as follows:

(a) Basis of preparation

In current year, the Group adopted the following Statements of Standard Accounting Practice ("SSAP") issued by the HKSA which are effective for accounting periods commencing on or after 1 January 2003:

SSAP 12 (revised)	Income tax
SSAP 35	Government Grants and Disclosure of Government Assistance

Upon the adoption of SSAP 12 "Income Taxes" (revised) ("SSAP 12") in 2003, deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying accounts in the financial statements. Taxation rates enacted or substantively enacted at the balance sheet date are used to determine deferred taxation. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Prior to 2003, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purpose and profit as stated in the income statement. A deferred tax asset was not recognised unless the related benefits are expected to crystallise in the foreseeable future. The adoption of SSAP 12 in 2003 represents a change in accounting policy which has been applied retrospectively so that the comparatives presented have been restated to conform to the changed policy.

As detailed in the consolidated statement of changes in equity, the change in the accounting policy has resulted in an increase of opening retained profits as of 1 January 2003 and 2002 by approximately RMB405,300,000 and RMB373,159,000, respectively, representing the deferred tax assets relating to the provision for doubtful debts previously not recognised. This change has resulted in an increase in deferred tax assets at 1 January 2003 by approximately RMB405,300,000. The profit for the year ended 31 December 2002 has also been increased by approximately RMB32,141,000.

The adoption of SSAP 12 has also resulted in an increase of the deferred tax assets of Unicom New Century as of 31 December 2002 by approximately RMB80,448,000. This adjustment increased the net assets value of Unicom New Century on 31 December 2002 and accordingly reduced the goodwill recorded by the Group arising from the acquisition of Unicom New Century on 31 December 2002.

Since the impact of the adoption of the SSAP 35 "Government Grants and Disclosure of Government Assistance" on the Group's financial statements is not significant, no prior period adjustment has been required.

3. PRINCIPAL ACCOUNTING POLICIES (continued)

(b) Group accounting

(i) Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 31 December.

Subsidiaries are those entities in which the Company, directly or indirectly, controls the composition of the board of directors; controls more than half of the voting power; or holds more than half of the issued share capital.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective dates of acquisition or up to the effective date of disposal, as appropriate.

All significant inter company transactions and balances within the Group are eliminated on consolidation.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(ii) Associated companies

An associated company is a company, not being a subsidiary, in which an equity interest is held for the long-term and significant influence is exercised in its management.

The consolidated income statement includes the Group's share of the results of associated companies for the year, and the consolidated balance sheet includes the Group's share of the net assets of the associated companies and goodwill/negative goodwill (net of accumulated amortisation) on acquisition.

Equity accounting is discontinued where the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated companies.

Where, in the opinion of the directors, there is an impairment loss of an associated company, permanently reduced below its carrying value, or the market value has fallen below the carrying value over a sustained period, a provision is made for such impairment loss.

(c) Use of estimates

The preparation of financial statements in conformity with HK GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results may differ from those estimates and assumptions.

3. PRINCIPAL ACCOUNTING POLICIES (continued)

(d) *Property, plant and equipment*

(i) Land use rights and building

Land use rights and buildings are stated at valuation. Independent valuations are performed periodically with the last valuation performed on 31 March 2000. In the intervening years, the directors review the carrying value of land use rights and buildings and adjustment is made where in the directors' opinion there has been a material change in value. Any increase in land use rights and buildings valuation is credited to the revaluation reserve; any decrease is first offset against an increase on earlier valuation in respect of the same property and is thereafter charged to the income statement. Upon the disposal of revalued land use rights and buildings, the realised portion of the revaluation reserve is transferred from the valuation reserve to retained profits.

(ii) Other fixed assets

Other fixed assets, comprising leasehold improvement, telecommunications, telecommunications equipment, office furniture and fixtures are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the telecommunications equipment have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to expense in the year in which they are incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset beyond its originally assessed standard of performance, the expenditure is capitalised as an additional cost of the assets.

(iii) Depreciation

Land use rights are amoritsed over the period of the lease while other fixed assets are depreciated at rates sufficient to write off their costs less accumulated losses over their estimated useful lives on a straight-line basis. The estimated useful lives of property, plant and equipment are as follows:

	Depreciable life	Residual value
Land use rights	Over the period of lease	–
Buildings	8-40 years	3%
Leasehold improvements	Over the lease term	–
Telecommunications equipment	4-15 years	3%
Office furniture, fixtures and other	4-14 years	3%

(iv) Construction-in-progress

Construction-in-progress represents buildings and plant under construction and equipment pending installation, and is stated at cost less accumulated impairment losses. Costs include construction and acquisition costs, and interest charges arising from borrowings used to finance the assets during the construction period.

No provision for depreciation is made on construction-in-progress until such time as the assets are completed and ready for use.

84

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(d) Property, plant and equipment (continued)

(v) Impairment and gains or loss on disposal

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that assets including property, plant and equipment are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the assets to its recoverable amount. Such impairments losses are recognised in the income statement except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which cases it is treated as a revaluation decrease. In determining the recoverable amount, expected future cash flows generated by the property, plant and equipment are discounted to their present values.

Provision for impairment loss is charged to the income statement and classified under "general, administrative and other expenses" as a component of operating expenses. Reversal of impairment losses recognised in prior years is recorded when impairment losses recognised for the asset no longer exist or have decreased. The reversal is recorded in the income statement.

The gain or loss on disposal of a property, plant and equipment is the differences between the net sales proceeds and the carrying amount of the relevant assets, and is recognised in the income statement. Any revaluation reserve balance remaining attributable to the relevant asset is transferred to retained earnings and is shown as a movement in reserves.

(e) Goodwill

Goodwill represents the excess of purchase consideration over the fair values of the Group's share of the net identifiable assets and liabilities of the acquired subsidiary/associated company at the date of acquisition. Goodwill is carried at cost less accumulated amortisation and accumulated impairment losses. Goodwill is amortised using the straight-line method over the estimated economic lives of the acquired businesses. Goodwill arising on major strategic acquisitions of the Group to expand its geographical market coverage is amortised over 20 years.

When later events and circumstances occur which indicate the carrying balance of goodwill may not be recoverable, the unamortised balance is written down to its estimated recoverable amount. Estimated recoverable amount is determined based on estimated discounted future net cash flows of the related business over its remaining life.

3. PRINCIPAL ACCOUNTING POLICIES (continued)

(f) *Other assets*

Other assets mainly represent (i) expenditures on facilities for interconnection with other operators, for which the Group has a permanent use right, (ii) long-term prepaid leased lines and rentals and (iii) deferred customer acquisition costs of CDMA contractual subscribers.

Expenditures on interconnection facilities are amortised using the straight-line method over the beneficial period of 5 years. Long-term prepaid leased lines and rentals are amortised using a straight-line method over the lease period.

Deferred customer acquisition costs of CDMA contractual subscriber represent the cost of CDMA handsets given to contractual subscribers under special promotional packages. Deferred customer acquisition costs, to the extent recoverable, are amortised over the contractual period (not exceeding 2 years) to match with the minimum contract revenue. Deferred customer acquisition costs of contractual CDMA subsribers are included in "prepayment and other current assets" when the customer contract is within 1 year, whereas they are recorded as "other assets" when the contract period is over 1 year.

(g) *Investments in securities*

(i) Investment securities

Equity securities intended to be held on a continuing basis are classified as investment securities and recorded at cost less any provision for impairment loss.

The carrying amounts of investment securities are reviewed at the end of each year to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary decline has occurred, the carrying amount of such securities will be reduced to its fair value. The impairment loss is recognised as an expense in the income statement. This impairment loss is written back to income statement when the circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future. Upon disposal of investment securities, profit or loss thereon is accounted for in the income statement.

(ii) Trading securities

Trading securities are carried at fair value. At each balance sheet date, the net unrealised gains or losses arising from the changes in fair value of trading securities are recognised in the income statement. Gains or losses on disposal of trading securities, representing the differences between the net sales proceeds and the carrying amounts, are recognised in the income statement as they arise.

(h) *Cash and cash equivalents*

Cash and cash equivalents are carried at cost in the balance sheet. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, cash investments with maturity of 3 months or less from the date of investment.

(i) *Short-term bank deposits*

Short-term bank deposits are cash invested in fixed-term deposits with original maturities ranging from more than 3 months to 1 year.

3. PRINCIPAL ACCOUNTING POLICIES (continued)

(j) Accounts receivables and other receivables

Provision is made against accounts receivables and other receivables to the extent they are considered to be doubtful. They are stated in the balance sheet net of such provision.

(k) Inventories

Inventories, which principally comprise handsets, SIM cards, UIM cards, pagers and accessories, are stated at the lower of cost and net realisable value. Cost is based on the weighted average method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses. The amount of any reversal of any write-down of inventories, arising from an increase in net realisable value, is recognised as a reduction in the amount of inventories recognised as expense in the period in which the reversal occurs.

(l) Advances from customers

Advances from customers are monthy fees paid by Paging subscribers in advance on amounts paid by customers for GSM and CDMA prepaid cards, GSM and CDMA prepaid service fees, Internet protocol ("IP") telephone cards and other calling cards which cover future telecommunications services (over a period of 3 to 12 months). Customer advances are stated at the amount of proceeds received less the amount already recognised as revenues upon the rendering of services.

(m) Assets under lease

(i) Finance leases

Leases that substantially transfer to the Group all the risks and rewards of ownership of assets are accounted for as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Each lease payment is allocated between the capital and finance charges so as to achieve a constant rate on the capital balances outstanding. The corresponding rental obligations, net of finance charges, are included in long-term liabilities. The finance charges are charged to the income statement over the lease periods.

Assets held under finance leases are depreciated over the shorter of their estimated useful lives and the lease periods.

(ii) Operating leases

Leases where substantially all the risks and rewards of ownership remain with the lessor are accounted for as operating leases. Minimum lease payments under operating leases net of any incentives received from the lessor are recognised as leasing expenses in to the income statement on a straight-line basis over the lease periods. Leased rental received under operating leases are recognised as lease rental income on a straight-line basis over the lease periods.

3. **PRINCIPAL ACCOUNTING POLICIES (continued)**

(n) Borrowing costs

Borrowing costs are expensed as incurred, except for interest directly attributable to the acquisition, construction or production of an asset, that necessarily takes a substantial period of time to get ready for its intended use, in which case they are capitalised as part of the cost of that asset. Capitalisation of borrowing costs commences when expenditures for the asset and borrowing costs are being incurred and the activities to prepare the asset for its intended use are in progress. Borrowing costs are capitalised up to the date when the project is completed and ready for its intended use.

To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings.

To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined by applying a capitalisation rate to the expenditures on that asset. The capitalisation rate is the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs capitalised during a period should not exceed the amount of borrowing cost incurred during that period. Other borrowing costs are recognised as expenses when incurred.

The capitalised borrowing rate represents the cost of capital for raising the related borrowings externally and varies from 4.44% to 5.76% for the year ended 31 December 2003 (2002: 4.54% to 6.24%).

(o) Provisions

Provisions are recognised when the Group has present obligations (legal or constructive) as a result of a past event, it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount can be made. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

3. PRINCIPAL ACCOUNTING POLICIES (continued)

(p) Revenue recognition

(i) Revenue is recognised when it is probable that the economic benefits associated with a transaction will flow to the Group and when the revenue and cost can be measured reliably, on the following basis:

- Usage fees are recognised when the service is rendered;
- Monthly fees are recognised as revenue in the month during which the services are rendered;
- Revenue from telephone cards, which represent prepaid service fees received from customers for telephone services, is recognised when the related service is rendered upon actual usage of the telephone cards by customers;
- Leased line rental income is recognised on a straight-line basis over the lease term; and
- Sales of telecommunications products, such as handsets, SIM cards, UIM cards, pagers and accessories etc, are recognised when title has been passed to the buyers.

(ii) Interest income

Interest income from deposits in banks or other financial institutions is recognised on a time proportion basis, taking into account the principal amounts and the interest rates applicable.

(iii) Dividend income

Dividend income is recognised when the rights to receive payment is established.

(q) Foreign currency translation

The Group maintains its books and records in Renminbi ("RMB"), which is not freely convertible into foreign currencies. Transactions in foreign currencies are translated at the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in other currencies are translated at exchange rates ruling at the balance sheet date. Exchange differences arising from changes in exchange rates subsequent to the transaction dates are dealt with in the income statement.

(r) Employee benefits

(i) Retirement benefits

The Group's contributions to the defined contribution retirement scheme are expensed as incurred and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions.

(ii) Housing benefits

The Group's contributions to the housing fund, special monetary housing benefits and other housing benefits are expensed as incurred.

(r) Employee benefits (continued)

(iii) Equity compensation benefits

Share options are granted to directors and employees under the relevant share option schemes of the Company approved by the Board of Directors (Note 31). The financial impact of the share option granted is not recorded in the financial statements until such time when the options are exercised. When the options are exercised, the proceeds received net of any transaction costs are credited to share capital (nominal value) and share premium.

(s) Taxation

(i) Income tax

Income tax is provided on the basis of income for statutory financial reporting purposes, adjusted for income and expense items, which are not assessable or deductible for tax purposes.

(ii) Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Taxation rates enacted or substantively enacted at the balance sheet date are used to determine deferred taxation. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

(t) Related parties

Entities are considered to be related if one has the ability to control the other, directly or indirectly, or has the ability to exercise significant influence over the financial and operating decisions of the other. Entities are also considered to be related if they are subject to common control or common significant influence.

(u) Contingent liabilities and contingent assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, the liability will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the financial statements when an inflow of economic benefits is probable. When an inflow is virtually certain, an asset is recognised.

3. PRINCIPAL ACCOUNTING POLICIES (continued)

(v) Events after the balance sheet date

Events after the balance sheet date that provide additional information about the position at the balance sheet date or those that indicate the going concern assumption is not appropriate (adjusting events) are reflected in the financial statements. Events after the balance sheet date that are not adjusting events are disclosed in the notes when material.

(w) Segment reporting

In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format.

Unallocated costs primarily represent corporate expenses. Segments assets consist primarily of property, plant and equipment, other assets, prepayments, inventories, receivables and operating cash. Segment liabilities comprise operating liabilities. Capital expenditure mainly comprises additions to property, plant and equipment.

(x) Earnings per share and per American Depository Share ("ADS")

Basic earnings per share has been computed by dividing the profit attributable to shareholders by the number of weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share has been computed by dividing the profit attributable to shareholders by the weighted average number of ordinary shares, after adjusting for the effects of the dilutive potential ordinary shares.

Basic and diluted net earnings per ADS have been computed by multiplying the net income per share by 10, which is the number of shares represented by each ADS.

4. ACQUISITIONS

(a) Acquisition of Unicom New Century

Unicom New Century was a limited liability company established in the PRC on 16 July 2002 to engage in the provision of GSM and CDMA cellular telecommunications services in 6 provinces, 2 autonomous regions and 1 municipality in the PRC, namely, Sichuan, Heilongjiang, Jilin, Henan, Jiangxi , Shannxi ,Guangxi, Xinjiang and Chongqing. The Cellular Business of Unicom New Century and the relevant net assets were previously owned and operated by various branches of Unicom Group.

Pursuant to the resolution passed by the Company's Board of Directors on 20 November 2002 and the extraordinary general meeting of the Company's shareholders on 23 December 2002, the Company acquired the entire equity interests in Unicom New Century (via the intermediary holding company, Unicom New Century (BVI) Limited) at a cash consideration of approximately RMB4,909 million (including other direct costs of acquisition of approximately RMB109 million). Thereafter, Unicom New Century has become a wholly-owned subsidiary of the Company.

4. ACQUISITIONS (continued)

(a) Acquisition of Unicom New Century (continued)

The aforementioned acquisition of Unicom New Century became effective on 31 December 2002 when all the conditions to the acquisition were satisfied and cash consideration was settled by the Group. The Company has adopted the purchase method of accounting to account for this acquisition. The total fair value of the identifiable assets and liabilities of Unicom New Century as of 31 December 2002 amounted to approximately RMB2,624 million. The excess of purchase consideration over the fair value of identifiable assets and liabilities has been recorded as goodwill amounting to approximately RMB2,285 million, which is amortised using the straight-line method over the beneficial period of 20 years.

As the effective date of this acquisition was 31 December 2002, both the operating results and the financial position of Unicom New Century have been included in the consolidated financial statements of the Group for the year ended 31 December 2003. However, the 2002 comparatives only reflected the financial position of Unicom New Century in the consolidated balance sheet and excluded the operating results of Unicom New Century in the consolidated income statement of the Group.

On 30 June 2003, the Company entered into a share transfer agreement with Unicom New Century (BVI) Limited and acquired the entire share capital of Unicom New Century from Unicom New Century (BVI) Limited. Thereafter, Unicom New Century became a direct wholly-owned subsidiary of the Company.

Operating revenue and net profit for the year ended 31 December 2003 of Unicom New Century amounted to approximately RMB15,946 million and RMB364 million respectively.

(b) Acquisition of Unicom New World

Unicom New World was a limited liability company established in the PRC on 4 November 2003 to engage in the provision of GSM and CDMA cellular telecommunications services in 6 provinces and 3 autonomous regions in the PRC, namely, Shanxi, Hunan, Hainan, Yunnan, Gansu, Qinghai, Inner Mongolia, Ningxia and Xizang. The Cellular Business of Unicom New World and the relevant net assets were previously owned and operated by various branches of Unicom Group.

Pursuant to the resolution passed by the Company's Board of Directors on 20 November 2003 and the extraordinary general meeting of the Company's shareholders on 23 December 2003, the Company acquired the entire equity interests in Unicom New World (via the intermediary holding company, Unicom New World (BVI) Limited) at a cash consideration of approximately RMB3,249 million (including other direct costs of acquisition of approximately RMB49 million). Thereafter, Unicom New World has become a wholly-owned subsidiary of the Company.

After all the conditions to the acquisition were satisfied and the cash consideration was settled by the Group, the acquisition of Unicom New World became effective on 31 December 2003. The Company has adopted the purchase method of accounting to account for this acquisition. The total fair value of the identifiable assets and liabilities of Unicom New World as of 31 December 2003 amounted to approximately RMB2,104 million. The excess of purchase consideration over the fair value of the identifiable assets and liabilities has been recorded as goodwill amounting to approximately RMB1,145 million, which is amortised using the straight-line method over the expected beneficial period of 20 years.

92

4. ACQUISITIONS (continued)

(b) Acquisition of Unicom New World (continued)

As the effective date of this acquisition was 31 December 2003, the consolidated financial statements did not include the operating results of Unicom New World, but included the financial position of Unicom New World as of 31 December 2003.

Operating revenue and net profit for the year ended 31 December 2003 of Unicom New world amounted to approximately RMB8,135 million and RMB349 million respectively.

The fair value of the net assets acquired and net cash outflow in respect of the acquisition of Unicom New World were as follows:

	Note	As of 31 December 2003 RMB'000
The fair value of the net assets acquired:		
Property, plant and equipment, net		12,106,458
Other assets		583,827
Deferred tax assets		14,010
Current portion of deferred tax assets		192,918
Amounts due from related parties		207,237
Amounts due from domestic carriers		5,745
Prepayments and other current assets		283,287
Inventories		307,503
Accounts receivable, net		357,880
Bank balances and cash	(i)	923,551
Payables and accrued liabilities		(1,951,215)
Amounts due to Unicom Group		(1,005,135)
Amounts due to related parties		(324,597)
Amounts due to domestic carriers		(52,473)
Current portion of long-term bank loans		(2,213,216)
Long-term bank loans		(5,473,734)
Taxes payable		(46,764)
Advances from customers		(604,862)
Short-term bank loans		(1,206,000)
		2,104,420
Goodwill		1,144,957
Less: direct costs of acquisition		(49,377)
Consideration paid		3,200,000
The net cash outflow in respect of the acquisition of Unicom New World was as follows:		
Cash consideration		3,200,000
Bank balances and cash acquired (less restricted bank deposits)	(i)	(873,551)
Net cash outflow in respect of the acquisition of Unicom New World		2,326,449

Note (i): As of 31 December 2003, approximately RMB50 million bank balances was restricted by the bank to secure for long-term bank loans.

5. SALE OF DISCONTINUED OPERATION (GUOXIN PAGING)

Guoxin Paging was established as a limited liability company in the PRC in September 1998. Guoxin Paging originally operated a nationwide paging business through its 31 subsidiaries and branches in 27 provinces and autonomous regions and 4 municipalities in the PRC and was wholly-owned by China Unicom Corporation Limited (hereinafter referred to as "CUCL", a direct wholly-owned subsidiary of the Company).

The Group originally had 5 operating segments namely GSM Business, CDMA Business, Data and Internet Business, Long Distance Business and Paging Business (see Note 35). Pursuant to the ordinary resolution passed by the Company's Board of Directors on 20 November 2003, the Board of Directors announced the plan to dispose of the Paging Business to the ultimate parent company, Unicom Group. The disposal is consistent with the Group's long term strategy to focus its activities in the core telecommunication business. After obtaining the independent shareholders' approval in an extraordinary general meeting of the Company's shareholders on 23 December 2003, the Company completed the sale of the entire equity interests in Guoxin Paging to Unicom Group at a cash consideration of RMB2,750 million.

The sale of Guoxin Paging became effective on 31 December 2003 after all the conditions to the sale were satisfied, the majority of cash proceeds was settled by Unicom Group, and ownership as well as control was passed to Unicom Group. The total net assets of Guoxin Paging as of 31 December 2003 amounted to approximately RMB3,413 million, and the difference between the sale proceeds and the net assets disposed amounting to approximately RMB663 million, has been recorded as the loss on sale of discontinued operation.

Since the effective date of this sale was 31 December 2003, the operating results of Guoxin Paging have been included in the consolidated income statement of the Group up to this date. Details of the sale were set forth in the related shareholders' circular "Connected Transactions" of the Company dated 26 November 2003.

(a) The total assets and total liabilities of Guoxin Paging comprised the following:

	Guoxin Paging	
	As of 31 December 2003 RMB'000	As of 31 December 2002 RMB'000
Non-current assets	3,914,492	4,964,886
Current assets	2,048,250	2,264,714
Total assets	5,962,742	7,229,600
Total liabilities	(1,997,772)	(2,098,986)
Minority interest	(551,691)	(566,257)
Net assets	3,413,279	4,564,357

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5. SALE OF DISCONTINUED OPERATION (GUOXIN PAGING) (continued)

(b) The net assets sold and net cash inflow in respect of the sale of Guoxin Paging were as follows:

	As of 31 December 2003 RMB'000
Net assets sold:	
Property, plant and equipment, net	3,647,083
Other assets	151,067
Investment securities	99,157
Investment in associated companies	17,185
Amount due from Unicom Group	9,440
Amount due from related parties	277,457
Amount due from domestic carriers	54,821
Prepayments and other current assets	207,813
Inventories	104,753
Accounts receivable, net	107,632
Trading securities	165,493
Short-term bank deposits	80,000
Bank balances and cash	1,040,841
Dividend payable	(8,260)
Payables and accrued liabilities	(1,491,890)
Amount due to related parties	(121,173)
Amount due to domestic carriers	(235,275)
Taxes payable	(17,669)
Advances from customers	(123,505)
Minority interests	(551,691)
	3,413,279
Less: sale proceeds	(2,750,000)
Loss on sale of discontinued operation	663,279
The net cash inflow in respect of the sale of discontinued opeartion was as follows:	
Sale proceeds received	2,300,000
Bank balances and cash disposed	(1,040,841)
Net cash inflow in respect of the sale of discontinued operation	1,259,159

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5. SALE OF DISCONTINUED OPERATION (GUOXIN PAGING) (continued)

(c) The operating results of the Group attributable to the continuing operations and discontinued operation (Guoxin Paging) were as follows:

	Continuing operations		Discontinued operation (Guoxin Paging)		Group as a whole	
	2003 RMB'000	2002 RMB'000	2003 RMB'000	2002 RMB'000	2003 RMB'000	2002 RMB'000
Operating revenue (Turnover)	65,249,242	36,604,071	2,387,083	3,972,454	67,636,325	40,576,525
Operating expenses	(55,531,586)	(28,656,496)	(3,590,693)	(4,596,345)	(59,122,279)	(33,252,841)
Operating profit (loss)	9,717,656	7,947,575	(1,203,610)	(623,891)	8,514,046	7,323,684
Loss on sale of discontinued operation	–	–	(663,279)	–	(663,279)	–
Interest income	163,934	452,908	9,099	17,374	173,033	470,282
Finance costs	(1,930,784)	(1,466,093)	(5,238)	(8,348)	(1,936,022)	(1,474,441)
Other (loss) income, net	(31,797)	(41,352)	39,868	24,993	8,071	(16,359)
Profit (loss) before taxation	7,919,009	6,893,038	(1,823,160)	(589,872)	6,095,849	6,303,166
Taxation	(2,307,596)	(1,895,987)	419,215	175,782	(1,888,381)	(1,720,205)
Profit (loss) after taxation	5,611,413	4,997,051	(1,403,945)	(414,090)	4,207,468	4,582,961

(d) The cash flows of the Group attributable to the continuing operations and discontinued operation (Guoxin Paging) were as follows:

	Continuing operations		Discontinued operation (Guoxin Paging)		Group as a whole	
	2003 RMB'000	2002 RMB'000	2003 RMB'000	2002 RMB'000	2003 RMB'000	2002 RMB'000
Net cash inflow from operating activities	22,141,521	12,692,415	423,738	361,863	22,565,259	13,054,278
Net cash outflow from investing activities	(18,660,174)	(4,579,122)	(391,129)	(586,917)	(19,051,303)	(5,166,039)
Net cash outflow from financing activities	(8,752,829)	(11,703,468)	(24,689)	(164,283)	(8,777,518)	(11,867,751)
Net (decrease)/increase in cash and cash equivalents	(5,271,482)	(3,590,175)	7,920	(389,337)	(5,263,562)	(3,979,512)

96

6. OPERATING REVENUE

Operating revenue primarily comprises usage fees, monthly fees, interconnection revenue, leased line rental income and sales of telecommunications products earned by the Group from GSM, CDMA, data, Internet, long distance and paging services. Tariffs for these services are subject to regulations by various government authorities, including the State Development and Reform Commission, the Ministry of Information Industry ("MII") and the provincial price regulatory authorities.

Operating revenue is net of business tax and government surcharges.

The major components of operating revenue are as follows:

	Note	2003 RMB'000	2002 RMB'000
GSM Business			
Usage fee	(i) (a)	29,072,249	20,274,987
Monthly fee	(ii)	7,042,299	4,169,129
Interconnection revenue	(iii)	1,926,907	1,709,771
Other revenue	(v)	2,262,156	1,234,038
Total GSM service revenue		40,303,611	27,387,925
CDMA Business			
Usage fee	(i) (a)	11,671,523	2,231,050
Monthly fee	(ii)	3,488,411	713,483
Interconnection revenue	(iii)	607,830	184,296
Other revenue	(v)	855,754	96,518
Total CDMA service revenue		16,623,518	3,225,347
Data and Internet Business			
Usage fee	(i) (b)	2,443,610	2,069,415
Monthly fee	(ii)	9,085	9,478
Interconnection revenue	(iii)	361,514	348,248
Leased lines rental	(iv)	420,433	274,274
Other revenue	(v)	202,441	91,624
Total Data and Internet service revenue		3,437,083	2,793,039
Long Distance Business			
Usage fee	(i) (b)	1,148,040	1,223,051
Interconnection revenue	(iii)	365,724	664,302
Leased lines rental	(iv)	701,549	873,054
Other revenue	(v)	57,835	5,316
Total Long Distance service revenue		2,273,148	2,765,723
Paging Business			
Monthly fee	(ii)	612,999	1,912,786
Interconnection revenue	(iii)	1,654	113,123
Other revenue	(v)	788,400	135,279
Total Paging service revenue		1,403,053	2,161,188
Total service revenue		64,040,413	38,333,222
Sales of telecommunications products		3,595,912	2,243,303
Total operating revenue		67,636,325	40,576,525

6. OPERATING REVENUE (continued)

Notes:

(i) *Usage fees comprise:*

(a) *charges for incoming and outgoing calls made by cellular subscribers including charges for local calls, domestic direct dial ("DDD") and international direct dial ("IDD") as well as roaming fees for calls made by cellular subscribers outside their local service areas; and*

(b) *charges for IP telephone calls, data and Internet services and fixed line long distance calls.*

(ii) *Monthly fees represent fixed amounts charged to cellular, data, Internet, and paging subscribers on a monthly basis for maintaining their access to the related services.*

(iii) *Interconnection revenue represents amounts received from other operators, including Unicom Group, for calls from their networks to the Group's networks. It also includes roaming-in fees received from other operators, including Unicom Group, for calls made by their subscribers using the Group's cellular networks (see Notes 32(a) and 34(a)).*

(iv) *Leased line rental income represents rentals received for leasing of transmission lines to Unicom Group, business customers and other domestic carriers in the PRC.*

(v) *Other revenue mainly represents revenue from the provision of value-added services such as short message and secretarial services to subscribers.*

7. PROFIT BEFORE TAXATION

Profit before taxation is stated after charging and crediting the following:

	Note	2003 RMB'000	2002 RMB'000
After charging/(crediting):			
Share of losses (profits) from associated companies	10	2,275	(553)
Dividends from investment securities	10	(2,573)	(24,978)
Realised gains on trading securities	10	(12,045)	(1,876)
Unrealised (gains) losses on trading securities	10	(10,129)	27,461
Realised gains on investment securities	10	(13,268)	(18,098)
Gains on disposal of interests in associated company	10	–	(1,251)
Interest income		(173,033)	(470,282)
Interest expense:	9	2,523,512	1,879,663
Less: amounts capitalised in construction-in-progress	9	(604,137)	(422,927)
Total interest expenses	9	1,919,375	1,456,736
Depreciation:			
- Assets held under finance leases	21	12,154	20,046
- Other assets		15,963,117	10,830,635
Total depreciation	21	15,975,271	10,850,681
Amortisation of goodwill	22	115,260	23,414
Other amortisation	23	294,762	381,629
Amortisation of deferred customer acquisition costs of contractual CDMA subscribers	20(a)	5,836,587	1,385,424
Loss on disposal of property, plant and equipment	8(iv)	49,940	82,467
Auditors' remuneration		54,003	38,916

7. PROFIT BEFORE TAXATION (continued)

	Note	2003 RMB'000	2002 RMB'000
After charging/(crediting):			
Operating lease expense:			
– Leased lines		805,018	691,358
– CDMA network capacities	32(a)	3,515,364	891,897
– Other leasing expense	8(iv)	882,671	610,931
Total operating lease expense		5,203,053	2,194,186
Provision for doubtful debts:			
– GSM Business		1,116,523	802,914
– CDMA Business		397,810	42,050
– Data and Internet Business		125,676	70,922
– Long Distance Business		75,870	46,124
– Paging Business		34,008	9,979
Total provision for doubtful debts	8(iv)	1,749,887	971,989
Cost of inventories		3,570,234	2,161,512
Write-down of inventories to net realisable value		47,101	7,156
Provision for impairment in value of investments in investment securities		–	650
Personnel:			
– Salaries and wages		3,676,168	2,654,845
– Contributions to defined contribution pension schemes	12	273,182	203,164
– Contributions to supplementary defined contribution pension schemes	12	39,854	11,066
– Special monetary housing benefits	13	109,210	277,944
– Contributions to other housing fund	13	170,614	92,549
– Other housing benefits	13	305,518	95,650
Total personnel		4,574,546	3,335,218
Additional provision for impairment of property, plant and equipment and goodwill	8(iv), 21	528,048	38,797
Exchange losses, net	10	9,960	21,533

8. OPERATING EXPENSES

Major components of operating expenses is as follows:

(i) Leased line charges incurred in association with leasing of transmission capacity from other operators and leasing expenses related to CDMA network capacities from Unicom New Horizon (see Notes 32(a), 33 and 34(a)).

(ii) Interconnection charges represent amounts paid to other operators, including Unicom Group, for calls from the Group's networks to the networks of other operators.

(iii) Personnel costs comprise staff salaries and wages, contributions to defined contribution pension schemes and housing benefits.

(iv) General, administrative and other expenses are analysed as follows:

	2003 RMB'000	2002 RMB'000
Operating lease rental expenses	882,671	610,931
Repair and maintenance expenses	1,387,466	832,259
Provision for doubtful debts	1,749,887	971,989
Loss on disposal of property, plant and equipment	49,940	82,467
Provisions for impairment of property, plant and equipment and goodwill (Note 21)	528,048	38,797
Traveling, entertainment and meeting expenses	1,242,166	850,876
Power and water charges	1,313,099	729,650
Office expenses	749,080	582,187
Other	1,210,028	932,694
	9,112,385	5,631,850

9. FINANCE COSTS

	2003 RMB'000	2002 RMB'000
Interest on bank loans repayable over 5 years	124,105	41,115
Interest on bank loans repayable within 5 years	2,399,407	1,838,548
Less: Amounts capitalised in construction-in-progress	(604,137)	(422,927)
Total interest expenses	1,919,375	1,456,736
Bank charges	16,647	17,705
	1,936,022	1,474,441

100

10. OTHER (INCOME) EXPENSES, NET

	2003 RMB'000	2002 RMB'000
Share of losses (profit) from associated companies	2,275	(553)
Dividends from investment securities	(2,573)	(24,978)
Realised gains on trading securities	(12,045)	(1,876)
Unrealised (gains) losses on trading securities	(10,129)	27,461
Realised gains on investment securities	(13,268)	(18,098)
Losses from exchange difference	9,960	21,533
Gains on disposal of interests in associated company	—	(1,251)
Other	17,709	14,121
	(8,071)	16,359

11. DIRECTORS', SENIOR EXECUTIVES' AND SUPERVISORS' EMOLUMENTS

(a) *Directors' emoluments*

The aggregate amounts of fees and emoluments payable to directors of the Company during the year are set out below:

	2003 RMB'000	2002 RMB'000
Non-executive directors:		
Fees	1,594	849
Executive directors:		
Fees	—	—
Other emoluments:		
— Salaries, allowance and other allowances	9,352	9,722
— Pension benefits/pension scheme contributions	106	38
— Bonuses paid and payable	9,688	5,887
	19,146	15,647
	20,740	16,496

Non-executive directors' emoluments disclosed above include approximately RMB1,275,000 (2002: approximately RMB636,000) paid to independent non-executive directors.

During 2003, 2,772,000 (2002: 2,802,000) share options were granted to the directors under the amended Share Option Scheme approved by the independent non-executive directors on 21 May and 30 May 2003 respectively. See Note 31(d) for the details of share options granted during the year.

101

11. DIRECTORS', SENIOR EXECUTIVES' AND SUPERVISORS' EMOLUMENTS (continued)

(a) *Directors' emoluments (continued)*

The emoluments of the directors analysed by the number of directors and emolument ranges were as follows:

(All amounts expressed in Hong Kong dollars)	Number of directors 2003	2002
$nil-$1,000,000	5	4
$1,000,001-$1,500,000	–	2
$2,000,001-$2,500,000	2	1
$2,500,001-$3,000,000	1	1
$3,000,001-$3,500,000	–	1
$3,500,001-$4,000,000	1	1
$6,500,001-$7,000,000	1	–
	10	10

No directors waived the right to receive emoluments during the year.

(b) *Five highest paid individuals*

The five individuals whose emoluments were the highest in the Group for 2003 include 4 directors (2002: 4) whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining individual are as follows:

	2003 RMB'000	2002 RMB'000
Salaries, allowance and other allowances	1,435	1,432
Pension benefits/pension scheme contributions	38	–
Bonuses paid and payable	850	849
	2,323	2,281

The emoluments of the remaining individual during 2003 fell within the band of HK$2,000,001- HK$2,500,000 (2002: HK$2,000,001- HK$2,500,000).

No emolument was paid to the five highest paid individuals as an inducement to join or upon joining the Company or as compensation for loss of office.

12. RETIREMENT BENEFITS

All the full time employees of the Group are covered by a state-sponsored pension scheme under which the employees are entitled to an annual pension equal to their basic salaries at their retirement dates. The PRC government is responsible for the pension liability to these retired employees. The Group was required to make defined contributions to the pension scheme at the rate of 19% for the year ended 31 December 2003 (2002: 19%) of the employees' basic salaries. Under this scheme, the Group has no obligation for post-retirement benefits beyond the annual contributions.

In addition, effective from 11 August 1998, a supplementary defined contribution pension plan managed by an independent insurance company was established. Under this plan, the Group makes a monthly defined contribution of 2% to 6% of the monthly salary of each employee. There were no vested benefits attributable to past services upon adoption of the plan.

Retirement benefits charged to the income statement were as follows:

	2003 RMB'000	2002 RMB'000
Contributions to defined contribution pension schemes	273,182	203,164
Contributions to supplementary defined contribution pension schemes	39,854	11,066

13. HOUSING BENEFITS

Under the housing reform schemes in accordance with government regulations at the provincial level in the PRC, the Group provided benefits to certain qualified employees to enable them to purchase living quarters at a discount. In the case of Guoxin Paging, the living quarters were provided by China Telecom prior to the establishment of Guoxin Paging and the related benefits were not charged to the Group. In the case of the GSM Business, certain of these living quarters were provided by Unicom Group and the related benefits were not charged to the Group. Housing benefits which were not charged to the Group amounted to approximately RMB18.5 million for 2003 (2002: RMB18.5 million).

Subsequent to the establishment of Guoxin Paging, for living quarters purchased or built by the Group, the liability to provide the housing benefits was recognised by the Group upon finalisation of the allocation of the housing units to specific employees. The amount of the benefits was the difference between the cost of the quarters purchased by the employees and the amount actually charged to the employees. The benefits are recorded as expenses over the estimated remaining average service life of the participating employees.

In addition, all of the full time employees of the Group are entitled to participate in a state-sponsored housing fund. The fund can be used for the construction of living quarters or may be withdrawn upon the retirement of the employees. The Group is required to make annual contributions to the housing fund at a rate of 10% (2002: 10%) of the employees' basic salaries.

According to the central government policy on housing reform based on a State Council circular issued in 1998, monetary housing subsidies in the form of special cash payments are to be made by certain PRC enterprises to their employees in order to enable them to purchase living quarters. Under this general policy, enterprises are allowed to establish their own housing reform schemes taking into consideration the actual financial capability of the enterprises.

13. HOUSING BENEFITS (continued)

The Group finalised its monetary housing benefit scheme as a special employee incentive scheme for all qualified employees in 2001. According to the scheme, the total amount of monetary housing benefit for each employee is determined based on the working age of the employee and the property market price prevailing in the relevant location. The total monetary housing benefit is divided into three annual payments in the proportion of 40%, 30% and 30% respectively. In order to be included in the incentive scheme, employees are required to sign a service contract with a minimum service period of three years. The employees will be entitled to the first 40% payment only when the following criteria are met:

(i) the provincial branch in which the employees are working has achieved the annual performance budget set by head office management; and

(ii) the employees continue to be under the employment of the Group at the time of the payment.

Similarly, the employees will only be entitled to the second and then the third annual payments when and only when the above two conditions are also fulfilled in subsequent years.

The Group accrues for each annual payment upon the fulfillment of the above criteria by the employees, at which time the liability is considered to have arisen.

For the years ended 31 December 2003 and 2002, certain provinces achieved the annual performance budget and were thus approved by management to distribute and pay out such monetary housing benefits. The provision for special monetary housing benefits for qualified employees of these provinces for the years ended 31 December 2003 and 2002 amounted to approximately RMB109,210,000 and 277,944,000, respectively, based on the aforementioned distribution plan. The remaining provinces were not entitled to the special monetary housing benefits in 2003 since they did not achieve their annual performance budget in 2003 and accordingly, no provision for such benefits was made.

The expenses incurred by the Group in relation to the housing benefits described above were as follows (excluding those paid by Unicom Group and China Telecom and not charged to the Group):

	2003 RMB'000	2002 RMB'000
Special monetary housing benefits	109,210	277,944
Contributions to housing fund	170,614	92,549
Other housing benefits	305,518	95,650
	585,342	466,143

14. TAXATION

Provision for taxation represents:

	Note	2003 RMB'000	2002 RMB'000 As restated
Provision for PRC enterprise income tax on the estimated taxable profits for the year		1,064,968	1,192,801
Deferred taxation	3(a)	823,413	527,404
		1,888,381	1,720,205

There is no Hong Kong profits tax liability as the Group does not have any assessable income sourced from Hong Kong for 2003 and 2002.

The income tax liabilities of the Group were assessed as follows:

(a) The tax liabilities of CUCL and its wholly-owned subsidiaries for 2003 and 2002 were assessed in accordance with FIE ("Foreign Investment Enterprises") taxation requirements on a consolidated basis as a single entity and settled income tax liabilities centrally in Beijing as approved by the tax authority;

(b) The tax liabilities of Unicom New Century for 2003 was assessed in accordance with FIE taxation requirements on a consolidated basis as a single entity; and

(c) Various provincial branches/municipal cities of CUCL and Unicom New Century were granted a preferential treatment by tax authorities to assess their enterprise income tax at the rates of 30%, 15% or 10%. The remaining provincial branches were assessed at the standard tax rate of 33%.

The reconciliation of PRC enterprise income tax between the statutory tax rate of 33% and the effective tax rate actually recorded in the income statement is as follows:

	2003	2002 As restated
PRC		
Statutory tax rate of 33%	33.0%	33.0%
Non-deductible expenses	0.3	1.5
Effect of preferential tax rates	(1.6)	(3.2)
Increase in opening deferred tax assets resulting from an increase in tax rate	(2.3)	–
Investment tax credits for domestic equipment (Note (a))	–	(2.8)
Additional expense deductible for tax purpose (Note (b))	(0.9)	–
Write-off of deferred tax assets previously recognised for Guoxin paging	1.9	–
Effective PRC income tax rate	30.4%	28.5%
Hong Kong		
Statutory tax rate of 17.5% (2002:16.0%)	17.5%	16.0%
Non-taxable income:		
– Interest income	(17.5)	(16.0)
Effective HK income tax rate	–	–
Total overall effective income tax rate	31.0%	27.3%

14. TAXATION (continued)

Tax effect of preferential tax rate is as follows:

	2003	2002
Aggregate amount (RMB in millions)	97	191.3
Per share effect (RMB)	0.008	0.015

Notes:

(a) For 2002, investment tax credits represented the tax credits relating to the additions of certain domestic equipment that were deductible against current tax.

(b) During 2003, CUCL and Unicom New Century obtained approvals from the relevant tax authorities in the PRC that certain monetary housing benefits, which were previously treated as non-deductible expenses for income tax assessment purposes in prior years, could be used to deduct against enterprise income tax over 3 years. Accordingly, all the related deferred tax assets have been recognised in 2003 upon the receipt of the above tax approvals. Such deferred tax assets will be utilised on a straight-line basis over 3 years.

The movement of the deferred tax assets is as follows:

		The Group	
	Note	2003 RMB'000	2002 RMB'000 As restated
Balance, beginning of year		1,815,234	1,581,408
Change in accounting policy:			
– Recognition of additional deferred tax assets in relation to provision for doubtful debts	3(a)	–	373,159
Acquisition of Unicom New Century		–	388,071
Acquisition of Unicom New World		206,928	–
Deferred taxation charged to income statement		(823,413)	(527,404)
Balance, end of year		1,198,749	1,815,234

14. TAXATION (continued)

Deferred taxation as of year-end represents the taxation effect of the following temporary differences:

		The Group	
	Note	2003 RMB'000	2002 RMB'000 As restated
Deferred tax assets:			
Interest on loans from CCF joint ventures	(a)	256,673	287,998
Loss arising from terminations of CCF Arrangements	(a)	236,249	309,813
Income tax on advances from customers for telephone cards		261,467	471,657
Provision for impairment loss for property, plant and equipment		4,875	112,994
Provision for impairment loss for goodwill and difference in amortisation period		–	40,498
Provision for doubtful debts of Paging Business		–	38,673
Provision for doubtful debts of Cellular Business	3(a)	534,839	485,748
Write-off of other assets		7,563	17,662
Write-down of inventories to net realisable value		15,905	31,260
Amortisation of retirement benefits		18,549	37,379
Additional depreciation deductible for tax purpose		101,267	171,091
Differences on tax basis for the residual value of property, plant and equipment		7,608	19,634
Monetary housing benefits		56,826	–
Other		29,309	68,152
		1,531,130	2,092,559
Deferred tax liabilities:			
Change of depreciation period		(28,268)	(76,468)
Capitalised interest already deducted for tax purpose		(304,113)	(200,857)
		(332,381)	(277,325)
Net deferred tax assets		1,198,749	1,815,234
Less: Current portion of deferred tax assets		(873,849)	(988,666)
		324,900	826,568

Note:

(a) Prior to 2000, in the process of developing its cellular networks, the GSM Business has entered into cooperation agreements with certain contractual joint ventures (the "CJVs") established in the PRC. Each CJV was established by one or more Chinese enterprises and one or more foreign parties, and the aforementioned cooperation arrangements are referred to as the China-China-Foreign Arrangement (the "CCF Arrangements"). Pursuant to the CCF Arrangements, the CJVs have extended funding to the GSM Business for the construction of telecommunications systems and network equipment in the PRC. Based on the terms of the cooperation agreements, the CCF Arrangements had been accounted for as secured financing arrangements to the GSM Business, and interest had been accrued by the GSM Business based on the funds provided by the CJVs and the then prevailing market borrowing rates. Afterwards, all CCF Arrangements had been terminated in 1999 and 2000, and the related loss on the termination of CCF Arrangements was charged to the income statement as incurred. Pursuant to the approval of relevant tax authorities, since all the interest costs and the loss on termination of these CCF Arrangements can be deducted against current tax over 7 years. The resulting deferred tax assets were recognised accordingly.

15. PROFITS ATTRIBUTABLE TO SHAREHOLDERS

(a) CUCL and Unicom New Century were registered as foreign investment enterprises in the PRC. In accordance with the Articles of Association of CUCL and Unicom New Century, they are required to provide for certain statutory reserves, namely, general reserve fund and staff bonus and welfare fund, which are appropriated from profit after tax and minority interests but before dividend distribution.

CUCL and Unicom New Century are required to allocate at least 10% of their profit after tax and minority interests determined under PRC GAAP to the general reserve fund until the cumulative amounts reach 50% of the registered capital. The statutory reserve can only be used, upon approval obtained from the relevant authority, to offset accumulated losses or increase capital.

Appropriation to the staff bonus and welfare fund is at the discretion of the directors. The staff bonus and welfare fund can only be used for special bonuses or the collective welfare of the employees and are not distributable as cash dividends. Under HK GAAP, the appropriations to the staff bonus and welfare fund will be charged to income statement as expenses incurred since any assets acquired through this fund belong to the employees. For the year ended 31 December 2003, no appropriation to staff bonus and welfare fund has been made (2002: Nil).

Accordingly, CUCL and Unicom New Century appropriated approximately RMB382,030,000 (2002: RMB436,463,000) and RMB37,236,000 (2002: Nil) respectively to the general reserve fund for the year ended 31 December 2003.

As stated in Note 3(a), the change in accounting policy on income taxes has resulted in an increase of distributable reserves to shareholders of CUCL for the years ended 31 December 2002 and 2001 respectively. As a result, CUCL has made additional appropriation to the statutory reserves amounting to approximately RMB40,530,000 in 2003 (2002: RMB37,316,000).

(b) At the annual general meeting held on 12 May 2003, the shareholders of the Company approved the payment of final dividend of RMB0.10 per ordinary share for the year ended 31 December 2002 totalling RMB1,255,299,607 which has been reflected as an appropriation of retained profits for 2003. As of 31 December 2003, such dividends have been fully paid by the Company.

At a meeting held on 25 March 2004, the Board of Directors of the Company proposed the payment of final dividend of RMB0.10 per ordinary share to the shareholders for the year ended 31 December 2003 totalling RMB1,255,317,207. This proposed dividend has not been reflected as a dividend payable in the financial statements as of 31 December 2003, but will be reflected as an appropriation of retained profits in the financial statements for the year ending 31 December 2004.

(c) For the year ended 31 December 2003, profit attributable to shareholders included a loss of approximately RMB21,654,000 (2002: a profit of approximately RMB287,492,000) which has been dealt with in the financial statements of the Company. As of 31 December 2003, the amount of distributable reserves to shareholders of the Company amounted to approximately RMB2,577,229,000 (2002: RMB3,854,183,000).

16. EARNINGS PER SHARE

Earnings per share and per American Depository Share ("ADS")

Basic earnings per share for the years ended 31 December 2003 and 2002 were computed by dividing the profit attributable to shareholders by the weighted average number of ordinary shares in issue during the years.

Diluted earnings per share for the years ended 31 December 2003 and 2002 were computed by dividing the profit attributable to shareholders by the weighted average number of ordinary shares in issue during the years, after adjusting for the effects of the potential dilutive ordinary shares. All potential dilutive ordinary shares arose from share options granted under (i) the amended Pre-Global Offering Share Option Scheme; and (ii) the amended Share Option Scheme as described in Note 31. For 2003, all potential dilutive shares arose from additional share options granted in 2003 under the amended Share Option Scheme (see details in Note 31), which if converted to ordinary shares would decrease profit attributable to the shareholders per share. For 2002, there was no dilution of earnings per share after taking into account the dilutive effect of the share options. The anti-dilutive shares arising from the share options of approximately 66,573,000 shares (2002: 48,745,000 shares) were not included in the calculation of diluted earnings per share.

Basic and diluted earnings per ADS have been computed by multiplying the earnings per share by 10, which is the number of shares represented by each ADS.

Reconciliation of the numerators and denominators of the basic and diluted earnings per share computations:

	2003			2002		
	Profit attributable to shareholders RMB'000	Shares in thousands	Per share amount RMB	Profit attributable to shareholders RMB'000 As restated	Shares in thousands	Per share amount RMB As restated
Basic earnings	4,217,097	12,553,010	0.336	4,598,213	12,552,996	0.366
Effect of conversion of share options	–	15,673	–	–	–	–
Diluted earnings	4,217,097	12,568,683	0.336	4,598,213	12,552,996	0.366

17. TRADING SECURITIES

Trading securities represented listed equity securities in the PRC, which were carried at fair value. The realised gains on trading securities for the year ended 31 December 2003 amounted to approximately RMB12,045,000 (2002: RMB1,876,000) and the unrealised gains amounted to RMB10,129,000 (2002: unrealised loss of RMB27,461,000). As of 31 December 2003, no trading securities are maintained by the Group after the sale of Guoxin Paging on 31 December 2003.

18. ACCOUNTS RECEIVABLE, NET

	The Group	
	2003 RMB'000	2002 RMB'000
Accounts receivable for GSM services	5,268,041	3,920,821
Accounts receivable for CDMA services	2,408,093	1,004,754
Accounts receivable for Data and Internet services	696,802	410,479
Accounts receivable for Long Distance services	587,570	543,838
Accounts receivable for Paging services	–	181,348
Sub-total	8,960,506	6,061,240
Less: Provision for doubtful debts for GSM services	(2,716,396)	(1,466,803)
Provision for doubtful debts for CDMA services	(508,970)	(62,821)
Provision for doubtful debts for Data and Internet services	(158,313)	(99,214)
Provision for doubtful debts for Long Distance services	(105,280)	(60,176)
Provision for doubtful debts for Paging service	–	(44,958)
	5,471,547	4,327,268

The aging analysis of accounts receivable was as follows:

	The Group	
	2003 RMB'000	2002 RMB'000
Not yet due (within credit period)	3,433,584	2,818,296
Within three months	1,744,568	1,311,930
Three months to six months	750,719	464,750
Six months to one year	1,299,386	769,718
More than one year	1,732,249	696,546
	8,960,506	6,061,240

The normal credit period granted by the Group is on average 30 days from the date of invoice.

Provision for doubtful debts was analyzed as follows:

	The Group	
	2003 RMB'000	2002 RMB'000
Balance, beginning of year	1,733,972	1,005,937
Provision for the year	1,749,887	971,989
Acquisition of Unicom New Century	–	327,936
Acquisition of Unicom New World	199,904	–
Sale of Guoxin Paging	(64,664)	–
Written-off for the year	(130,140)	(571,890)
Balance, end of year	3,488,959	1,733,972

19. INVENTORIES

	The Group	
	2003 RMB'000	2002 RMB'000
Handsets	1,133,027	2,357,577
Telephone cards	855,183	672,728
Pagers	–	77,134
Others	181,144	122,464
	2,169,354	3,229,903

20. PREPAYMENTS AND OTHER CURRENT ASSETS

		The Group		The Company	
	Note	2003 RMB'000	2002 RMB'000	2003 RMB'000	2002 RMB'000
Prepaid rental		233,461	85,185	–	–
Deposits and prepayments		1,624,874	1,069,939	7,652	4,781
Interest receivable		4,872	37,780	4,872	37,780
Advances to employees		164,487	106,749	–	–
Deferred customer acquisition costs of contractual CDMA subscribers	(a)	535,521	508,596	–	–
Others		584,562	765,515	15,808	–
		3,147,777	2,573,764	28,332	42,561

The aging analysis of prepayments and other current assets was as follows:

	The Group		The Company	
	2003 RMB'000	2002 RMB'000	2003 RMB'000	2002 RMB'000
Within one year	3,109,944	2,227,594	28,116	42,561
Over one year	37,833	346,170	216	–
	3,147,777	2,573,764	28,332	42,561

20. PREPAYMENTS AND OTHER CURRENT ASSETS (continued)

Note:

(a) *As part of the arrangement with certain CDMA contractual subscribers under special promotion packages, CDMA handsets were provided to certain subscribers for their use at no additional charge during specified contract periods ranging from 6 months to 2 years.*

Under the terms of these contracts, subscribers are required to spend a minimum amount of service fees during the contract period. In addition, to secure future performance, these subscribers are also required to (i) prepay service fees or deposits, (ii) maintain a restricted bank deposits in a designated commercial banks to secure the minimum contract amount, or (iii) provide the Group with a guarantor who will compensate the Group for any loss upon their non-performance. The costs of CDMA handsets under the above contractual arrangements are treated as deferred customer acquisition costs, to the extent recoverable based on management periodic assessment, and are amortised over the contractual period (not exceeding 2 years) to match with the Group's minimum contract revenue.

For the year ended 31 December 2003, amortisation of these deferred customer acquisition costs of contractual CDMA subscribers amounted to approximately RMB5,837 million (2002: RMB1,385 million), which was recorded in "selling and marketing" expenses. As of 31 December 2003, the carrying amount of unamortised deferred customer acquisition costs of contractual CDMA subscribers totaled approximately RMB4,447 million (2002: RMB5,983 million), with approximately RMB536 million (2002: RMB509 million) recorded in "prepayment and other current assets" (for contract period within 1 year) and with approximately RMB3,911 million (2002: RMB5,474 million) recorded in "other assets" (for contract period over 1 year) (see Note 23).

As of 31 December 2003, the carrying amount of prepaid service fees and deposits obtained by the Group under the above contracts amounted to RMB2,366 million and RMB153 million (2002: RMB2,625 million and RMB150 million) respectively.

21. PROPERTY, PLANT AND EQUIPMENT, NET

	The Group						
	2003						2002
	Land use rights and buildings RMB'000	Telecommunications equipment RMB'000	Office furniture, fixtures and others RMB'000	Leasehold improvements RMB'000	Construction in progress RMB'000	Total RMB'000	Total RMB'000
Cost or valuation:							
Beginning of year	10,355,012	102,924,638	4,671,149	947,561	19,419,349	138,317,709	96,074,270
Additions	177,588	295,748	304,702	—	18,028,869	18,806,907	19,365,121
Acquisition of Unicom New Century	—	—	—	—	—	—	23,330,775
Acquisition of Unicom New World	1,256,443	8,531,911	169,789	43,497	2,104,818	12,106,458	—
Transfer from CIP	1,788,019	15,137,290	467,503	121,982	(17,514,794)	—	—
Sale of Guoxin Paging	(449,606)	(10,939,104)	(721,200)	(14,647)	(296,496)	(12,421,053)	—
Disposals	(23,501)	(729,047)	(397,167)	(43,614)	—	(1,193,329)	(452,457)
End of year	13,103,955	115,221,436	4,494,776	1,054,779	21,741,746	155,616,692	138,317,709
Representing:							
At cost	10,733,182	115,221,436	4,494,776	1,054,779	21,741,746	153,245,919	135,614,629
At valuation	2,370,773	—	—	—	—	2,370,773	2,703,080
	13,103,955	115,221,436	4,494,776	1,054,779	21,741,746	155,616,692	138,317,709
Accumulated depreciation and impairment:							
Beginning of year	1,067,005	27,665,564	1,667,089	416,875	14,547	30,831,080	20,325,835
Charge for the year	579,600	14,461,239	787,652	146,780	—	15,975,271	10,850,681
Impairment losses	—	526,030	—	—	2,018	528,048	—
Sale of Guoxin Paging	(119,255)	(8,190,816)	(451,275)	(10,366)	(2,258)	(8,773,970)	—
Disposals	(2,703)	(640,671)	(362,354)	(42,857)	—	(1,048,585)	(345,436)
End of year	1,524,647	33,821,346	1,641,112	510,432	14,307	37,511,844	30,831,080
Net book value:							
End of year	11,579,308	81,400,090	2,853,664	544,347	21,727,439	118,104,848	107,486,629
Beginning of year	9,288,007	75,259,074	3,004,060	530,686	19,404,802	107,486,629	75,748,435

113

21. PROPERTY, PLANT AND EQUIPMENT, NET (continued)

	The Company			
	2003			2002
	Office furniture, fixtures and others RMB'000	Leasehold improvements RMB'000	Total RMB'000	Total RMB'000
Cost:				
Beginning of year	8,454	6,819	15,273	12,847
Additions	52,179	101	52,280	2,426
End of year	60,633	6,920	67,553	15,273
Accumulated depreciation:				
Beginning of year	3,400	5,426	8,826	3,999
Charge for the year	4,212	1,494	5,706	4,827
End of year	7,612	6,920	14,532	8,826
Net book value:				
End of year	53,021	—	53,021	6,447
Beginning of year	5,054	1,393	6,447	8,848

As of 31 December 2003, prepayments for property, plant and equipment to be used in construction amounting to approximately RMB1,431 million (2002: RMB4,164 million) have been included in construction-in-progress.

For 2003, interest of approximately RMB604 million (2002: RMB423 million) was capitalised to construction-in-progress.

As of 31 December 2003, the cost or valuation of land use rights (located in the PRC) and the accumulated depreciation amounted to approximately RMB303 million and RMB61 million respectively (2002: RMB348 million and RMB77 million).

Land use rights and buildings of the Group as of 31 March 2000 were valued by Sallmanns (Far East) Ltd., registered property valuers in Hong Kong, using the replacement cost or open market value approach, as appropriate. The resulting revaluation surplus and deficit amounted to RMB177 million and RMB28 million, respectively. The additional depreciation attributable to the revaluation surplus amounted to approximately RMB8.80 million for 2003 (2002: RMB8.80 million). The revaluation deficit was charged to the income statement during the year ended 31 December 2000. As of 31 December 2003, for these land use right and buildings stated at revalued amounts, their carrying amount would have been approximately RMB1,783 million (2002: RMB2,032 million) had they been carried at cost less accumulated depreciation.

As of 31 December 2003, net book value of telecommunications equipment held under finance leases amounted to approximately RMB147 million (2002: RMB159 million).

21. PROPERTY, PLANT AND EQUIPMENT, NET (continued)

Impairment of assets for the Paging Business:

Management conducts an impairment assessment at each balance sheet date to identify whether the carrying values of the property, plant and equipment may be impaired. In 2003, the Group conducted such re-assessment of the recoverable amount of the paging assets based on the best estimates of the discounted net future cash flows expected to be generated from the Paging Business in the future years. Management has made key assumptions and estimations on the appropriate discount rate adopted (8% per annum), the period covered by the cash flow forecast, the impact of the continuous decline of traditional paging business, the future loss of subscribers, the expected trend in average revenue per subscriber, as well as incremental cash flows arising from new paging businesses and the effects of the adoption of cost reduction plans. All these assumptions and estimations are made based on historical trends adjusted for the current market situation (including physical conditions of these assets) and the forecast of the future development of new value-added paging businesses.

Based on the updated analysis and the worsening trend of the decline of the traditional paging business in the first half of 2003, despite the continuous growth of new value-added paging businesses, the Group expected that the related incremental future cash inflows to be generated from these new paging services could unlikely offset the effects of the rapid decline of the traditional paging business in future. Consequently, based on the latest estimate of the discounted future net cash flows expected to arise from the continuing operations of the Paging Business, after considering the unexpected rapid decline of the traditional paging business in the first half of 2003, the Group concluded that the carrying amount of paging assets as at 30 June 2003 had exceeded their expected recoverable amounts. Accordingly, the Group has recorded an additional impairment loss for property, plant and equipment of the Paging Business amounting to approximately RMB528 million for the year ended 31 December 2003 (2002: Nil).

In addition, the Group has also recognised losses on disposal of property, plant and equipment of approximately RMB50 million for the year ended 31 December 2003 (2002: RMB82 million).

22. GOODWILL

	The Group	
	2003 RMB'000	2002 RMB'000 As restated (Note 3(a))
Cost:		
Goodwill arising from acquisition of Unicom New Century	2,284,749	2,284,749
Goodwill arising from acquisition of Unicom New World	1,144,957	–
Other goodwill	–	525,431
	3,429,706	2,810,180
Less: Accumulated amortisation	(114,238)	(321,712)
Impairment losses for other goodwill	–	(202,697)
	3,315,468	2,285,771

22. GOODWILL (continued)

Goodwill arising from the acquisitions of Unicom New Century and Unicom New World represented the excess of purchase consideration over the fair value over the seperately identifiable net assets acquired (see Note 4). The amortisation charge of goodwill arising from acquisition of Unicom New Century amounted to approximately RMB114,238,000 for the year ended 31 December 2003 (2002: Nil).

Prior to 2002, other goodwill represented the excess of purchase consideration over the fair value of the separately identifiable assets acquired by Guoxin Paging in respect of (i) certain local Paging Businesses during its restructuring in 1998; and (ii) minority interests in the provincial subsidiaries of Guoxin Paging. The amortisation charge of goodwill for the year ended 31 December 2003 amounted to approximately RMB1,022,000 (2002: RMB23,414,000). As of 31 December 2003, all the goodwill related to the Paging Business has been fully amortised.

23. OTHER ASSETS

		The Group	
	Note	2003 RMB'000	2002 RMB'000
Interconnection facilities		613,622	568,099
Other		1,588,839	869,558
		2,202,461	1,437,657
Less: Accumulated amortisation		(1,162,464)	(680,101)
		1,039,997	757,556
Prepaid rental and leased line		897,783	786,503
Deferred customer acquisition costs of contractual CDMA subscribers	20(a)	3,911,650	5,474,164
		5,849,430	7,018,223

For the year ended 31 December 2003, amortisation of other assets, excluding deferred customer acquisition costs of contractual CDMA subscribers and prepaid rental and leased line, amounted to approximately RMB294,762,000 (2002: RMB381,629,000).

24. INVESTMENT SECURITIES

	The Group	
	2003 RMB'000	2002 RMB'000
Unlisted equity securities in the PRC, at cost	–	111,863
Less: Provision for impairment losses	–	(6,215)
	–	105,648

As of 31 December 2003, the Group did not hold any investment securities.

25. INVESTMENT IN SUBSIDIARIES

	The Company	
	2003 RMB'000	2002 RMB'000
Unlisted equity investments, at cost	55,241,000	45,564,109

During 2003, the Company acquired the entire issued share capital of Unicom New World (BVI) Limited, which holds the entire equity interests in Unicom New World. The acquisition became effective on 31 December 2003.

In addition, the Company has contributed cash of RMB6,427,513,000 to CUCL as additional investment (2002: RMB17,464,520,000) in 2003.

As of 31 December 2003, the details of the Company's subsidiaries were as follows:

Name	Place and date of incorporation and legal entity	Percentage of equity interests held		Issued and fully paid capital RMB'000	Principal activities
		Direct	Indirect		
China Unicom Corporation Limited	The PRC, 21 April 2000, limited liability company	100.00%	–	45,042,057	Telecommunications operation
Unicom New Century (BVI) Limited	British Virgin Islands, 23 October 2002, limited liability company	100.00%	–	12	Investment holding
Unicom New Century Telecommunications Co., Ltd.	The PRC, 16 July 2002, limited liability company	100.00%	–	328,936	Telecommunications operation
Unicom New World (BVI) Limited	British Virgin Islands, 5 November 2003, limited liability company	100.00%	–	1	Investment holding
Unicom New World Telecommunications Co., Ltd.	The PRC, 4 November 2003, limited liability company	–	100.00%	2,054,770	Telecommunications operation

Amounts due to a subsidiary included in current liability of the Company's balance sheet are unsecured, non-interest bearing and repayable on demand.

26. PAYABLES AND ACCRUED LIABILITIES

	Note	The Group 2003 RMB'000	The Group 2002 RMB'000	The Company 2003 RMB'000	The Company 2002 RMB'000
Payables to contractors and equipment suppliers		11,789,366	13,703,912	–	–
Accrued expenses		1,417,750	1,139,645	15,220	714
Payables to telecommunications products suppliers		1,346,784	2,395,928	–	–
Customer deposits		1,198,812	784,156	–	–
Salary and welfare payables		494,794	775,668	–	10,068
Other	(a)	850,914	1,012,652	45,101	81,099
		17,098,420	19,811,961	60,321	91,881

Note:

(a) *Other includes miscellaneous accruals for housing fund and other government surcharges.*

The aging analysis of payables and accrued liabilities is as follows:

	The Group 2003 RMB'000	The Group 2002 RMB'000	The Company 2003 RMB'000	The Company 2002 RMB'000
Less than six months	12,253,057	14,887,342	59,238	91,881
Six months to one year	3,051,167	2,521,886	1,068	–
More than one year	1,794,196	2,402,733	15	–
	17,098,420	19,811,961	60,321	91,881

27. SHORT-TERM BANK LOANS

Interest rates on short-term bank loans ranged from 4.54% to 5.31% per annum for 2003 (2002: 4.54% to 5.56% per annum).

Supplemental information with respect to short-term bank loans was:

	The Group				
	Balance at year end RMB'000	Weighted average interest rate at year end per annum	Maximum amount outstanding during the year RMB'000	Average amount outstanding during the year* RMB'000	Weighted average interest rate during the year** per annum
31 December 2003					
– secured	520,000				
– unsecured	10,455,199				
	10,975,199	5.22%	10,975,199	10,060,850	5.15%
31 December 2002					
– secured	209,000				
– unsecured	8,937,500				
	9,146,500	5.06%	9,146,500	8,117,750	5.39%

* *The average amount outstanding is computed by dividing the total of outstanding principal balance as of 1 January and 31 December, as applicable, by 2.*

** *The weighted average interest rate is computed by dividing the total of weighted average interest rates as of 1 January and 31 December, as applicable, by 2.*

As of 31 December 2003, short-term bank loans of approximately RMB70 million (2002: RMB463 million) were guaranteed by Unicom Group.

As of 31 December 2003, short-term bank loans of approximately RMB520 million (2002: RMB209 million) were secured by the future service fee revenue to be generated by the cellular operations.

28. LONG-TERM BANK LOANS

	Interest rates and final maturity	The Group 2003 RMB'000	The Group 2002 RMB'000	The Company 2003 RMB'000	The Company 2002 RMB'000
RMB denominated bank loans	Fixed interest rate ranging from 4.44% to 5.76% (2002: 4.54% to 6.24%) per annum with maturity through 2009 (2002: maturity through 2008) (Note (a))				
– secured		10,622,366	24,627,646	–	–
– unsecured		26,994,612	18,518,021	–	–
		37,616,978	43,145,667	–	–
USD denominated bank loans	Floating interest rate of USD LIBOR plus interest margin of 0.28% to 0.44% per annum with maturity through 2010 (Note (b))	5,793,690	–	5,793,690	–
Less: Current portion		(7,197,877)	(5,459,505)	–	–
		36,212,791	37,686,162	5,793,690	–

The repayment schedule of the long-term bank loans is as follows:

	The Group 2003 RMB'000	The Group 2002 RMB'000	The Company 2003 RMB'000	The Company 2002 RMB'000
Balances due:				
– not later than one year	7,197,877	5,459,505	–	–
– later than one year and not later than two years	15,549,832	4,825,581	–	–
– later than two years and not later than five years	18,837,560	32,581,222	4,138,290	–
Thereafter	1,825,399	279,359	1,655,400	–
	43,410,668	43,145,667	5,793,690	–
Less: Portion classified as current liabilities	(7,197,877)	(5,459,505)	–	–
	36,212,791	37,686,162	5,793,690	–

28. LONG-TERM BANK LOANS (continued)

(a) As of 31 December 2003, long-term bank loans denominated in RMB were secured by the following:

(i) Approximately RMB10,622 million (2002: RMB24,628 million) of long-term bank loans were secured by the future service fee revenue to be generated by the cellular operations of the relevant branches. Included in these long-term bank loans, approximately RMB3,600 million (2002: RMB3,471 million) was also guaranteed by Unicom Group;

(ii) In addition to the above, approximately RMB8,004 million (2002: RMB9,164 million) of long-term bank loans were guaranteed by Unicom Group; and

(iii) Approximately RMB50 million (2002: Nil) of long-term bank loans were secured by restricted bank deposits.

(b) The Company signed an agreement with 13 financial institutions for a long-term syndicated loan of USD0.7 billion (the "Facility") in September 2003. The Facility was split into 3 tranches: (i) USD0.2 billion 3-year loan; (ii) USD0.3 billion 5-year loan; and (iii) USD0.2 billion 7-year loan and carried an interest rate of 0.28%, 0.35% and 0.44% over US dollar LIBOR per annum for each tranche respectively.

In October 2003, the Company and CUCL entered into an agreement to lend the above bank loans to CUCL with similar terms to finance the network constructions of CUCL.

29. OBLIGATIONS UNDER FINANCE LEASES

Obligations under finance leases were analysed as follows:

	The Group	
	2003 RMB'000	2002 RMB'000
Total minimum lease payments under finance leases repayable:		
– not later than one year	25,926	17,284
– later than one year and not later than five years	34,659	34,659
– later than five years	145,753	154,395
	206,338	206,338
Less: Future finance charges	(81,184)	(88,243)
Present value of minimum obligations	125,154	118,095
Representing obligations under finance leases:		
– current liabilities	25,435	16,793
– non-current liabilities	99,719	101,302

	The Group	
	2003 RMB'000	2002 RMB'000
The present value of obligations under finance leases:		
– not later than one year	25,435	16,793
– later than one year and not later than five years	28,224	28,224
– later than five years	71,495	73,078
	125,154	118,095
Less: Portion classified as current liabilities	(25,435)	(16,793)
	99,719	101,302

Interest rate of obligations under finance leases is at 6% per annum.

30. SHARE CAPITAL

	The Company	
	2003 HK$'000	2002 HK$'000
Authorised:		
30,000,000,000 ordinary shares of HK$ 0.1 each	3,000,000	3,000,000

		The Company					
		2003			2002		
	Note	Number of shares ('000)	HK$'000	RMB equivalent '000	Number of shares ('000)	HK$'000	RMB equivalent '000
Issued and fully paid:							
– Unicom BVI		9,725,000	972,500	1,030,850	9,725,000	972,500	1,030,850
– Public investors	(a)	2,828,172	282,817	300,540	2,827,996	282,799	300,521
		12,553,172	1,255,317	1,331,390	12,552,996	1,255,299	1,331,371

Note: (a) Increase of 176,000 ordinary shares in year 2003 represents the ordinary shares in issued under the share option scheme (Note 31(e)).

31. SHARE OPTION SCHEME

The Company adopted a share option scheme (the "Share Option Scheme") and a fixed award pre-global offering share scheme ("Pre-Global Offering Share Option Scheme") on 1 June 2000 for the granting of share options to qualified employees, with terms amended on 13 May 2002 to comply with the requirements set out in the New Chapter 17 of the Listing Rules.

Movements in the number of share options outstanding during 2003 and 2002 are as follows:

	The Company	
	Number of share options involved	
	2003	2002
Balance, beginning of year	69,868,600	33,840,600
Granted	105,956,000	36,028,000
Exercised	(176,000)	–
Cancelled	(3,281,200)	–
Balance, end of year	172,367,400	69,868,600

31. SHARE OPTION SCHEME (continued)

As of 31 December 2003, information of outstanding options are summarised as follows:

Date of options granted	The period during which an option may be exercised	The price per share to be paid on exercise of options	Number of shares outstanding as of 31 December 2003	Number of shares outstanding as of 31 December 2002
Shares granted under the Pre-Global Offering Share Option Scheme:				
22 June 2000 (Note (a))	22 June 2002 to 21 June 2010	HK$15.42	25,436,600	27,116,600
Shares granted under the Share Option Scheme:				
30 June 2001 (Note (b))	30 June 2001 to 21 June 2010	HK$15.42	6,508,000	6,724,000
2 August 2002 (Note (c))	10 July 2003 to 9 July 2008	HK$6.18	34,466,800	36,028,000
21 May 2003 (Note (d))	21 May 2004 to 20 May 2009	HK$4.30	105,590,000	–
30 May 2003 (Note (d))	21 May 2004 to 20 May 2009	HK$4.66	366,000	–
			172,367,400	69,868,600

(a) According to the resolution passed by the Board of Directors in June 2000, a total of 27,116,600 options were granted on 22 June 2000 to the senior management, including directors, and certain other employees (which represent, on their full exercise, 27,116,600 shares of the Company) under the fixed award Pre-Global Offering Share Option Scheme adopted by the Company on 1 June 2000 in the following terms:

(i) the exercise price is equivalent to the share issue price of the Global Offering of HK$15.42 per share (excluding the brokerage fee and HKSE transaction levy); and

(ii) the options are vested and exercisable after 2 years from the grant date and expire 10 years from the date of grant.

No further option can be granted under the Pre-Global Offering Option Scheme.

The Pre-Global Offering Option Scheme had been amended in conjunction with the amended terms of the Share Option Scheme on 13 May 2002. Apart from the above two terms, the principal terms are the same as the amended Share Option Scheme in all material aspects.

31. SHARE OPTION SCHEME (continued)

(b) On 1 June 2000, the Company adopted the Share Option Scheme pursuant to which the directors of the Company may, at their discretion, invite employees, including executive directors, of the Company or any of its subsidiaries, to take up options to subscribe for shares up to a maximum aggregate number of shares (including those that could be subscribed for under the pre-global offering share option scheme as described above) equal to 10% of the total issued share capital of the Company. According to the Share Option Scheme, the nominal consideration payable by a participant for the grant of options will be HK$1.00. The exercise price payable by a participant upon the exercise of an option will be determined by the directors at their discretion at the date of grant, except that such price may not be set below a minimum price which is the higher of:

(i) the nominal value of a share; and

(ii) 80% of the average of the closing prices of shares on the HKSE on the five trading days immediately preceding the date of grant of the option on which there are dealings in the shares on the HKSE.

The period during which an option may be exercised will be determined by the directors at their discretion, except that no option may be exercised later than 10 years from 22 June 2000. According to a resolution of the Board of Directors in June 2001, the Company has granted 6,724,000 share options under the Share Option Scheme which represent, on their full exercise, 6,724,000 shares to certain employees of the Group in the following terms:

(i) the price of a share payable by a participant upon the exercise of an option shall be HK$15.42 (excluding the brokerage fee and HKSE transaction levy); and

(ii) the period during which an option is vested and exercisable commences from the date of grant of the options and will end by 22 June 2010.

The terms of the Share Option Scheme were amended on 13 May 2002 to comply with the requirements set out in the New Chapter 17 of the Listing Rules which came into effect on 1 September 2001 with the following major amendments:

(i) share option may be granted to employees including executive directors of the Group or any of the non-executive directors;

(ii) the option period commences on a day after the date on which an option is offered but not later than 10 years from the offer date; and

(iii) minimum subscription price shall not be less than the higher of:

- the nominal value of the shares;
- the closing price of the shares of the Stock Exchange as stated in the Stock Exchange's quotation sheets on the offer date in respect of the options; and
- the average closing price of the shares on the Stock Exchange's quotation sheets for the five trading days immediately preceding the offer date.

31. SHARE OPTION SCHEME (continued)

(c) According to resolution passed by the Board of Directors and the Independent Non-Executive Directors of the Company dated 10 July 2002, a total of 36,028,000 share options were granted to eligible individuals including directors, independent non-executive directors, and the non-executive directors of the Company under the amended Share Option Scheme in the following terms:

(i) aggregate of 2,802,000 options were granted to the executive directors, non-executive directors and independent non-executive directors of the Company;

(ii) the exercise price is HK$6.18; and

(iii) the vesting dates and exercisable periods of the options are as follows:

Vesting dates	Exercisable periods	Portions
10 July 2003	10 July 2003 to 9 July 2008	40%
10 July 2004	10 July 2004 to 9 July 2008	30%
10 July 2005	10 July 2005 to 9 July 2008	30%

(d) According to resolutions passed by the Board of Directors and the Independent Non-Executive Directors of the Company dated 21 May 2003 and 30 May 2003, a total of 105,590,000 share options and 366,000 share options were granted to eligible individuals (including directors, independent non-executive directors, non-executive directors, middle to senior management of the Group) respectively, under the amended Share Option Scheme in the following terms:

(i) an aggregate of 2,772,000 options were granted to the executive directors, non-executive directors and independent non-executive directors of the Company;

(ii) the exercise price per share option is HK$4.30 and HK$4.66 respectively; and

(iii) the vesting dates and exercisable periods of the options are as follows:

Vesting dates	Exercisable periods	Portions
21 May 2004	21 May 2004 to 20 May 2009	40%
21 May 2005	21 May 2005 to 20 May 2009	30%
21 May 2006	21 May 2006 to 20 May 2009	30%

All of the options granted are governed by the amended terms of the Share Option Scheme and Pre-Global Offering Share Option Scheme as mentioned above.

(e) Details of share options exercised during the year were as following:

Date of option exercised	Exercise price	Market value per Share at exercise date	Proceeds received	Number of shares involved
2 December 2003	HK$6.18	HK$7.50	HK$271,920	44,000
9 December 2003	HK$6.18	HK$7.45	HK$815,760	132,000
			HK$1,087,680	176,000

32. RELATED PARTY TRANSACTIONS

The table set forth below summarises the name of significant related parties and nature of relationship with the Company as of 31 December 2003:

Name of related parties	Nature of relationship with the Company
China United Telecommunications Corporation ("Unicom Group")	Ultimate parent company
Unicom NewSpace Co., Ltd ("Unicom NewSpace")	A subsidiary of Unicom Group
Unicom Xingye Science and Technology Trade Co. ("Unicom Xingye")	A subsidiary of Unicom Group
Beijing Unicom Xingye Science and Technology Company Limited ("Beijing Xingye")	A subsidiary of Unicom Group
Unicom Import and Export Company Limited (" Unicom I/E Co")	A subsidiary of Unicom Group
China Unicom International Limited ("Unicom International")	A subsidiary of Unicom Group
Unicom New Horizon Mobile Telecommunications Company Limited ("Unicom New Horizon")	A subsidiary of Unicom Group
China Unicom Corporation Limited ("CUCL")	A subsidiary of the Company
Unicom New Century Telecommunications Corporation Limited ("Unicom New Century")	A subsidiary of the Company
Unicom New World Telecommunications Corporation Limited ("Unicom New World")	A subsidiary of the Company
Guoxin Paging Corporation Ltd. ("Guoxin Paging")	A subsidiary of Unicom Group
Unicom Guomai Communications Corporation Limited ("Unicom Guomai")	A subsidiary of Guoxin Paging

(a) *Transactions with Unicom Group and its subsidiaries*

The following is a summary of significant recurring transactions carried out with Unicom Group and its subsidiaries. These transactions also constitute connected transactions under the Listing Rules. In the director's opinion, these transactions were carried out on normal commercial terms in the ordinary course of business.

	Note	2003 RMB'000	2002 RMB'000
Transactions with Unicom Group and its subsidiaries:			
Interconnection and roaming revenues	(i), (iii)	1,002,702	1,678,637
Interconnection and roaming charges	(ii), (iii)	316,271	331,179
Rental charges for premises, equipment and facilities	(iv)	17,936	17,817
Revenue for leasing of transmission line capacity	(v)	185,086	566,519
Sales of CDMA handsets	(vi)	64,929	487,850
Charges for the international gateway services	(vii)	8,631	15,626
Leasing of satellite transmission capacity	(viii)	26,400	35,153
Purchase of telecom cards	(ix)	1,186,500	877,221
CDMA network capacity lease rental	(x)	3,515,364	891,897
Commission expenses for sales agency services incurred for telecom cards	(xi)	16,175	18,497
Agency fee incurred for procurement of telecommunications equipment	(xii)	17,904	13,992
Rental for the PRC corporate office	(xiii)	–	7,598
Sales of telecommunications equipment	(xiv)	–	16,088

(a) Transactions with Unicom Group and its subsidiaries (continued)

(i) Interconnection revenues represent the amounts received or receivable from Unicom Group for calls from its networks to the Group's networks. Roaming revenues represent revenue for calls made using the Group's networks by Unicom Group's subscribers.

(ii) Interconnection charges are for calls made from the Group's networks to Unicom Group's networks. Roaming expenses represent expenses for calls made by the Group's subscribers using Unicom Group's networks.

(iii) Interconnection settlement between Unicom Group's network and the Group's network is based on standards established from time to time by the MII. In the case of calls between cellular subscribers in different provinces, settlement is based on either the standards established by the MII or an internal settlement arrangement applied by Unicom Group based on their respective internal costs of providing this service. Also, charges for roaming services between the Group and Unicom Group are based on their respective internal costs of providing these services.

(iv) CUCL and Unicom New Century respectively signed service agreements with Unicom Group to mutually lease premises, equipment and facilities from each other. Rentals are based on the lower of depreciation costs and market rates.

(v) Unicom Group leases transmission line capacity from the Group in accordance with the relevant provision of the services agreement. Revenue for leases of transmission line capacity is based on tariffs stipulated by MII from time to time less a discount of up to 10%.

(vi) According to the sales of CDMA handsets agreement entered into between Unicom Group and Unicom Guomai on 1 January 2003, Unicom Group agreed to purchase CDMA mobile phone handsets from Unicom Guomai. The selling price is negotiated on an arm's length basis, which is not lower than the price sold by Unicom Guomai to independent third parties.

(vii) Charges for international gateway services represent the amounts paid or payable to Unicom Group for international gateway services provided for the Group's international long distance networks. The charge for this service is based on the cost of operation and maintenance of the international gateway facilities incurred by Unicom Group, including depreciation, together with a margin of 10% over cost.

(viii) Satellite transmission capacity leasing fees represent the amounts paid or payable to Unicom NewSpace for the use of satellite transmission capacity. The charges are based on the MII regulations then in effect less the applicable discount up to 10% as agreed with Unicom NewSpace.

(ix) The Group signed a service agreement with Unicom Group to purchase SIM cards, UIM cards, Internet protocol phone cards and prepaid rechargeable calling cards from Unicom Group (to be imported by Unicom Xingye) at cost plus a margin to be agreed from time to time, but not to exceed 20%, and subject to appropriate volume discounts.

32. RELATED PARTY TRANSACTIONS (continued)

(a) Transactions with Unicom Group and its subsidiaries (continued)

(x) According to the CDMA Lease Agreement entered among CUCL, Unicom Group and Unicom New Horizon, Unicom New Horizon agreed to lease the capacity of CDMA network to CUCL covering 9 provinces and 3 municipalities. The lease fee per unit of capacity is calculated on a basis that if full capacity is leased, it would permit Unicom New Horizon to recover its investment in constructing the CDMA network in 7 years, together with an internal return of 8%. In addition, Unicom New Century and Unicom New World have also entered into CDMA capacity lease agreements with Unicom Group and Unicom New Horizon under the acquisition arrangements. The terms of the leasing arrangements are in all material respects the same as those contained in the CDMA Lease Agreement entered into by CUCL (see Note 33 for details).

(xi) Unicom International provided sales agency services such as selling of telecommunications cards, leased lines and transfer calls to the Group. The commission expenses are charged based on contractual prices which approximated market rates.

(xii) The Group signed a service agreement with Unicom I/E Co., in which Unicom I/E Co. agreed to provide equipment procurement services to the Group. Unicom I/E Co. charges the Group 0.7% of the value of imported equipment and 0.5% of the value of domestic equipment for such services.

(xiii) CUCL signed a rental agreement with Beijing Xingye, under which Beijing Xingye leases office premises to CUCL at its PRC corporate office. Monthly rental is calculated on the basis of US$ 20 per square meter. This rental agreement was terminated in September 2002.

(xiv) Based on a resolution passed by the shareholders of Unicom Guomai on 23 April 2002, Unicom Guomai agreed to sell telecommunications equipment to certain branches of Unicom Group, these contracts were obtained by Unicom Guomai through a tendering process and the contract prices were negotiated on an arm's length basis.

(xv) Unicom Group is the registered proprietor of the "Unicom" trademark in English and the trademark bearing the "Unicom" logo, which are registered at the PRC State Trademark Bureau. Pursuant to an exclusive PRC trademark license agreement entered into between Unicom Group and CUCL, CUCL and its affiliates are granted the right to use these trademarks on a royalty free basis for an initial period of 5 years, renewable at CUCL's option.

As part of the acquisition arrangements of Unicom New Century and Unicom New World, Unicom New Century and Unicom New World entered into PRC trademark license agreement with Unicom Group respectively. Unicom New Century and Unicom New World are granted the right to use these trade mark on a royalty free bases for an initial period of 10 years, renewable for another 10 years at Unicom New Century and Unicom New World's options.

(xvi) According to the Multiple Service Agreement (the "Agreement") signed between the Group and Unicom Paging Limited ("Unicom Paging", a subsidiary of Unicom Group) dated 1 August 2001, the Group and Unicom Paging agree to share the right to use the other party's logo and trademark in the paging business at no cost. In addition, the Agreement also specifies the basis of allocating common expenses incurred by each party for any shared resources and facilities. For the years ended 31 December 2003 and 2002, the amount of common expenses involved was insignificant.

32. RELATED PARTY TRANSACTIONS (continued)

(b) *Amounts due from and to related parties/Unicom Group*

Amounts due from and to related parties or Unicom Group are unsecured, non-interest bearing, repayable on demand and arise in the ordinary course of business in respect of transactions with Unicom Group or the subsidiaries of Unicom Group as described in (a) above.

(c) *Amount due to Unicom Group*

	The Group	
	2003 RMB'000	2002 RMB'000
Due to Unicom Group, beginning of year	562,633	947,934
Interconnection and roaming revenues	(1,002,702)	(1,678,637)
Interconnection and roaming charges	316,271	331,179
Revenue for leasing of transmission line capacity and premises and facilities	(185,086)	(566,519)
Rental charges for premises, equipment and facilities	17,936	17,817
Sales of CDMA mobile handsets	(64,929)	(487,850)
Charges for the international gateway services	8,631	15,626
Network construction costs paid by Unicom Group for CUCL of fixed-line networks	–	112,474
Settlement made during the year	224,158	1,032,163
Proceeds receivable from sale of Guoxin Paging	(450,000)	–
Amounts due to Unicom Group by Unicom New Century	–	838,446
Amounts due to Unicom Group by Unicom New World	1,005,135	–
Due to Unicom Group, end of year	432,047	562,633

(d) *Short-term loans from Unicom Group*

As of 31 December 2002, short-term loans from Unicom Group represented loans provided by Unicom Group to relevant branches of Unicom New Century to finance the operations of the Cellular Business. These loans were borrowed by Unicom Group from banks at the interest rate of 4.54%. These bank loans were identified as attributable to the relevant branches of Unicom New Century based on the amount of funds actually utilised by the relevant branches of Unicom New Century. The corresponding interest expenses were also charged to these relevant branches based on funds actually utilised. All these loans were guaranteed by Unicom Group. As of 31 December 2003, such loans have already been fully repaid by the Group.

(e) *Bank loans guaranteed by Unicom Group*

As of 31 December 2003, the Group had approximately RMB11,604 million (2002: RMB12,635 million) of long-term bank loans and approximately RMB70 million (2002: RMB463 million) of short-term bank loans guaranteed by Unicom Group.

33. LEASING OF CDMA NETWORK CAPACITY

In November 2001, CUCL entered into a CDMA capacity lease agreement (the "CDMA Lease Agreement") with Unicom Group and Unicom New Horizon. Pursuant to the CDMA Lease Agreement, Unicom New Horizon agreed to lease the capacity of CDMA network to CUCL covering 9 provinces and 3 municipalities.

Major terms of the CDMA Lease Agreement include the following:

- CUCL has the exclusive right to lease and operate the CDMA network capacity in the above regions;
- The term of the CDMA Lease Agreement is for an initial period of 1 year (the "Initial Lease Term"), renewable for further one year terms at the option of the CUCL;
- The lease fee per unit of capacity is calculated on a basis that if full capacity is leased, it would permit Unicom New Horizon to recover its investment in constructing the CDMA network in 7 years, together with an internal return of 8%;
- CUCL has the option to add or reduce the capacity leased by giving specified period of advance notice. There is no minimum requirement on the network capacity to be leased beyond the Initial Lease Term; and
- CUCL has the option to purchase the network assets. The acquisition price will be negotiated between CUCL and Unicom New Horizon, based on the appraised value of the network determined by an independent appraiser, provided that it will not exceed such price as would, add together with any lease payments made previously, enable Unicom New Horizon to recover its investment with an internal rate of return of 8%.

Commencement of the CDMA Lease Agreement was conditional upon, among others, the testing and initial acceptance and delivery of phase I of the CDMA network and the receipt of all necessary government approvals. Upon the fulfillment of all the conditions precedent to the commencement of the CDMA Lease Agreement, the Initial Lease Term commenced on 8 January 2002. This lease arrangement has been accounted for as an operating lease of the network capacities. On 8 January 2003, CUCL renewed the CDMA Lease Agreement with Unicom New Horizon for a further one year.

In addition, as part of the acquisition arrangements of Unicom New Century and Unicom New World, Unicom New Century and Unicom New World have also entered into CDMA capacity lease agreements with Unicom Group and Unicom New Horizon in November 2002 and November 2003 respectively. The terms of these leasing arrangements are in all material respects the same as those contained in the CDMA Lease Agreement entered into by CUCL as described above except for the leased capacity. Under these lease agreemtents, Unicom New Horizon agreed to lease the capacity of CDMA network to Unicom New Century covering 6 provinces, 2 autonomous regions and 1 municipality and to Unicom New World covering 6 provinces and 3 autonomous regions.

34. TRANSACTIONS WITH DOMESTIC CARRIERS

The Group's telecommunications networks depend, in large part, on interconnection with domestic carriers' public switched telephone network and on transmission lines leased from major domestic carriers. Major domestic carriers include China Telecommunications Corporation and its subsidiaries ("China Telecom"), China Mobile Communications Corporation and its subsidiaries ("China Mobile") and China Network Communication Group Corporation and its subsidiaries ("China Netcom").

(a) *Transactions with domestic carriers*

The following is a summary of significant transactions with domestic carriers in the ordinary course of business:

	Note	2003 RMB'000	2002 RMB'000
Interconnection revenue	(i)	1,647,221	771,751
Interconnection charges	(i)	5,301,792	2,666,186
Leased line revenue	(ii)	218,974	–
Leased line charges	(ii)	722,684	680,508

Note:

(i) *The interconnection revenue and charges mainly represent the amounts due from or to domestic carriers for telephone calls made between the Group's networks and the public switched telephone network of domestic carriers. The interconnection settlements are calculated in accordance with interconnection agreements reached between the branches of the Group and domestic carriers on a provincial basis. The terms of these agreements are set in accordance with the standard settlement arrangement stipulated by the MII.*

(ii) *Leased line charges are paid or payable to domestic carriers by the Group for the leasing of transmission lines. At the same time, the Group leases transmission line to domestic carriers and leased line rental income represents the amount received or receivable from them. The charges are calculated at a fixed charge per line, depending on the number of lines being used by the Group and domestic carriers.*

132

34. TRANSACTIONS WITH DOMESTIC CARRIERS (continued)

(b) Amounts due from and to domestic carriers

	The Group	
	2003 RMB'000	2002 RMB'000
Amounts due from domestic carriers		
– Receivable for Interconnection revenue and leased line revenue	184,729	260,578
– Less: Provision for doubtful debts	(116)	(49,116)
	184,613	211,462
Amounts due to domestic carriers		
– Payables for interconnection charges and leased lines changes	778,841	1,123,580
Long-term payable due to domestic carriers		
– Payables for obligations under finance leases:		
– Current portion of obligations under finance leases	25,435	16,793
– Obligations under finance leases	99,719	101,302
	125,154	118,095

All amounts due from and to domestic carriers were unsecured, non-interest bearing and repayable within one year.

Long-term payable for obligations under finance lease was related to the leasing of certain subsea transmission cables from a domestic carrier for a period of 25 years (see Note 29).

35. SEGMENT INFORMATION

Operating segments represent components of an enterprise regarding which separate financial information is available for regular evaluation by the chief operating decision maker, or decision making group, when considering how to allocate resources and in assessing performance.

The Group organises its business segments based on the various types of telecommunications services provided to customers in the PRC. The major business segments operated by the Group are classified as below:

- GSM Business — the provision of GSM telephone and related services;
- CDMA Business — the provision of CDMA telephone and related services, through a leasing arrangement of CDMA network capacities from Unicom New Horizon (see Note 33);
- Data and Internet Business — the provision of domestic and international data, Internet and other related services;
- Long Distance Business — the provision of domestic and international long distance and other related services; and
- Paging Business — the provision of paging and related services.

The Paging Business was sold to Unicom Group on 31 December 2003 (see Note 5).

The operating segments are managed separately because each operating segment represents a strategic business unit that provides various kinds of telecommunication services. All the operating segments of the Group have been aggregated into the above reportable segments since they are expected to exhibit similar future economic characteristics under central management at separate locations.

The Group's primary measure of segment results is based on segment profit or loss before taxation.

35. SEGMENT INFORMATION (continued)

(a) Business segments

2003

	GSM Business RMB'000	CDMA Business RMB'000	Internet and Data Business RMB'000	Long Distance Business RMB'000	Paging Business RMB'000	Unallocated amounts RMB'000	Elimination RMB'000	Total RMB'000
Operating revenue (Turnover):								
Usage fee	29,072,249	11,671,523	2,443,610	1,148,040	—	—		44,335,422
Monthly fee	7,042,299	3,488,411	9,085	—	612,999	—		11,152,794
Interconnection revenue	1,926,907	607,830	361,514	365,724	1,654	—		3,263,629
Leased lines rental	—	—	420,433	701,549	—	—		1,121,982
Other revenue	2,262,156	855,754	202,441	57,835	788,400	—		4,166,586
Total services revenue	40,303,611	16,623,518	3,437,083	2,273,148	1,403,053	—		64,040,413
Sales of telecommunications products	862,777	1,956,452	7,814	14,914	753,955	—		3,595,912
Total operating revenue from external customers	41,166,388	18,579,970	3,444,897	2,288,062	2,157,008	—		67,636,325
Intersegment revenue	41,057	41,725	1,826,222	866,728	230,075	—	(3,005,807)	—
Total operating revenue	41,207,445	18,621,695	5,271,119	3,154,790	2,387,083	—		67,636,325
Operating expenses:								
Leased lines and network capacities	(339,410)	(3,576,498)	(294,888)	(78,027)	(80,084)	—	48,525	(4,320,382)
Interconnection charges	(5,478,520)	(1,684,749)	(732,210)	(752,521)	—	—	2,727,207	(5,920,793)
Depreciation and amortisation	(13,117,906)	(306,754)	(1,305,239)	(419,346)	(1,144,922)	(5,650)	(85,476)	(16,385,293)
Personnel	(2,605,475)	(660,894)	(525,726)	(333,051)	(415,554)	(33,846)		(4,574,546)
Selling and marketing	(4,605,600)	(9,141,877)	(883,495)	(405,904)	(126,018)	—	6,059	(15,156,835)
General, administrative and other expenses	(5,571,493)	(1,363,927)	(761,405)	(462,081)	(916,418)	(37,550)	489	(9,112,385)
Cost of telecommunications products sold	(765,926)	(2,177,168)	(22,250)	(4,231)	(907,697)	—	225,227	(3,652,045)
Total operating expenses	(32,484,330)	(18,911,867)	(4,525,213)	(2,455,161)	(3,590,693)	(77,046)		(59,122,279)
Operating profit (loss)	8,723,115	(290,172)	745,906	699,629	(1,203,610)	(77,046)		8,514,046
Loss on sale of discontinued operation (Guoxin Paging)							(663,279)	(663,279)
								7,850,767
Interest income	58,006	7,013	4,589	3,400	9,099	106,734	(15,808)	173,033
Finance costs	(1,754,050)	(32,078)	(62,791)	(56,946)	(5,238)	(40,727)	15,808	(1,936,022)
Other (expense) income, net	(21,609)	3,680	(4,741)	1,488	39,868	(10,615)		8,071
Segment profit (loss) before taxation and minority interest	7,005,462	(311,557)	682,963	647,571	(1,159,881)	(21,654)		6,095,849
Profit before taxation								6,095,849
Taxation								(1,888,381)
Profit after taxation								4,207,468
Minority interests								9,629
Profit attributable to shareholders								4,217,097
Other information:								
Provision for doubtful debts	1,116,523	397,810	125,676	75,870	34,008	—		1,749,887
Impairment loss recognised in the income statement	—	—	—	—	528,038	—		528,038
Capital expenditures for segment assets (1)	8,906,166	—	4,128,985	2,555,252	35,126	4,129,690		19,755,219

2002

	GSM Business RMB'000	CDMA Business RMB'000	Internet and Data Business RMB'000	Long Distance Business RMB'000	Paging Business RMB'000	Unallocated amounts RMB'000	Elimination RMB'000	Total RMB'000
Operating revenue (Turnover):								
Usage fee	20,274,987	2,231,050	2,069,415	1,223,051	—	—		25,798,503
Monthly fee	4,169,129	713,483	9,478	—	1,912,786	—		6,804,876
Interconnection revenue	1,709,771	184,296	348,248	664,302	113,123	—		3,019,740
Leased lines rental	—	—	274,274	873,054	—	—		1,147,328
Other revenue	1,234,038	96,518	91,624	5,316	135,279	—		1,562,775
Total services revenue	27,387,925	3,225,347	2,793,039	2,765,723	2,161,188	—		38,333,222
Sales of telecommunications products	721,100	423,057	5,631	13,258	1,080,257	—		2,243,303
Total operating revenue from external customers	28,109,025	3,648,404	2,798,670	2,778,981	3,241,445	—		40,576,525
Intersegment revenue	—	—	559,888	682,423	731,009	—	(1,973,320)	—
Total operating revenue	28,109,025	3,648,404	3,358,558	3,461,404	3,972,454	—		40,576,525
Operating expenses:								
Leased lines and network capacities	(205,374)	(932,994)	(221,028)	(93,079)	(136,024)	—	5,244	(1,583,255)
Interconnection charges	(3,386,592)	(279,440)	(408,843)	(555,470)	—	—	1,400,705	(3,229,640)
Depreciation and amortisation	(8,322,549)	(100,902)	(697,188)	(687,420)	(1,442,836)	(4,829)		(11,255,724)
Personnel	(1,780,173)	(281,243)	(396,150)	(290,977)	(555,261)	(31,414)		(3,335,218)
Selling and marketing	(2,663,531)	(2,126,475)	(651,594)	(305,505)	(238,640)	—	4,797	(5,980,948)
General, administrative and other expenses	(3,370,938)	(506,715)	(590,531)	(501,657)	(597,427)	(65,726)	1,144	(5,631,850)
Cost of telecommunications products sold	(744,640)	(408,791)	(11,299)	(5,049)	(1,626,157)	—	559,730	(2,236,206)
Total operating expenses	(20,473,797)	(4,636,560)	(2,976,633)	(2,439,157)	(4,596,345)	(101,969)		(33,252,841)
Operating profit (loss)	7,635,228	(988,156)	381,925	1,022,247	(623,891)	(101,969)		7,323,684
Loss on sale of discontinued operation (Guoxin Paging)								—
								7,323,684
Interest income	48,503	4,146	4,525	5,516	17,374	390,218		470,282
Finance costs	(1,287,443)	(47,979)	(72,864)	(48,789)	(8,348)	(9,018)		(1,474,441)
Other (expense) income, net	(46,889)	(10)	(2,562)	(152)	24,993	8,261		(16,359)
Segment profit (loss) before taxation and minority interest	6,349,399	(1,031,999)	311,024	978,822	(589,872)	287,492		6,303,166
Profit before taxation								6,303,166
Taxation								(1,720,205)
Profit after taxation								4,582,961
Minority interests								15,252
Profit attributable to shareholders								4,598,213
Other information:								
Provision for doubtful debts	802,914	42,050	70,922	46,124	9,979	—		971,989
Impairment loss recognised in the income statement	—	—	—	38,797	—	—		38,797
Capital expenditures for segment assets (1)	7,899,442	—	3,247,507	3,343,330	208,460	4,236,036		18,934,775

As of 31 December 2003

	GSM Business RMB'000	CDMA Business RMB'000	Internet and Data Business RMB'000	Long Distance Business RMB'000	Unallocated amounts RMB'000	Elimination RMB'000	Total RMB'000
Total segment assets	104,430,531	4,717,167	8,611,873	19,061,967	63,234,534	(50,218,142)	149,837,930
Total segment liabilities	56,837,496	6,561,772	3,975,293	6,918,025	5,929,854	—	80,222,440

As of 31 December 2002

	GSM Business RMB'000	CDMA Business RMB'000	Internet and Data RMB'000	Long Distance Business RMB'000	Paging Business RMB'000	Unallocated amounts RMB'000	Elimination RMB'000	Total RMB'000
Total segment assets	97,888,808	5,724,427	7,081,704	13,876,837	8,410,871	58,016,167	(41,370,609)	149,628,205
Total segment liabilities	67,666,655	5,788,290	2,785,794	3,826,692	2,205,343	136,639	—	82,409,413

(1) *Capital expenditures classified under "unallocated amounts" represent capital expenditures on common facilities, which benefit all business segments.*

35. SEGMENT INFORMATION (continued)

(b) *Geographical segments*

The Group's services users are mainly in the PRC. There is no other geographical segment with segment revenue from external customers equal to or greater than 10% of total consolidated revenue from sales to all external customers.

Although the Group has its corporate headquarters in Hong Kong, a substantial portion of the Group's non-current assets (including property, plant and equipment and other assets) are situated in mainland China, as the Group's principal activities are conducted in the PRC. For the year ended 31 December 2003, substantially all capital expenditures were incurred to acquire assets located in the mainland China. There is no other geographical segment with segment assets equal to or greater than 10% of the total assets of all geographical segments.

(c) *Discontinued operation*

The subsidiary that carried out the Paging Business, Guoxin Paging, was disposed of on 31 December 2003, which has been reported as a discontinued operation (see Note 5).

36. FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets of the Group include bank balances and cash, short-term bank deposits, trading securities, accounts receivable, prepayment and other current assets, amounts due from related parties and domestic carriers. Financial liabilities of the Group include accounts payable and accrued liabilities, bank loans, lease payables and amounts due to related parties and domestic carriers.

Bank balances and cash and short-term bank deposits denominated in foreign currencies as summarised below, have been translated to RMB at the applicable rates quoted by the People's Bank of China as of 31 December 2003.

	The Group					
	2003			2002		
	Original currency '000	Exchange rate	RMB equivalent RMB'000	Original currency '000	Exchange rate	RMB equivalent RMB'000
Bank balances and cash						
– denominated in HK$	19,126	1.06	20,382	1,103,579	1.06	1,170,787
– denominated in US dollars	81,888	8.27	677,764	785,328	8.27	6,497,476
Sub-total			698,146			7,668,263
Short-term deposits:						
– denominated in HK$	–	1.06	–	1,697,414	1.06	1,800,786
– denominated in US dollars	110,285	8.27	912,794	365,047	8.27	3,020,321
Sub-total			912,794			4,821,107
Total			1,610,940			12,489,370

36. FAIR VALUE OF FINANCIAL INSTRUMENTS *(continued)*

The Group did not have and does not believe it will have any difficulty in exchanging its foreign currency cash into RMB at the exchange rates quoted by the People's Bank of China. The carrying amounts of the Group's bank balances and cash, short term bank deposits, other current financial assets and liabilities approximated their fair value as of 31 December 2003 due to the nature or short maturity of those instruments.

The carrying amounts of receivables and payables which are all subject to normal trade credit terms approximate their fair values.

The fair value of trading securities is estimated by reference to their quoted market price at the balance sheet date.

Investment securities are measured at cost as there is no quoted marked price in an active market and whose fair value cannot be reliably measured.

The carrying amounts of long-term bank loans approximate their fair values based on prevailing market borrowing rates available for comparable bank loans with similar terms and maturities.

37. CONTINGENCIES AND COMMITMENTS

(a) Capital commitments

As of 31 December 2003 and 2002, the Group had capital commitments, mainly in relation to the construction of telecommunications networks, as follows:

	The Group			
	2003			2002
	Land and buildings RMB'000	Equipment RMB'000	Total RMB'000	Total RMB'000
Authorised and contracted for	523,031	6,188,907	6,711,938	6,262,219
Authorised but not contracted for	210,040	985,122	1,195,162	2,636,155
Total	733,071	7,174,029	7,907,100	8,898,374

As of 31 December 2003, approximately RMB83 million (2002: RMB385 million) of capital commitment outstanding was denominated in US dollars (equivalent to US$10 million (2002: US$47 million)).

37. CONTINGENCIES AND COMMITMENTS (continued)

(b) *Operating lease commitments*

As of 31 December 2003 and 2002, the Group had total future aggregate minimum operating lease payments under operating leases as follows:

	The Group				
	2003				2002
	Land and buildings RMB'000	Equipment RMB'000	CDMA network capacities RMB'000	Total RMB'000	Total RMB'000
Leases expiring :					
– not later than one year	476,663	144,830	6,528,530	7,150,023	3,631,575
– later than one year and not later than five years	1,130,260	260,860	–	1,391,120	1,413,864
– later than five years	837,825	116,092	–	953,917	1,131,167
Total	2,444,748	521,782	6,528,530	9,495,060	6,176,606

As of 31 December 2003 and 2002, the Company had total future aggregate minimum operating lease payments under operating leases as follows:

	The Company	
	2003	2002
	Total office premises RMB'000	Total RMB'000
Leases expiring :		
– not later than one year	4,778	7,647
– later than one year and not later than five years	7,384	6,066
– later than five years	–	–
Total	12,162	13,713

(c) *Commitment to purchase CDMA handsets*

As of 31 December 2003, the Group committed to purchase CDMA handsets amounted to approximately RMB920 million (2002: RMB870 million).

38. EVENTS AFTER BALANCE SHEET

CUCL signed an agreement with 11 financial institutions for a long-term syndicated loan of USD0.5 billion (the "Facility") on 25 February 2004 to finance working capital and network construction expenditure. The Facility was repayable in 3 years and carried an interest rate of 0.40% over US dollar LIBOR per annum . CUCL has utilised USD0.2 billion of the Facility on 25 March 2004.

39. COMPARATIVE FIGURES

Certain comparative figures have been adjusted to reflect the retrospective adjustment of deferred tax assets in accordance with SSAP 12 adopted in current year.

40. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the board of directors on 25 March 2004.

The consolidated financial statements of the Group prepared under HK GAAP differ in certain material respects from those prepared under generally accepted accounting principles in the United States of America ("US GAAP"). Significant differences between HK GAAP and US GAAP are summarised below:

(A) EFFECT OF THE ACQUISITIONS OF ENTITIES UNDER COMMON CONTROL

Under HK GAAP, the Group has adopted the purchase method of accounting to account for the acquisitions of Unicom New Century and Unicom New World (the "Acquisitions") on 31 December 2002 and 2003 respectively. Under the purchase method, the operating results of these acquired subsidiaries have been included in the consolidated income statements of the Group after the Acquisitions were effective. The excess of the purchase consideration over the fair values of the separately indentifiable net assets acquired has been recorded as goodwill, which is amortised using the straight-line method over a period of 20 years.

As the Group, Unicom New Century and Unicom New World were under the common control of Unicom Group prior to the Acquisitions, these Acquisitions are considered as a transfer of businesses under common control and the acquired assets and liabilities are accounted for at historical cost under US GAAP. Furthermore, the consolidated financial statements prepared under US GAAP for all periods presented have been retroactively restated as if Unicom New Century and Unicom New World were always part of the Group. The cash considerations paid by the Company are treated as capital distribution in the respective years of the acquisitions. Goodwill arising from the acquisitions and the related amortisation of goodwill recognised under HK GAAP have been reversed under US GAAP. Transaction costs, which are capitalised as part of the cost of investment under HK GAAP, have been expensed in full under US GAAP.

(B) EFFECT OF THE DISPOSAL OF ENTITY UNDER COMMON CONTROL

Under HK GAAP, the sale of Guoxin Paging has been accounted for as a sale of discontinued operation by the Group. The difference between the sale proceeds and the carrying amount of net assets of Guoxin Paging as of 31 December 2003 (the effective date of disposal) was recorded as the loss on sale of discontinued operation in the income statement of the Group. The operating results of Guoxin Paging for 2003 were included in the income statement of the Group up to the effective date of the sale.

Under US GAAP, the sale of Guoxin Paging to Unicom Group is considered a transfer of business between entities under common control and accounted for at historical cost of the net assets transferred, after reduction, if appropriate, for an indicated impairment of value (see Note (G)). In addition, under US GAAP, the results of operations of a component or segment of an entity that has been disposed of should be reported in discontinued operations as a separate component of income, separately from continuing operations, in the period in which the disposal occurred and in prior periods. Accordingly, all the operating results of Guoxin Paging have been grouped into and reported in the income statement as "Discontinued operation - Loss from discontinued operation" under US GAAP.

(C) REVENUE AND COSTS RECOGNITION

Under HK GAAP, upfront non-refundable revenue, such as connection fee, is recognised when received upon completion of activation services. Under US GAAP, in accordance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements", upfront non-refundable revenue and the related direct incremental costs incurred are deferred and recognised over the estimated customer service periods. The expected customer service period for the Celluler Business is estimated based on the expected stabilised churn rates. On this basis, the weighted average customer service period based on current estimation considering the prevailing market environment is approximately 4 years (2002: 6 years). The effect of the change of accounting estimate in 2003 was to increase the net profit and earnings per share by approximately RMB70 million and RMB0.006 respectively for the year ended 31 December 2003.

(D) EMPLOYEE HOUSING SCHEMES

Prior to the establishment of Guoxin Paging and CUCL, both China Telecom (the previous owner of Guoxin Paging prior to its restructuring into the Group) and Unicom Group provided housing benefits to qualified employees of the Group to enable them to purchase living quarters at a discount. Under HK GAAP, housing benefits incurred and borne by China Telecom and Unicom Group for these employees were not recognised by the Group. Under US GAAP, the amount of such housing benefits is being recognised as part of the Group's operating expenses over the estimated average service life of the participating employees. The corresponding credits are being accounted for as capital contributions.

(E) DEFERRED TAXATION

Upon the adoption of SSAP 12 in 2003 under HK GAAP, which has been retroactively applied to all periods presented, there is no longer a difference in accounting for deferred taxation between HK GAAP and US GAAP. The remaining adjustments related to deferred taxation represent the deferred tax effects of other US GAAP adjustments.

(F) REVALUATION OF PROPERTY, PLANT AND EQUIPMENT

Under HK GAAP, revaluation surplus in relation to buildings is recorded by the Group as part of the property, plant and equipment. Thereafter, depreciation is provided based on the revalued amounts. Under US GAAP, all property, plant and equipment are stated at historical cost less accumulated depreciation, and prepaid land use rights are stated at the unamortised prepaid amount as part of other assets.

(G) IMPAIRMENT OF GOODWILL AND LONG-LIVED ASSETS

The carrying amounts of property, plant and equipment and goodwill under HK GAAP are reviewed periodically in order to assess whether the recoverable amount has declined below the carrying amount. When such a decline occurs, the carrying amount is reduced to the recoverable amount based on the expected future cash flows generated by the assets discounted to their present value. A subsequent increase in the recoverable amount is written back to the income statement when circumstances and events that led to the write-down or write-off cease to exist.

(G) IMPAIRMENT OF GOODWILL AND LONG-LIVED ASSETS (continued)

(i) *Goodwill*

Under HK GAAP, goodwill is amortised using the straight-line method over the expected beneficial lives of the acquired businesses. Prior to 1 January 2002, the US GAAP treatment was consistent with this. In addition, for the year ended 31 December 2001, although the projected amount of future undiscounted cash flows of certain Paging assets was sufficient to recover the net carrying sufficient amount of goodwill as of 31 December 2001 under US GAAP, the amount of discounted cash flows was not sufficient under HK GAAP. Consequently, for the year ended 31 December 2001, the impairment provision for goodwill recognised under US GAAP was lower than that recognised under HK GAAP by approximately RMB62,948,000.

Starting from 1 January 2002, under US GAAP, upon the adoption of Statements of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"), the Group no longer amortises goodwill but, rather, assesses the goodwill of each identified reporting unit for impairment annually. The adoption of SFAS 142 has resulted in a cumulative effect of accounting change of approximately RMB42,175,000 (net of tax RMB20,773,000) on 1 January 2002 and has been reflected in the condensed income statement for the year ended 31 December 2002 under US GAAP. The subsequent annual impairment assessment of goodwill as at 31 December 2003 and 2002 did not result in any material difference in the fair values. Prior to 1 January 2002, impairment accounting of goodwill under US GAAP was prescribed by Statements of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121").

(ii) *Long-lived assets*

On 1 January 2002, the Company has adopted Statements of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144") which supercedes SFAS 121 and Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations, Reporting the Effects of Disposal of Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions ". SFAS 144 retains the previous accounting for the impairment of long-lived assets to be held and used in operation as prescribed under SFAS 121, but also establishes more restrictive criteria that must be met to classify long-lived assets as held-for sale, and differentiates between long-lived assets that are disposed of by sale from those disposed of other than by sale. SFAS 144 also increases the range of dispositions that qualify for reporting as discontinued operations, and changes the manner in which expected future operating losses from such operations are to be reported.

Under SFAS 144, long-lived assets excluding goodwill are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognised is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets, which is determined based on the estimated future discounted net cash flows expected to be generated by the asset held for continuous use. Assets impaired or to be disposed of are reported at the lower of the carrying amounts or fair values less costs to sell, which result in a new cost basis for the impaired assets. This new cost basis is not to be adjusted for subsequent recoveries in value.

(G) IMPAIRMENT OF GOODWILL AND LONG-LIVED ASSETS (continued)

(ii) Long-lived assets (continued)

Based on the above assessment performed and taking into account of the adoption of SFAS 144, no material differences arose in respect of the timing and the amount of impairment for equipment for the years ended 31 December 2003 and 2002. For the year ended 31 December 2001, although the projected amount of future undiscounted net cash flows was sufficient to recover the net carrying amount of long-lived assets as of 31 December 2001 under US GAAP, the amount of future discounted net cash flows was not sufficient under HK GAAP. Consequently, for the year ended 31 December 2001, the impairment provision for equipment recognised under US GAAP were lower than that recognised under HK GAAP by approxmately RMB12,382,000.

For the year ended 31 December 2003, as described in Note (B) above, the disposal of Guoxin Paging has been treated as a transfer of business between entities under common controls. For this kind of distribution of a business to the owner in a spin-off, a re-assessment of the impairment of the long-lived assets of the business is required while they are classified as "held and used" and prior to the spin-off. An impairment loss would be recognized when the carrying amounts of the long-lived assets of the business as of the effective date of disposal exceeded their fair values. After considering the above impairment assessment, any difference between the disposal consideration and the new carrying values of assets and liabilities of the business is treated contribution by (or distribution to) the owner, as appropriate. Accordingly, an additional provision of impairment loss of the Paging assets amounting to approximately RMB608 million was recorded under US GAAP as at the effective date of the disposal of Guoxin Paging. There was no adjustment to the shareholders' equity since the disposal consideration approximated the new carrying values of the net assets of Guoxin Paging, after taking into consideration the additional impairment provision described above.

(H) SHARE OPTION SCHEME

Under HK GAAP, the proceeds received from the exercise of the share options granted under the fixed award amended Share Option Scheme and Pre-Global Offering Share Option Scheme are to be recognised as an increase to capital upon the exercise of the share options as stated in Note 31 of the financial statements.

Under US GAAP, the Company applies Accounting Principles Board Opinion No. 25 ("APB 25") to account for its fixed award stock options issued to employees. Under APB 25, compensation expense is recorded in the amount of the excess, if any, of the quoted market price of the shares on the date of grant over the exercise price of the options, which is amortised over the vesting period of the option. Since the exercise price of the options granted did not exceed the market price of the underlying stock on the date of grant, no compensation cost for options has been recognised in the reconciliation of net profit to US GAAP. In accordance with SFAS 123, as further amended by Statement of Financial Accounting Standards, No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure"("SFAS 148") which is effective for the year ended 31 December 2002, the required pro forma information to be disclosed is set forth below.

	2003	2002
Net profit:		
As reported (RMB'000)	4,728,423	5,028,416
Less: Total stock-based employee compensation expense determined under fair value based method (RMB'000)	(86,855)	(90,288)
Pro forma (RMB'000)	4,641,568	4,938,128
Basic earnings per share:		
As reported (RMB)	0.377	0.401
Pro forma (RMB)	0.370	0.393
Diluted earnings per share:		
As reported (RMB)	0.376	0.401
Pro forma (RMB)	0.369	0.393
Basic earnings per ADS:		
As reported (RMB)	3.767	4.006
Pro forma (RMB)	3.698	3.934
Diluted earnings per ADS:		
As reported (RMB)	3.762	4.006
Pro forma (RMB)	3.693	3.934

(I) INVESTMENT IN EQUITY SECURITIES

Under HK GAAP, negotiable equity securities including ownership interest in an enterprise, which are intended to be held on a continuing basis, are classified as investment securities and are stated at cost. The carrying amounts of investment securities are written down to reflect any diminution in value expected to be other than temporary. Provisions against the carrying value are reversed when the circumstances and events that led to the write-downs or write-offs cease to exist and if there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

Under US GAAP, equity securities which are not marketable and do not have readily determinable fair values are classified as other investments, which are stated at cost less impairment in value other than temporary. If an impairment in value is judged to be other than temporary, the cost of the investment is written down to its recoverable amount as a new cost basis and the amount of the write-down is included in the income statement. The new cost basis is not changed for subsequent recoveries in value.

During the years ended 31 December 2003 and 2002, there was no recovery in the value of investments in equity securities under HK GAAP.

(J) NEW ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standard Board ("FASB") issued Statement of Financial Accounting Standards No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"); Emerging Issues Task Force ("EITF") reached a final consensus on EITF Issue 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" that addresses certain aspects of a vendor's accounting for multiple revenue-generating arrangements ("EITF Issue 00-21"); and FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46R"), which issued to revise the original FASB Interpretation No. 46.

(a) SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities". SFAS 149 is effective for contracts entered into or modified after 30 June 2003. The adoption of SFAS 149 did not have a material effect on the consolidated financial statements of the Group.

(J) NEW ACCOUNTING PRONOUNCEMENTS (continued)

(b) In November 2002, the Emerging Issues Task Force reached a final consensus on EITF Issue 00-21, which addresses certain aspects of a vendor's accounting for multiple revenue-generating arrangements. This Issue addresses when and how an arrangement involving multiple deliverables should be divided into separate units of accounting. Factors to consider in this assessment include whether any of the deliverables are independently functional or sufficiently separable, and if so, whether there is any sufficient evidence of related fair values to account for them separately. Related provisions under EITF Issue 00-21 do not change otherwise applicable revenue recognition criteria. EITF Issue 00-21 also provides additional guidance with respect to (i) the effect of certain customer rights due to vendor nonperformance on the recognition of revenue allocated to delivered units of accounting; (ii) the impact on the measurement and/or allocation of arrangement consideration of customer cancellation provisions and consideration that varies as a result of future actions of the customer or the vendor; and (iii) the recognition of the cost of certain deliverables that are excluded from the revenue accounting for an arrangement. The provisions of this Issue become effective for fiscal periods beginning after 15 June 2003, with early application permitted. The Group is currently reviewing the provisions of EITF Issue 00-21 and does not expect the adoption of this Issue to have a material effect on its results of operations and financial position.

(c) FIN 46R provides guidance on the identification of and financial reporting for entities over which control is achieved through means other than voting rights. Under FIN 46R, an entity is defined as a variable interest entity ("VIE") if the entity (1) lacks sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support from other parties, (2) has equity owners who cannot make significant decisions about the entity's operations, and/or (3) has equity owners that do not absorb the entity's expected losses or returns. FIN 46R requires a variable interest holder to consolidate the VIE if that party will absorb a majority of the expected losses of the VIE, receive a majority of the returns of the VIE, or both. This party is considered the primary beneficiary of the VIE. Furthermore, an enterprise with a variable interest in a VIE shall treat the variable interests in that same VIE held by its related parties as its own interests. In the case where two or more related parties hold variable interests in the same VIE, then the party, within the related party group, that is most closely associated with the variable interest entity is the primary beneficiary. For VIEs created after 31 January 2003, FIN 46R is effective immediately. For VIEs that qualify as special purpose entities, as defined in FIN 46R, the Group must adopt provisions of FIN 46R on 1 January 2004, and for all other VIEs created before 31 January 2003, the Group must adopt FIN 46R on 31 December 2004.

The Company has adopted FIN 46R as of 31 December 2003. As of 31 December 2003, the Company has identified only one VIE in which it holds a variable interest. The name of the VIE is Unicom New Horizon and the form of variable interest held by the Company is a series of lease renewal options. Unicom New Horizon is a 100% owned subsidiary of the Company's controlling shareholder, from which the Group leases its CDMA assets on a capacity-used basis under operating leases, subject to indefinite renewal options. The Company has concluded that its controlling shareholder is the primary beneficiary of Unicom New Horizon, since it absorbs all of Unicom New Horizon's expected losses (through its ownership of 100% of Unicom New Horizon's equity and an unconditional guarantee of 100% of Unicom New Horizon debt) and is indirectly associated with the operations of the leased CDMA assets through its majority ownership of the Company. As such, the adoption of FIN 46R did not have any impact to the Group's consolidated financial statements.

Differences between HK GAAP and US GAAP which affect net profit and earnings per shares of the Group are summarised below:

	Note	2003 RMB'000	2002 RMB'000 As restated
Net profit under HK GAAP	(1)	4,217,097	4,598,213
Impact of US GAAP adjustments:	(2)		
– Effect of acquisition of Unicom New Century	(A)	–	648,006
– Transaction costs for the acquisition of Unicom New Century	(A)	–	(109,221)
– Reversal of goodwill amortisation and recognition of depreciation expenses based on historical cost of property, plant and equipment of Unicom New Century	(A)	88,794	–
– Effect of acquisition of Unicom New World	(A)	350,947	(118,879)
– Transaction costs for the acquisition of Unicom New World	(A)	(49,378)	–
– Deferral of upfront non-refundable revenue	(C)	(1,417,474)	(860,490)
– Amortisation of upfront non-refundable revenue	(C)	1,223,938	526,982
– Deferral of direct incremental cost	(C)	1,417,474	776,387
– Amortisation of direct incremental cost	(C)	(1,071,450)	(435,385)
– Employee housing benefits	(D)	(18,532)	(18,532)
– Reversal of depreciation for revalued property, plant and equipment	(F)	7,485	7,485
– Difference in provision for impairment and disposal loss of Paging Business	(B)	55,078	—
– Reversal of differences in provision for impairment loss of equipment upon depreciation and disopsal	(G)	(3,538)	(3,538)
– Deferred tax effects of US GAAP adjustments	(E)	(72,018)	59,563
– Effect of accounting change: Transitional adjustment of goodwill impairment upon the adoption of SFAS 142 (net of tax RMB20,773,000)	(G)	–	(42,175)
Net profit as restated under US GAAP	(2)	4,728,423	5,028,416

Differences between HK GAAP and US GAAP which affect shareholders' equity of the Group are summarised below:

		The Group	
	Note	2003 RMB'000	2002 RMB'000 As restated
Shareholders' equity under HK GAAP	(1)	69,615,490	66,652,535
Impact of US GAAP adjustments:	(2)		
– Effect of acquisition of Unicom New Century	(A)	(2,052,554)	(2,052,554)
– Transaction costs for the acquisition of Unicom New Century	(A)	(109,221)	(109,221)
– Reversal of goodwill amortisation and recognition of depreciation expenses based on historical cost of property, plant and equipment of Unicom New Century	(A)	88,794	–
– Effect of acquisition of Unicom New World	(A)	(946,370)	497,989
– Transaction costs for the acquisition of Unicom New World	(A)	(49,378)	–
– Deferred upfront non-refundable revenue	(C)	(5,953,520)	(4,536,046)
– Accumulated amortisation of upfront non-refundable revenue	(C)	2,646,464	1,422,526
– Deferred direct incremental cost	(C)	5,037,375	3,619,901
– Accumulated amortisation of direct incremental cost	(C)	(2,088,332)	(1,016,882)
– Reversal of revaluation surplus of property, plant and equipment:			
– Cost	(F)	(82,531)	(176,853)
– Accumulated depreciation	(F)	15,351	30,296
– Reversal of revaluation deficit of fixed assets:			
– Cost	(F)	–	28,000
– Accumulated depreciation	(F)	–	(2,716)
– Differences in cost and depreciation relating to provision for impairment loss of equipment	(G)	–	8,844
– Differences in provision for impairment loss of goodwill	(G)	–	62,948
– Cumulative effect of accounting change: Transitional adjustment of goodwill impairment upon the adoption of SFAS 142	(G)	–	(62,948)
– Non-recognition of recovery of impairment provision of investment securities and associated companies	(I)	–	(17,948)
– Deferred tax effects of US GAAP adjustments	(E)	(209,065)	(132,875)
– Recognition of deferred tax assets in relation to the loss carry forward from a subsidiary	(1), (3)	–	107,299
– Valuation allowance	(1), (3)	–	(107,299)
Shareholders' equity as restated under US GAAP	(2)	65,912,503	64,214,996

Note:

(1) Under HK GAAP, prior to 2003, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purpose and profit as stated in the income statement. A deferred tax asset was not recognised unless the related benefits are expected to crystallise in the foreseeable future. Upon the adoption of SSAP 12 in 2003, deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Taxation rates enacted or substantively enacted at the balance sheet date are used to determine deferred taxation. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. Detail description was set forth in Note 3(a) to the financial statements.

The change in the accounting policy has resulted in an increase of opening retained profits as of 1 January 2003 and 2002 by approximately RMB405,300,000 and RMB373,159,000, respectively, representing the deferred tax assets relating to the provision for doubtful debts previously not recognised. This change has resulted in an increase in deferred tax assets at 1 January 2003 by approximately RMB405,300,000. The profit for the year ended 31 December 2002 has also been increased by approximately RMB32,141,000.

The adoption of SSAP 12 has also resulted in an increase of the deferred tax assets of Unicom New Century as of 31 December 2002 by approximately RMB80,448,000.

Under HK GAAP, the adoption of SSAP 12 in 2003 represents a change in accounting policy which has been applied retrospectively so that the comparatives presented have been restated to conform to the changed policy.

(2) In accordance with the US GAAP accounting as described in Note (A) above, the financial statements under US GAAP for prior periods presented have been retroactively restated to include Unicom New Century and Unicom New World since the beginning of the earliest period presented.

(3) A valuation allowance was recorded against the deferred tax assets in relation to the loss carried forward from a subsidiary prior to 2001 because it is highly uncertain as to whether sufficient future net profit can be generated by the subsidiary to utilise the tax loss within the five-year carried forward period allowed under tax laws of the PRC at that time. The operating loss carry forward expires in various years through 2003, if not utilised. Starting from 2001, with the approval of the state tax bureau, loss incurred by this subsidiary can be set off against taxable net profit of the Group. As of 31 December 2003, deferred tax assets in relation to the loss carried forward from a subsidiary related to the Paging Business was disposed together with the sale of Guoxin Paging.

The following summarised the combining results of operations and the financial positions for the separate entities on a combined basis as of and for the years ended 31 December 2003 and 2002, restated to reflect the impact of the effects of the sale of Guoxin Paging and Acquisitions of entities under common control, which is accounted for at historical cost under US GAAP with prior periods restated as if the entities were always combined, and other differences between HK GAAP and US GAAP.

	The Group (before the acquisition of Unicom New World) RMB'000	Unicom New World RMB'000	Elimination RMB'000	The Group (after the acquisition of Unicom New World) RMB'000
As of/for the year ended 31 December 2003				
Results of operations:				
Operating revenue (Turnover)	65,055,706	8,116,512	(1,213,965)	71,958,253
Net profit from continuing operations	5,719,316	348,762	2,185	6,070,263
Net loss from discontinued operation	(1,341,840)	–	–	(1,341,840)
Net profit	4,377,476	348,762	2,185	4,728,423
Basic earnings per share (RMB)	0.349	–	–	0.377
Financial positions (Note (a)):				
Non-current assets	115,104,870	13,064,550	–	128,169,420
Current assets	20,941,127	2,278,122	(975,965)	22,243,284
Total assets	136,045,997	15,342,672	(975,965)	150,412,704
Non-current liabilities	34,908,769	5,684,779	–	40,593,548
Current liabilities	37,478,355	7,404,263	(975,965)	43,906,653
Total liabilities	72,387,124	13,089,042	(975,965)	84,500,201
Net assets	63,658,873	2,253,630	–	65,912,503
As of/for the year ended 31 December 2002				
Results of operations:				
Operating revenue (Turnover)	45,800,199	5,238,615	(623,566)	50,415,248
Net profit from continuing operations	5,611,683	(116,694)	(2,185)	5,492,804
Net loss from discontinued operation	(422,213)	–	–	(422,213)
Effect of change in accounting policy	(42,175)	–	–	(42,175)
Net profit	5,147,295	(116,694)	(2,185)	5,028,416
Basic earnings per share (RMB)	0.410	–	–	0.401
Financial positions:				
Non-current assets	118,644,755	12,571,854	–	131,216,609
Current assets	31,921,101	2,153,980	(655,797)	33,419,284
Total assets	150,565,856	14,725,834	(655,797)	164,635,893
Non-current liabilities	41,673,150	8,025,450	–	49,698,600
Current liabilities	44,609,442	6,200,210	(653,612)	50,156,040
Total liabilities	86,282,592	14,225,660	(653,612)	99,854,640
Minority interests	566,257	–	–	566,257
Net assets	63,717,007	500,174	(2,185)	64,214,996

Note (a): As described in Note (B) above, Guoxin Paging was sold to Unicom Group effective on 31 December 2003. As a result, the balance sheet of the Group did not include the financial positions of Guoxin Paging as of 31 December 2003.

The following are the condensed income statement, changes in shareholders' equity and cash flow information for the years ended 31 December 2003 and 2002, condensed balance sheets information as of 31 December 2003 and 2002, and additional financial information as of and for the years ended 31 December 2003 and 2002, restated to reflect the effects of the sale of Guoxin Paging and Acquisition of entities under common control which is accounted for at historical cost with retroactive restatement under US GAAP.

CONDENSED INCOME STATEMENT

	Note	2003 RMB'000	2002 RMB'000
Operating revenue (Turnover)	(g)	71,958,253	50,415,248
Operating expenses:			
Leased lines and network capacities	(g)	(4,725,932)	(2,102,165)
Interconnection charges	(g)	(6,119,138)	(3,953,324)
Depreciation and amortisation		(16,746,044)	(14,147,811)
Personnel		(4,644,904)	(3,854,314)
Selling and marketing	(g)	(16,701,625)	(8,118,722)
General, administrative and other expenses	(g)	(9,195,354)	(7,282,553)
Cost of telecommunications products sold	(g)	(3,124,558)	(1,203,367)
Total operating expenses		61,257,555	(40,662,256)
Operating profit from continuing operations		10,700,698	9,752,992
Interest income		169,521	476,353
Finance costs		(2,319,034)	(2,765,835)
Other expenses, net		(29,927)	(45,557)
Profit from continuing operations before taxation, discontinued operation and effect of change in accounting policy		8,521,258	7,417,953
Taxation	(c)	(2,450,995)	(1,925,149)
Net profit before discontinued operation and effect of change in accounting policy		6,070,263	5,492,804
Discontinued operation			
– Loss from discontinued operation		(1,762,222)	(578,389)
– Add: related tax impact		420,382	156,176
Loss from discontinued operation, net of tax		(1,341,840)	(422,213)
Net profit before effect of change in accounting policy		4,728,423	5,070,591
Effect of accounting change:			
– Transitional adjustment of goodwill impairment upon the adoption of SFAS 142		–	(62,948)
– Less: related tax impact	(c)	–	20,773
		–	(42,175)
Net profit		4,728,423	5,028,416

CONDENSED INCOME STATEMENT (continued)

	Note	2003	2002
Basic earnings per share (RMB):			
Earnings per share before discontinued operation and change in accounting policy	(1)	0.484	0.438
Loss from discontinued operation, net of tax		(0.107)	(0.034)
Effect of change in accounting policy, net of tax		–	(0.003)
Net profit	(1)	0.377	0.401
Diluted earnings per share (RMB):			
Earnings per share before discontinued operation and effect of change in accounting policy	(2)	0.483	0.438
Loss from discontinued operation, net of tax		(0.107)	(0.034)
Effect of change in accounting policy, net of tax		–	(0.003)
Net profit	(2)	0.376	0.401
Basic earnings per ADS (RMB):			
Earnings per share before discontinued operation and effect of change in accounting policy	(1), (3)	4.836	4.376
Loss from discontinued operation, net of tax		(1.069)	(0.336)
Effect of change in accounting policy, net of tax		–	(0.034)
Net profit	(1), (3)	3.767	4.006
Diluted earnings per ADS (RMB):			
Earnings per share before discontinued operation and effect of change in accounting policy	(2), (3)	4.830	4.376
Loss from discontinued operation, net of tax		(1.068)	4.376
Effect of change in accounting policy, net of tax		–	(0.034)
Net profit	(2), (3)	3.762	4.006

Note:

(1) *Basic earnings per share before or after discontinued operation and effect of change in accounting policy for the years ended 31 December 2003 and 2002 were computed by dividing the net profit before or after discontinued operation and effect of change in accounting policy for the financial years under US GAAP by the weighted average number of ordinary shares in issue during the years.*

(2) *Diluted earnings per share before or after discontinued operation and effect of change in accounting policy for the years ended 31 December 2003 and 2002 were computed by dividing the net profit before or after discontinued operation and effect of change in accounting policy under US GAAP by the weighted average number of ordinary shares in issue during the years, after adjusting for the effects of the dilutive potential ordinary shares. All potential dilutive shares arose from share options granted (i) under the amended Pre-Global Offering Share Option Scheme; and (ii) under the amended Share Option Scheme as described in Note 31. For 2003, all potential dilutive ordinary shares arose from additional share options granted in 2003 under the amended Share Option Scheme (see Note 31), which if converted to ordinary shares would decrease earnings per share. For 2002, there was no dilution of earnings per share after taking into account of the dilutive effect of the share options. The anti-dilutive shares arising from the share options of approximately 66,573,000 shares (2002: 48,745,000 shares) were not included in the calculation of diluted earnings per share.*

(3) *Basic and diluted earnings per ADS before or after discontinued operation and effect of change in accounting policy were computed by multiplying the earnings per share by 10, which is the number of shares represented by each ADS.*

CONDENSED BALANCE SHEET

	Note	The Group 2003 RMB'000	2002 RMB'000
Non-current assets:			
Property, plant and equipment, net	(a)	118,124,070	118,787,064
Goodwill		–	1,022
Other assets	(b)	9,920,469	11,673,174
Deferred tax assets	(c)	124,881	663,835
Investment securities		–	90,919
Investment in associated companies		–	595
Total non-current assets		128,169,420	131,216,609
Current assets:			
Amounts due from Unicom Group		–	111,206
Current portion of deferred tax assets	(c)	873,849	1,291,650
Amounts due from related parties		263,414	872,048
Amounts due from domestic carriers		184,613	215,545
Prepayments and other current assets	(d)	3,147,777	2,800,140
Inventories		2,169,354	3,532,674
Account receivable		8,960,506	6,663,071
Less: Provision for doubtful debts		(3,488,959)	(1,895,770)
Accounts receivable, net		5,471,547	4,767,301
Trading securities		–	173,939
Short-term bank deposits		912,794	4,825,205
Bank balances and cash		9,219,936	14,829,576
Total current assets		22,243,284	33,419,284
Current liabilities:			
Dividend payable		–	8,448
Payables and accrued liabilities	(e)	17,098,420	22,310,930
Amounts due to Unicom Group		432,047	562,633
Amounts due to related parties		108,891	294,642
Amounts due to domestic carriers		778,841	1,201,277
Current portion of obligations under finance leases		25,435	16,793
Current portion of long-term bank loans	(f)	7,197,877	6,737,684
Taxes payable		623,857	1,307,471
Advances from customers		6,666,086	7,043,442
Short-term loans from Unicom Group		–	1,276,220
Short-term bank loans		10,975,199	9,396,500
Total current liabilities		43,906,653	50,156,040
Net current liabilities		(21,663,369)	(16,736,756)
Total assets less current liabilities		106,506,051	114,479,853

CONDENSED BALANCE SHEET (continued)

	Note	The Group 2003 RMB'000	2002 RMB'000
Financed by:			
Shareholders' equity		65,912,503	64,214,996
Minority interests		–	566,257
Non-current liabilities:			
Long-term bank loans	(f)	36,212,791	45,519,525
Obligations under finance leases		99,719	101,302
Deferred revenue		4,277,761	4,065,265
Other long-term liabilities		3,277	12,508
Total non-current liabilities		40,593,548	49,698,600
Total non-current liability and shareholders' equity		106,506,051	114,479,853

CONDENSED STATEMENT OF CHANGES IN EQUITY

	RMB'000
Balance at 1 January 2002, as previously reported before adjusting for the acquisition of Unicom New World	61,783,297
Adjustment for the acquisition of Unicom New World	100,784
Balance at 1 January 2002, as adjusted for the acquisition of Unicom New World	61,884,081
Net profit for the year ended 31 December 2002	5,028,416
Deemed capital contribution from owner for employee housing benefits	18,532
Contribution from owner	2,083,967
Deemed capital distribution relating to the payment to Unicom Group for the transfer of Unicom New Century	(4,800,000)
Balance at 31 December 2002, as adjusted for the acquisition of Unicom New World	64,214,996
Net profit for the year ended 31 December 2003	4,728,423
Deemed capital contribution from owner for employee housing benefits	18,532
Contribution from owner	1,673,693
Deemed capital distribution relating to the payment to Unicom Group for the transfer of Unicom New World	(3,200,000)
Distribution to owner	(268,999)
Dividend paid	(1,255,300)
Exercise of share options	1,158
Balance at 31 December 2003	65,912,503

CONDENSED CASH FLOW STATEMENT

	The Group	
	2003 RMB'000	2002 RMB'000
Net cash inflows (outflows) from:		
Operating activities	25,991,589	18,214,554
Investing activities	(20,272,030)	(10,256,078)
Financing activities	(11,379,199)	(12,772,555)
Net decrease in cash and cash equivalents	(5,659,640)	(4,814,079)
Cash and cash equivalents, beginning of year	14,829,576	19,643,655
Cash and cash equivalents, end of year	9,169,936	14,829,576
Interest paid (net of amount capitalised)	(2,322,892)	(2,697,644)

SUPPLEMENTAL INFORMATION

Payables to equipment suppliers for construction-in-progress during 2003 decreased by approximately RMB3,799 million (2002: approximately RMB1,502 million).

(a) Property, Plant and Equipment, net

	The Group	
	2003 RMB'000	2002 RMB'000
Buildings	12,800,363	11,276,660
Telecommunication equipment	116,315,865	119,200,606
Office furniture, fixtures and others	4,494,776	5,098,221
Leasehold improvements	1,054,779	1,163,482
Construction-in-progress	21,741,746	21,559,101
	156,407,529	158,298,070
Less: Accumulated depreciation	(38,283,459)	(39,511,006)
	118,124,070	118,787,064

155

(b) Other Assets

	The Group 2003 RMB'000	The Group 2002 RMB'000
Inter-connection facilitates	613,622	641,894
Deferred direct incremental costs	6,465,485	4,911,833
Other	1,588,839	956,739
	8,667,946	6,510,466
Less: Accumulated amortisation	(3,860,502)	(2,332,426)
	4,807,444	4,178,040
Prepaid rental and leased line	1,201,375	1,296,741
Deferred customer acquisition costs of contractual CDMA subscribers	3,911,650	6,198,393
	9,920,469	11,673,174

(c) Taxation

Detailed description of the assessment basis of income tax liability of the Group including CUCL and Unicom New Century were set forth in Note 14 to the financial statements.

The income tax liability of Unicom New World was assessed as follows:

(i) For 2003 and 2002, Unicom Group was assessed for PRC enterprise income tax liability under the relevant tax rules and regulations applicable to state-owned enterprises at the statutory rate of 33% on a consolidation basis as a single entity. The tax provision for Unicom New World was determined on a separate return basis using the same tax policy applicable to Unicom Group. Under this basis, the tax liabilities attributable to Unicom New World were determined as if it were assessed for income tax separately from Unicom Group; and

(ii) Various provincial branches and autonomous regions of Unicom New World were granted a preferential treatment by local tax authorities to assess their enterprise income tax at a tax rate of 15% for 2003 (2002: 15%). The remaining provincial branches, or autonomous regions, were assessed at the standard tax rate of 33%.

The components of income tax are as follows:

	2003 RMB'000	2002 RMB'000
Provision for PRC enterprise income tax of the estimated taxable profit for the year	1,078,030	1,578,591
Deferred taxation	952,583	169,609
	2,030,613	1,748,200

(c) Taxation (continued)

The reconciliation of PRC enterprise income tax at the statutory tax rate of 33% and the effective tax rate actually recorded in the income statement is as follows:

	2003	2002
PRC		
Statutory tax rate of 33%	33.0%	33.0%
Non-deductible expenses:		
– Housing benefits	–	0.1
– Personnel expenses	–	1.7
– Selling and marketing expenses	–	0.2
– Other	0.6	1.0
Additional expenses for tax deductible purposes:		
– Interest on loans from CCF joint ventures	(0.3)	(0.9)
– Depreciation expenses	(0.1)	(0.2)
– Monetary housing benefits	(0.8)	–
Effect of preferential tax rates	(2.1)	(3.2)
Investment tax credits for domestic equipment	–	(4.6)
Increase in opening deferred tax asset resulting from an increase in tax rate	(2.1)	–
Write-off of deferred tax assets previously recognised for Guoxin Paging	1.8	–
Effective PRC income tax rate	30.0%	27.1%
Effective HK income tax rate	–	–
Total overall effective income tax rate	30.1%	25.9%

Effect of preferential tax rates is as follows:

	2003	2002
Aggregate amount (RMB in millions)	143	209
Per share effect (RMB)	0.011	0.017

The movement of deferred tax assets is as follows:

	The Group	
	2003 RMB'000	2002 RMB'000
Balance, beginning of year	1,955,485	2,125,094
Deferred taxation charged to income statement	(952,583)	(190,382)
Deferred taxation relating to sale of Guoxin Paging	(4,172)	—
Deferred taxation relating to effect of change in accounting policy	—	20,773
Balance, end of year	998,730	1,955,485

(c) Taxation (continued)

Deferred taxation represents the taxation effect of the following temporary differences:

	The Group	
	2003 RMB'000	2002 RMB'000
Non-current deferred tax assets:		
Net amount of deferral and amortisation of upfront non-refundable revenue and incremental costs	887,269	1,013,328
Interest on loans from CCF joint ventures	256,673	287,998
Loss arising from terminations of CCF Arrangements	236,249	312,117
Operating loss of a subsidiary prior to 2001 (Note 1)	–	107,299
Provision for impairment loss of property, plant and equipment	4,875	110,075
Provision for impairment loss of goodwill	–	27,620
Provision for doubtful debts of Paging Business	–	38,673
Write-off of other assets	7,563	17,662
Amortisation of retirement benefits	18,549	37,379
Additional depreciation deductible for tax purpose	101,267	171,091
Differences in tax basis of the residual value of the property, plant and equipment	7,608	19,634
Other	24,497	110,453
	1,544,550	2,253,329
Less: Valuation allowance	–	(107,299)
	1,544,550	2,146,030
Non-current deferred tax liabilities:		
Net amount of deferral and amortisation of upfront non-refundable revenue and incremental costs	(1,087,288)	(1,185,131)
Change of depreciation period	(28,268)	(82,978)
Capitalised interest already deducted for tax purposes	(304,113)	(214,086)
	(1,419,669)	(1,482,195)
Net non-current deferred tax assets	124,881	663,835
Current portion of deferred tax assets		
Income tax on advances from customers for telephone cards	261,467	693,830
Write-down of inventory to net realisable value	15,905	31,261
Provision for doubtful debts of Cellular Business	534,839	543,691
Monetary housing benefits	56,826	–
Other	4,812	22,868
	873,849	1,291,650
Total	998,730	1,955,485

Note (1): Refer to Note (3) of shareholders' equity reconciliation table.

(d) Prepayment and Other Current Assets

	The Group	
	2003 RMB'000	2002 RMB'000
Prepaid rental	233,461	85,185
Deposits and prepayments	1,624,874	1,190,597
Interest receivables	4,872	37,780
Advances to employees	164,487	120,408
Deferred customer acquisition costs of contractual CDMA subscribers	535,521	531,551
Others	584,562	834,619
	3,147,777	2,800,140

(e) Payables and Accrued Liabilities

	The Group	
	2003 RMB'000	2002 RMB'000
Payables to contractors and equipment suppliers	11,789,366	15,588,133
Accrued expenses	1,417,750	1,271,852
Payables to telecommunications products suppliers	1,346,784	2,636,330
Customer deposits	1,198,812	916,585
Salary and welfare payables	494,794	842,394
Other	850,914	1,055,636
	17,098,420	22,310,930

(f) Long-term Bank Loans

		The Group	
	Interest rate and final maturity	2003 RMB'000	2002 RMB'000
RMB denominated bank loans	Fixed interest rate ranging from 4.44% to 5.76% (2002: 4.54% to 6.24%) per annum with maturity through 2009 (2002: maturity through 2008)		
– secured		10,622,366	31,516,112
– unsecured		26,994,612	20,741,097
		37,616,978	52,257,209
USD denominated bank loans	Floating interest rate of USD LIBOR plus interest margin of 0.28% to 0.44% per annum with maturity through 2010	5,793,690	–
		43,410,668	52,257,209
Less: Current portion		(7,197,877)	(6,737,684)
		36,212,791	45,519,525

The repayment schedule of the long-term bank loans was as follows:

	The Group	
	2003 RMB'000	2002 RMB'000
Balances due:		
– 2003	–	6,737,684
– 2004	7,197,877	6,656,391
– 2005	15,549,832	25,647,532
– 2006	11,700,060	10,085,831
– 2007	3,020,930	2,838,410
– 2008	4,116,570	291,361
– Thereafter	1,825,399	–
	43,410,668	52,257,209
Less: Portion classified as current liabilities	(7,197,877)	(6,737,684)
	36,212,791	45,519,525

As of 31 December 2003, long-term bank loans denominated in RMB were secured by the following:

(i) Approximately RMB10,622 million (2002: RMB31,516 million) of long-term bank loans were secured by the future service fee revenue to be generated by the cellular operations of the relevant branches. Included in these long-term bank loans, approximately RMB3,600 million (2002: RMB4,931 million) was also guaranteed by Unicom Group;

(ii) Approximately RMB8,004 million (2002: RMB10,497 million) of long-term bank loans were guaranteed by Unicom Group; and

(iii) Approximately RMB50 million (2002: Nil) of long-term bank loans were secured by restricted bank deposits.

(g) **Related Party Transactions**

	2003 RMB'000	2002 RMB'000
Transactions with Unicom Group and its subsidiaries:		
Interconnection and roaming revenues	158,486	34,167
Interconnection and roaming charges	52,294	50,132
Rental charges for premises, equipment and facilities	17,936	21,601
Revenue for leasing of transmission line capacity	10,717	12,557
Sales of CDMA handsets	23,484	6,129
Charges for the international gateway services	8,631	15,626
Leasing of satellite transmission capacity	26,400	35,153
Purchase of telecom cards	1,326,641	1,391,811
CDMA network capacity lease rental	3,909,148	1,299,286
Commission expenses for sales agency services incurred for telecom cards	16,175	18,497
Agency fee incurred for procurement of telecommunications equipment	20,705	19,634
Rental for the PRC corporate office	–	7,598
Sales of telecommunications equipment	–	16,088

Detail description of the nature and terms of the related party transactions are set forth in Note 32 of this financial statements.

MOVEMENT OF SIGNIFICANT PROVISIONS

(a) Provision for deferred taxation valuation allowance was analysed as follows:

	The Group	
	2003 RMB'000	2002 RMB'000
Balance, beginning of year	107,299	107,299
Provision for the year	–	–
Disposal of Guoxin Paging	(107,299)	–
Balance, end of year	–	107,299

(b) Provision for doubtful debts was analysed as follows:

	The Group	
	2003 RMB'000	2002 RMB'000
Balance, beginning of year	1,895,770	1,370,027
Provision for the year	2,016,106	1,395,699
Written-off for the year	(358,253)	(869,956)
Disposal of Guoxin Paging	(64,664)	–
Balance, end of year	3,488,959	1,895,770

(c) *Other than those described in the above notes, there was no other significant movement of provisions for the years* ended 31 December 2003 and 2002.

COMPREHENSIVE INCOME STATEMENT

According to SFAS No.130 "Reporting of Comprehensive Income", certain items shown as components of common equity must be more prominently reported in a separate statement as components of comprehensive income. For the years ended 31 December 2003 and 2002, apart from the net profit, there was no other comprehensive income which should be included in the statement of comprehensive income.

SHARE OPTION SCHEME

As disclosed in Note 31, information relating to the share options outstanding under the amended Pre-Global Offering Share Option Scheme and Share Option Scheme as of 31 December 2003 and 2002 is as follows:

	2003		2002	
	Options outstanding	Weighted average exercise price HK$	Options outstanding	Weighted average exercise price HK$
Outstanding, beginning of year	69,868,600	10.66	33,840,600	15.42
Granted during the year	105,956,000	4.30	36,028,000	6.18
Exercised during the year	(176,000)	6.18	–	–
Cancelled during the year	(3,281,200)	12.26	–	–
Outstanding, end of year	172,367,400	6.72	69,868,600	10.66

As of 31 December 2003, 45,947,320 share options (2002: 33,840,600 share options) were exercisable and the weighted average exercise price was HK$6.72 (2002: HK$15.42). Also, as of 31 December 2003, weighted average remaining contractual life of the options outstanding was approximately 5.5 years (2002: approximately 6.5 years).

The SFAS 123 method of accounting is based on several assumptions and should not be viewed as indicative of the operation of the Company in future periods. The estimated fair value of each option granted to the employees of the Group on the date of grant is estimated to be HK$1.26 and HK$2.48 for 2003 and 2002 respectively using the Black-Scholes option pricing method with the assumptions as follows:

	2003	2002
Estimated fair value (in HK dollars)	HK$1.26	HK$2.48
Risk free interest rate	3%	3%
Expected life (in years)	3	5
Expected dividend yield	2%	0%
Volatility	35%	41%

Had the compensation costs for the plans been determined based on the estimated fair value at the grant dates for awards under the plan consistent with the method of SFAS 123, the Group's net profit and earnings per share under US GAAP on a pro forma basis for the years ended 31 December 2003 and 2002 are disclosed in the aforementioned Note H.

For the Five-Years ended 31 December 2003

(Expressed in million of RMB, excpet per share data and per ADS information)

Selected financial summary, including selected income statement data and balance sheet data for relevant years presented below, were prepared in accordance with HK GAAP.

RESULTS

Selected Income Statement Data

	2003	2002 As restated	2001 As restated	2000 As restated	1999 As restated
Operating revenue (Turnover):					
GSM Business	40,304	27,388	20,505	12,188	5,314
CDMA Business	16,623	3,224	–	–	–
Data, Internet and Long Distance Business	5,710	5,559	3,309	1,096	79
Paging Business	1,403	2,161	4,342	8,483	9,047
Total service revenue	64,040	38,332	28,156	21,767	14,440
Sales of telecommunications products	3,596	2,244	1,237	1,925	3,010
Total operating revenue	67,636	40,576	29,393	23,692	17,450
Operating expenses:					
Leased lines and network capacities	(4,320)	(1,583)	(853)	(1,158)	(1,099)
Interconnection charges	(5,921)	(3,230)	(2,073)	(1,380)	(693)
Depreciation and amortisation	(16,385)	(11,256)	(8,262)	(5,734)	(3,691)
Personnel	(4,575)	(3,335)	(2,487)	(1,770)	(1,713)
Selling and marketing	(15,157)	(5,981)	(3,613)	(2,492)	(1,557)
General, administrative and other expenses	(9,112)	(5,632)	(5,499)	(3,743)	(2,587)
Cost of telecommunications products sold	(3,652)	(2,236)	(1,342)	(2,193)	(3,294)
Total operating expenses	(59,122)	(33,253)	(24,129)	(18,470)	(14,634)
Operating profit	8,514	7,323	5,264	5,222	2,816
Loss on sale of discontinued operation (Guoxin Paging)	(663)	–	–	–	–
	7,851	7,323	5,264	5,222	2,816
Net financial (charges) income	(1,763)	(1,004)	180	395	(704)
Loss arising from terminations of CCF Arrangements	–	–	–	(1,194)	(224)
Other income (expenses), net	8	(16)	19	59	(129)
Profit before taxation	6,096	6,303	5,463	4,482	1,759
Taxation	(1,888)	(1,720)	(896)	(1,014)	(468)
Profit after taxation	4,208	4,583	4,567	3,468	1,291
Minority interests	9	15	35	(144)	(364)
Profit attributable to shareholders	4,217	4,598	4,602	3,324	927
Basic earnings per share (RMB)	0.336	0.366	0.367	0.297	0.095
Diluted earnings per share (RMB)	0.336	0.366	0.367	0.297	0.095
Basic earnings per ADS (RMB)	3.359	3.663	3.666	2.966	0.953
Diluted earnings per ADS (RMB)	3.355	3.663	3.666	2.966	0.953

Selected Balance Sheet Data

	2003	2002 As restated	2001 As restated	2000 As restated	1999 As restated
Property, plant and equipment, net	118,105	107,487	75,748	52,864	33,227
Current assets	22,243	31,902	50,331	57,983	10,635
Accounts receivable, net	5,472	4,327	2,498	1,545	895
Bank balances and cash	9,220	14,433	18,413	44,717	6,002
Total assets	149,838	149,628	128,278	113,057	45,504
Current liabilities	43,907	44,609	28,917	27,468	21,844
Accounts payable and accrued liabilities	17,098	19,812	15,329	619	1,675
Short-term loans	18,173	15,330	7,933	8,501	7,894
Long-term loans	36,213	37,686	36,337	27,151	12,234
Total liabilities	80,223	82,409	65,394	54,721	34,297
Shareholders' equity	69,615	66,653	62,054	57,452	8,676

"ATM"	Asynchronous Transfer Mode, a high-bandwidth packet switching and multiplexing technique. Each cell in a stream is presented to the network on a "start-stop" basis (asynchronously), rather than having a circuit or a regular time slot reserved for the stream. This protocol is deployed both within core networks and as an access technology.
"base station"	Transmitter and receiver which serve as a bridge between all cellular users in a cell and connect cellular calls to the cellular switching centre.
"CDMA"	Code Division Multiple Access technology, which is a digital transmission technology that accommodates higher throughput by using various coding sequences to mix and separate voice and data signals for wireless communication.
"Circuit Switch"	A point-to-point network connection maintained only while the sender and recipient are communicating.
"CDMA2000"	CDMA2000 is the name used by the TIA standards body (The Telecommunications Industry Association-a US Telecoms standards body) to refer to Third Generation CDMA. The TIA spec for 3G CDMA is called IS-2000; the technology itself is called CDMA2000.
"CDMA 1X"	The first phase of CDMA2000. CDMA2000 is backward compatible to IS-95 CDMA. The more correct term is CDMA2000 1X.
"DWDM"	Dense Wave Division Multiplexing technology, a means of increasing transmission capacity by transmitting signals through multiple wavelengths through a single fibre.
"FR"	Frame Relay, a high speed open protocol offering both access to a network and carriage of data across a network. This protocol is used by customers that have significant amounts of data traffic.
"Gbps"	One billion bits per second.
"GPRS"	General Packet Radio Service, the packet data service for the GSM Standard.
"GSM"	Global cellular system for cellular communications, a digital cellular telephone system operating in the 900 MHz frequency band based on digital transmission and cellular network architecture with roaming.
"IP"	Internet Protocol, the open protocol used for the Internet and on many LANs and WANs.

"IP telephony" A general term for the technologies that use the Internet's packet to exchange data, voice, fax and other forms of information.

"ISDN" Integrated Service Digital Network, a protocol which offers high capacity dial-in access to public networks; this protocol allows simultaneous handling of digitalised voice and data traffic on the same digital links via integrated switches across the public network.

"Kbps" One thousand bits per second.

"Mbps" One million bits per second.

"MHz" Megahertz, a unit of measure of frequency; 1 MHz is equal to one million cycles per second.

"MPLS" Multiple Protocal Label Switching.

"roaming" A service offered by cellular communications network operators which allows a subscriber to use his or her handset while in different service areas of the same, carrier or in the service area of another carrier. International roaming requires an agreement between operators of different individual markets to permit customers of either operator to access the other's system.

"QoS" Quality of Service.

"SDH" Synchronous Digital Hierarchy architecture, a self-healing system that allows for instantaneous rerouting of signals in the event of a fibre cut.

"PSTN" Public Switched Telephone Network.

"VISP" Virtual Internet Service Provider.

"VPN" Virtual Private Network.

"W-CDMA" Wideband CDMA, one of the principal standards for third generation cellular technology. It supports both packet- and circuit-switched communications and has been designed for high speed data services.

"WAP" Wireless Application Protocol, WAP technology will enable Internet access through cellular handsets.

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